UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES SUMMARY OF FINANCIAL STATEMENTS

SUMMARY			Pages

Performance Review			1
Independent Auditors' Report			9
Financial Statements
Balance Sheets			11
Income Statements			15
Statements of Changes in Stockholders' Equity			16
Statements of Cash Flows			17
Statements of Value Added			18
Notes to the Financial Statements
Note	1	. General Information	19
Note	2	. Presentation of Financial Statements	19
Note	3	. Significant Accounting Practices	19
Note	4	. Cash and Cash Equivalents	25
Note	5	. Interbank Investments	25
Note	6	. Securities and Derivatives Financial Instruments	26
Note	7	. Interbank Accounts	42
Note	8	. Loan Portfolio and Allowance for Loan Losses	42
Note	9	. Foreign Exchange Portfolio	46
Note	10	. Trading Account	46
Note	11	. Tax Credits	47
Note	12	. Other Receivables - Other	49
Note	13	. Dependence Information and Foreign Subsidiary	49
Note	14	. Investments in Affiliates and Subsidiaries	50
Note	15	. Fixed Assets	54
Note	16	. Intangibles	54
Note	17	. Money Market Funding and Borrowings and Onlendings	55
Note	18	. Tax and Social Security	58
Note	19	. Subordinated Debts	58
Note	20	. Other Payables - Other	59
Note	21	. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security	59
Note	22	. Stockholders’ Equity	63
Note	23	. Operational Ratios	64
Note	24	. Related Parties	65
Note	25	. Income from Services Rendered and Banking Fees	70
Note	26	. Personnel Expenses	71
Note	27	. Other Administrative Expenses	71
Note	28	. Tax Expenses	71
Note	29	. Other Operating Income	71
Note	30	. Other Operating Expenses	72
Note	31	. Non-operating Results	72
Note	32	. Income Tax and Social Contribution	72
Note	33	. Employee Benefit Plans - Post-Employment Benefits	72
Note	34	. Risk Management Structure	79
Note	35	. Corporate Restructuring	83
Note	36	. Subsequent Event	84
Note	37	. Other Information	84

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES PERFORMANCE REVIEW

Dear Stockholders:

We present herein the Management Reports and Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the period ended March 31, 2013, prepared in accordance with accounting practices set by Brazilian Corporate Law and the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided in the Accounting National Financial System Institutions (Cosif) and the Exchange Comission (CVM), that does not conflict with the rules of Bacen.

The consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended March 31, 2013 will be released within the statutory period, at the website www.santander.com.br/ri.

• Macroeconomic Environment

Economic activity maintained its slow trend of recovery during the fourth quarter of 2012 and the beginning of 2013. GDP growth in 4Q12 (latest data available) stood at 1.4% in comparison to the fourth quarter of 2011, up from 0.9% in the third quarter. Investment showed a 4.5% year-over-year contraction in the period, whereas household consumption expanded a solid 3.9% in the same period. On the supply side, the worst performance came from agriculture, with a 7.5% fall from the levels seen one year ago due to problems with the harvest. Industrial GDP, which posted four quarters of soft results, stabilized in the fourth quarter and seems to show that the measures taken by the government to boost the economy are already bearing fruits.

Consumer prices, measured by the IPCA, rose 6.6% in the year ending in March, up from the 5.8% in December 2012 and slightly above the ceiling of the inflation target for this year. Services’ prices continue to exert pressure on inflation, driven by increasing labor costs. Durable goods’ prices continue to mitigate inflationary pressures, albeit by a lesser extent than in previous months mainly due to the residual impact of the tax breaks for cars and other goods. The rising and disperse inflationary pressures, despite the weak economic growth, have led the Brazilian Central Bank (Bacen) to start a monetary tightening cycle by mid-April, when the target overnight rate (Selic) was raised to 7.5% pa. Markets were already anticipating a tightening, and hence the average lending rate to individuals rose to 35.1% p.a. in February, above what was observed in December (33.7% p.a.). Outstanding credit advanced 16.8% YoY in the same month, reaching nearly R$2.4 trillion, or 53.4% of GDP. Growth in housing financing continues to be the main driver behind that result, posting a 34.3% year-over-year growth in the same period.

Weaker global conditions are still weighing on Brazilian exports, which have contracted by 8.3% in the 12 months ending in March. Imports declined mildly by 1.9% in the same period, reflecting weaker currency and domestic demand. As a result, trade surplus in the year ending in March declined to US$11.9 billion from US$29.1 billion. As a result, the current account deficit increased to US$63.5 billion in the year ending in February, with a slight increase in the remittance of profits and dividends adding to the poorer trade results. In terms of financial flows, foreign direct investments (at US$63.7 billion) practically compensated the current account deficit. The exchange rate finished March at R$2.01/US$.

On the fiscal side, the myriad of tax breaks announced by the government to stimulate the economy, together with the weaker economic activity, led to weaker tax collections and consequently to a narrowing primary surplus in the public sector, which reached 2.2% of GDP in the 12 months through February. Even the declining interest rates did not prevent the public sector borrowing requirement from rising to 2.7% of GDP over the same period. The net public sector debt reached 35.7% of GDP in February.

Performance

1. Net Income

The Banco Santander presented the period ended March 31, 2013 with consolidated net income of R$609 million, compared to R$865 million in the same period of 2012. Excluding amortization expense of goodwill of R$909 million, in the periods ended in March 31, 2013 and 2012, the net income in the period is R$1,518 million and R$1,774 million, respectively.

The result with loans and leasing operations, which includes interest income, foreign exchange, recovery of loans previously written off and others, fall of 7.8% in 2013 compared with the same period of 2012.

The allowance for loan losses, net of revenues with recovery of loans previously written off in the period ended March 31, 2013 is R$3,371 million and R$3,091 million at the same period of 2012, year-over-year, the expense increased 9.1%. Allowance for loan losses represents 7.2% of the loan portfolio in March 2013, compared 5.7% in March 2012.

The delinquency ratio nonperforming loans more than 90 days reached 5.8% of the loan portfolio, showing an increase of 1.0p.p. over December, 2011 and 0.3p.p. compared to December 2012.

The total expenses including personnel expenses, others administrative expenses and profit sharing expenses, excluding the effects of goodwill amortization grew 0.7% in 2013 compared with 2012, while personnel expenses increased 2.9% and other administrative expenses increased 5.0% both on-years.

2. Assets and Liabilities

Total consolidated assets reached R$448,601 million on March 31, 2013, compared with R$417,245 million in March 2012, a growth of 7.5%.

In March 2013, total assets are represented by: R$211,703 million of loan portfolio, R$71,830 million of securities and derivative financial instruments, primarily by federal securities and R$47,250 million of interbank investments, and in March 2012 amounts R$199,333 million, R$62,869 million and R$29,220 million, respectively.

On March 31, 2013, Banco Santander has a total of R$794 million of securities classified as “held to maturity” and has the financial capacity and intent to hold them until maturity.

Loan Portfolio

Management of Credit Opened by Segment	Mar/13	Mar/12	Change	Dec/12	Changes
(R$ Million)			Mar/13xMar/12		Mar/13xDec/12

Individuals [1]	71,383	66,526	7.3%	71,287	0.1%
Consumer Finance (Vehicles and Other Assets)	36,208	36,402	-0.5%	36,806	-1.6%
Small and Medium-sized Entities	36,135	33,083	9.2%	36,487	-1.0%
Large-sized Entity	67,977	63,322	7.4%	67,379	0.9%
Total	211,703	199,333	6.2%	211,959	-0.1%
1. Including the loans to individual in the consumer finance segment, the individual portfolio reached R$100,901, R$95,407 and R$107,702 on Mach 31, 2013 and 2012 and December 31, 2012, respectively.

In March 31, 2013, the loan portfolio reached R$211,703 million, with a growth of 6.2% compared to March 2012.

In the evolution of the period ended on March 2013, the highlights was Small and Medium-sized Entities and Individuals with a growth of 9.2% and 7.3% respectively.

Funding

Funding Customers	Mar/13	Mar/12	Changes	Dec/12	Changes
(R$ Million)			Mar/13xMar/12		Mar/13xDec/12

Demand Deposits	12,717	11,817	7.6%	13,457	-5.5%
Saving Deposits	27,915	23,922	16.7%	26,857	3.9%
Time Deposits	78,669	84,214	-6.6%	82,839	-5.0%
Debentures/LCI/LCA¹	49,236	45,603	8.0%	49,548	-0.6%
Treasury Bills	26,805	25,806	3.9%	26,492	1.2%
Total	195,342	191,362	2.1%	199,193	-1.9%
1. Repurchase Commitments backed in Debentures, Real Estate Credit Notes and Agribusiness Credit Notes.

The total of funding resources reched R$195,432 millions on March 31, 2013, an increase of 2.1%, compared with march 2012 and a fall of 1.9% on the first quarter of 2013.

The highlight was the on-years growth of 16.7% Saving Deposits, 8.0% Debentures/LCI/LCA and 7.6% Demand Deposits.

3.Stockholders’ Equity

Banco Santander consolidated stockholders’ equity amounted to R$63,230 million on March 31, 2013, compared with R$63,452 million and R$63,687 in December and March 2012, respectively.

The decrease in stockholders' equity in the first quarter of 2013 is mainly due to the negative adjustment to fair value of securities and derivative financial instruments in the amount of R$554 million, the proposed interest on capital of R$300 million and partially offset by the result of the period of R$609 million.

In 2013 they were acquired 885,200 Units and 1,895,702 Units paid by way of Bonus Incentive Plan and the Long Term - Local. The accumulated balance of treasury shares on March 31, 2013 is 7,599,916 Units (12/31/2012 - 8,610,418), amounting to R$118 million (12/31/2012 - R$134 million). The minimum, weighted average and maximum cost per Unit is, respectively, R$13.80, R$16.41 and R$18.52 In 2011 was acquired and hold in treasury 1,732,900 ADRs, amounts R$36 million (12/31/2012 - R$36 million). The minimum cost, weighted average and maximum price per ADR is US$10.21. The market value of these shares on March 31, 2013 was R$14.61 per Unit and US$7.26 per ADR.

Dividends and Interest on Capital

In March 31, 2013, were posted dividends of R$300 million that will be paid on August 29, 2013.

Basel Index

Banco Santander regulatory capital is measured based on the Basel II Standardized Approach, as established by Bacen, and considers: (a) Credit Risks – capital requirement portion for exposed assets and credit commitments, both weighted by a risk factor, considering the risk of mitigation through the use of guarantees; (b) Market risks – capital requirement portions for exposures related to the fluctuations in foreign currency interest rates, price indices, and interest rates; the prices of commodities and shares classified in the trading portfolio; and interest rates not classified in the trading portfolio; and (c) Operational risks – requirement of a specific capital portion.

The Basel II ratio, which is calculated in a consolidated manner and reached 21,5%, and, disregarding the effect of goodwill, as determined by the international rule, the index is 18.4%.

Banco Santander, according to Bacen Letter 3.477/2009, quarterly disclose information relating to risk management and Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br/ri.

In March 2013, the Bacen issued the standards related to the definition of capital and regulatory capital requirements in order to implement the recommendations of the Basel Committee on Banking Supervision (Basel III). The main objectives are: (i) improve the ability of financial institutions to absorb shocks from the financial system or the other sectors of the economy, (ii) reduce the risk of contagion in the financial sector on the real sector of the economy, (iii) assist the maintaining financial stability, and (iv) promoting sustainable economic growth. The implementation of the new Basel III rules starts from 1st October 2013. Other measures are under discussion in the Basel Committee, as related to the leverage ratio and minimum quantitative requirements for liquidity of financial institutions, which will be implemented by the Bacen in future.

In March 2013, the Bacen issued the standards related to the definition of capital and regulatory capital requirements in order to implement the recommendations of the Basel Committee on Banking Supervision (Basel III). The main objectives are: (i) improve the ability of financial institutions to absorb shocks from the financial system or the other sectors of the economy, (ii) reduce the risk of contagion in the financial sector on the real sector of the economy, (iii) assist the maintaining financial stability, and (iv) promoting sustainable economic growth. The implementation of the new Basel III rules starts from 1st October 2013. Other measures are under discussion in the Basel Committee, as related to the leverage ratio and minimum quantitative requirements for liquidity of financial institutions, which will be the subject of future regulations.

• Recent Event

Filing of Form 20F

On March 29, 2013, Banco Santander published Notice to the Market regarding the filing of Form 20-F at the Securities and Exchange Commission - EUA (SEC), and at the CVM in Brazil, on March 29, 2013.

The Form 20-F contains detailed information about Santander Banco Santander, including certifications under the U.S. Sarbanes-Oxley Act (“SOX”), which attest to the effectiveness of Santander Banco Santander’s internal controls and procedures. Santander Banco Santander’s independent auditors, Deloitte Touche Tohmatsu Auditores Independentes, issued an audit opinion on the financial statements and the effectiveness of internal controls over financial reporting as of December 31, 2012.

• Subsequent Event

Chairman of the Board of Directors and Chief Executive Officer of Banco Santander

In a meeting held on April 24, 2013, the Board of Directors (i) received the request for resignation of Mr. Marcial Angel Portela Alvarez from the position of CEO of the Banco Santander; and (ii) appointed Mr. Jesús Maria Zabalza Lotina as CEO, to replace Mr. Marcial Portela, who shall remain in his position until Mr. Jesús Zabalza takes office. The Banco Santander also informs that Mr. Marcial Portela, currently Vice Chairman of the Board of Directors, will be appointed as Chairman of the Board of Directors, and the current Chairman of the Board of the Directors, Mr. Celso Clemente Giacometti, will be appointed as Vice Chairman of the Board of Directors.

Mr. Marcial Portela coordinated Banco Real's acquisition and transition process initiated in 2007, and in the last three years has conducted directly, as CEO, the operations of the Santander Group in Brazil, having been responsible for the strategic repositioning of the Company in the Brazilian market.

The aforementioned appointments are subject to applicable legal and corporate approvals.

Webmotors S.A. (Webmotors) Increases its capital stock through deal with Carsales

An agreement was signed regarding the participation of Carsales.com Limited (Carsales) in the capital stock of Webmotors, a company indirectly controlled by Banco Santander. The Transaction, valued at R$180 million, involves the acquisition, by Carsales, of new shares of the Webmotors capital stock, representing 30% of the company’s total capital.

The partnership with Carsales aims to accelerate the growth of Webmotors and consolidate its leadership position in Brazil’s online vehicle classifieds market, through a transfer of technology and knowledge, together with greater independence and operational focus.

Carsales is an Australian company that is the leader in that country’s online vehicle classifieds market, with more than 60% of the market share, along with operations throughout Asia and Oceania (China, New Zealand, Thailand, Malasia, Singapore, Indonesia and Dubai).

The completion of the Transaction will be subject to its compliance with certain precedent conditions customary in similar transactions, including the negotiation and signing of definitive contracts and the obtaining of the necessary authorizations.

• Strategy

Banco Santander’s strategy is based on the following objectives:

• To be the best bank in service quality, sustained by the operational efficiency of the technological platform;

• Focus on improving customer services through quality of services and infrastructure;

• To intensify the relationship with customers in order to become the bank of choice of our customers;

• To increase the commercial punch in key segments/products, such as SMEs, issuer cards, acquiring business, mortgages vehicle and insurance;

• To take advantage of cross selling opportunities for products and services;

• To continue building and strengthening the Santander brand in Brazil until it becomes one of the TOP 3 financial brands in attractiveness; and

• To maintain its prudent risk management.

This strategy is in line with the mission announced by the Bank “to be our customer’s choice for being the simple and safe, efficient and profitable bank, that constantly seeks to improve the quality of every service, with a team that enjoys working together to conquer everyone’s recognition and trust”.

In accordance with this mission, Santander Brasil launched “Conta Santander Combinada” in the first quarter of 2013. This new proposal offers current account, credit card, package services, overdraft and others differentiated advantages. It is developed under four types of service: “Conta Combinada Free”, “Conta Combinada Flex”, “Conta Combinada Light”, “Conta Combinada Universitária FIT”. This proposal aims to offer product and service options to meet the customer’s needs in different moments of their lives, and also provides a higher linkage.

Additionally, in this quarter, Santander Brasil announced a new segment “Santander Select”, which is a new category of financial services designed to offer a unique and a specialized service to high income customers. This proposal, which was developed from existing global model for this segment and it was adjusted with the characteristics of the Brazilian market, provides specialized areas in wealth management advisory and offers differentiated products and services.

In addition to these new strategies, Santander Brasil continues to increase its commercial activities through partnerships and commercial agreements, like in cards segments with the agreement with Sodexo and Embratec, and also in vehicle financing segment with the agreements: Hyundai, Renault, Nissan and Peugeot. In the context of sustainability, the Santander Brasil strategy’s continued to be based on three basic pillars: Social and Financial Inclusion, Education and Management, and Social and Environmental Businesses.

Another fact of our strategy worth mentioning is the maintenance at comfortable levels of liquidity and also our funding and capital independence from controlling shareholder. At the end of March 2013, the BIS ratio reached 21.5%, positioning the Bank as the most capitalized bank among the largest retail banks.

• Main Subsidiaries

As of March 31, 2013, Santander Leasing reported total assets of, R$52,466 million, a lease and other credits portfolio of R$3,777 million and stockholders' equity of R$10,248 million. Net income for the period ended on March 31, 2013 was R$622 million.

As of March 31, 2013, Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI) reported, R$29,868 million in total assets, R$27,099 million in lending operations and others credits, and R$1,117 million of stockholder´s equity. The loss for the period ended on March 31, 2013 was R$0,5 million.

As of March 31, 2013, Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM) reported total assets of R$769 million and stockholders' equity of R$220 million. Net income for the period ended on March 31, 2013 was R$15 million.

As of March 31, 2013, Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset) reported total assets of R$251 million. The stockholders' equity of R$182 million, and net income for the period of 2013 was R$9 million. The stockholders’ equity of investment funds reached R$115,818 million.

As of March 31, 2013, Santander Brasil, Establecimiento Financiero de Credito, S.A. (Santander Brasil EFC) reported total assets of R$2,046 million, R$503 million of loan portfolio and stockholders' equity of R$1,934 million. The net loss of the period ended on March 31, 2013 was R$2 million.

Rating Agencies

Santander is rated by international ratings agencies and the ratings assigned, as shown in the table below, reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Company is inserted.

Rating Agency	Global Scale				National Scale
	Local Currency		Foreign Currency		National
	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term

Fitch Ratings (Outlook)	BBB (negative)	F2	BBB (negative)	F2	AAA (bra) (negative)	F1+ (bra)
Standard & Poor’s (Outlook)	BBB (stable)	A-2	BBB (stable)	A-2	brAAA (stable)	brA-1
Moody’s (Outlook)	Baa1 (stable)	Prime-2	Baa2 (positive)	Prime-2	Aaa.br (stable)	Br-1
Ratings assigned according published reports of the Rating agencies: Fitch Ratings (December 20, 2012); Standard & Poor’s (December 18, 2012) and Moody’s (June 27, 2012).

• Corporate Governance

On February 15, 2013 it was held the Shareholders Meeting, which approved the proposal of grant of “Deferred Bonus Plans” related to 2012, for officers, managerial employees and other employees of the Company and of companies under its control, as approved by the Company’s Board of Directors, at the meeting held on December 19th, 2012.

On March 14, 2013 it was homologated by the Bacen, the election procedures of the new members of the Bank’s Board of Executive Officers: Mr. Manoel Marcos Madureira, as Executive Officer, and Mrs. Ana Paula Nader Alfaya, Mr. Carlos Alberto Seiji Nomoto, Mr. Fernando Díaz Roldán and Mr. Nilton Sergio Silveira Carvalho as Officers without specific designation.

On March 18, 2013 it was held the Board of Director´s Meeting, which approved the election of the members of the Audit Committee for a term of office of one year. Therefore, the Audit Committee has the following members: Mr. Celso Clemente Giacometti, as an independent member; Mr. René Luiz Grande, as coordinator and Mrs. Elidie Palma Bifano, as technical and qualified member. The election process, is being ratified by the Bacen.

• Risk Management

1. Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the highest standards of prudent management and vision client.

Its main responsibilities are:

• Integrate and adapt the Bank's risk to local, as well as risk management strategy and the willingness and level of risk tolerance, all matched with corporate standards Grupo Santander Spain;

• to approve the proposals and operations and limitations of clients and portfolio (wholesale and retail);

• references on general themes related to Market Risk;

• to guarantee Banco Santander activities are consistent with the risk tolerance level previously approved by Committee Executive and by Santander Spain Group; and

• to authorize the use of local management tools and risk models and to be familiar with the result of their internal validation.

The risk function at Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas and reports directly to the CEO of Banco Santander and to the head of the Santander Spain Group risk department.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

2. Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches.

The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments. Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

3. Credit Risk

The function of Credit Risk and Market is to develop policies and strategies for risk management in accordance with the risk appetite set by the Executive Committee. Additionally, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between customers and individual customers with similar characteristics (standardized).

4. Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Banco Santander operates in accordance with the global policies within the risk appetite of the Bank and aligned with the objectives in Brazil and worldwide. For this purpose, developed its own model of Risk Management, the following principles:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective decisions that evaluate all possible scenarios and not compromise the results of individual decisions, including Brazil Executive Risk Committee, which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk / return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 520 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of Market Risk is part of the Vice President of Credit Risk and Market, which implements the policies of risk, taking into account local and global corporate settings.

5. Environmental and Social Risk

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties.

A specialized team, with background in Biology, Chemistry, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our corporate clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

6. Operational Risk Management, Internal Controls -Oxley Act and Internal Audit

Banco Santander’s corporative areas, responsible for technological and operational risk management and Internal controls are subordinate to different Vice-Presidencies, with structures, procedures, methodologies, tools and specific internal models guaranteed through an appropriate managerial model permitting the identification, capture, assessment, control, monitoring, mitigation and reduction of operational risk events and losses. In addition, the management and prevention of operational and technological risks, the continuity of the business and the continuous strengthening of the internal control system, meets the requirements of the regulators, the New Basel Accord (BIS II) and the Sarbanes-Oxley Act (SOX). It is also aligned with the guidelines set forth by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The procedures developed and adopted are intended to ensure Banco Santander’s continuing presence among the select group of financial institutions recognized as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity and reliability in the local and international markets.

Top management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for the continuous improvement of the operational and technological risk management culture and structure, as well as of the internal control system, in order to ensure compliance with the established objectives and goals, as well as the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity (PRE) related to operational risk.

The 2012 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded in February 2013 and found no evidence of any material issues.

Additional information on the management models, can be found in the annual and social reports at: www.santander.com.br/ri.

• People

For Banco Santander ensure the preference of its clients, it is essential to put the utmost value on its main asset: People. Since its employees are the strongest link between the Bank and its clients, it is continuously fine-tuning its management practices and processes so that they remain fully motivated and fulfill all their potential.

Banco Santander seeks to ensure that its professionals identify with the Organization and share its values, in the belief that their dedication is crucial for the consolidation and dissemination of its differentials. Consequently, in addition to offering and encouraging a participatory and collaborative working environment, it prepares its teams so way that they have various career and development possibilities. Thanks to a series of local and international programs and opportunities, employees are always alert to new opportunities and challenges.

Some of Banco Santander’s initiatives for supporting the personal and professional growth of its People are listed below:

• Career Opportunities and Recognition: preparing its employees and interns for various career and development possibilities. It offers local and international development programs and encourages mobility between different areas and countries and identifies the progress of each individual through transparent and objective assessment procedures, merit-based compensation and non-financial recognition;

• People Appreciation: valuing its People outside the professional area by recognizing their social and family needs. It offers opportunities and benefits geared towards the complete individual, such as the Specialized Personal Support Program (PAPE), as well as more segmented solutions, aimed at ensuring a better working, home and social life;

• Continuous Managerial Development: Banco Santander’s managers are the strongest link between the Organization and its professionals. They are therefore subject to continuous development programs to ensure their alignment with the Bank’s strategy and proposal and that they inspire their teams and promote their advancement in the pursuit of excellence, thereby generating results for shareholders, clients, employees and society as a whole;

• Encouraging Innovation: encouraging its professionals to always look ahead, trying to glimpse hitherto unseen horizons in order to improve client service and generate efficiency. Best practices are shared on a daily basis and ideas are highly valued;

• Participatory and Collaborative Environment: there is ample room for employees to question, discuss and suggest new ways of doing things in a participatory and collaborative manner within a multicultural and multigenerational environment. The Bank’s relationships are based on transparency and trust in order to promote teamwork and self-esteem. Thus everyone progresses and teams mesh, allowing the Bank to evolve and innovate; and

• Being Part of a World Class Company: with a differentiated proposal as an employer, a talented team with the best professionals in the market, and an increasingly strong brand, Banco Santander has many reasons to be proud. International tradition, a global presence and local recognition are underlined by its 155 years of history, 190 thousand employees worldwide, 53 thousand in Brazil alone, and more than 100 million clients.

• Sustainable Development

In 2013, Santander Universities in agreement with AfroReggae promoted at Vigário Geral community the “2o. International Seminar on Entrepreneurship for Communities” with the aim to discuss ways for the Entrepreneurship in low income communities and share best practices.

The Seminar is part of “Rio Comunidades” Programme, launched in May 2011, in partnership with AfroReggae. More than 10.000 people living in low income communities in Rio de Janeiro were benefited with: international scholarships to study Spanish at Salamanca (12 students); scholarships for on-line language courses and entrepreneurship courses (1.700 students); Digital inclusion at “Espaço Digital da Vila Cruzeiro / Núcleo do AfroReggae” (8.000 students) and Financial Orientation lectures (more than 500 people).The aim is to benefit more than 200 thousand people until the end of 2016.

Besides that, Santander Microcrédito Assessoria Financeira S.A. (Santander Microcrédito) started 2013 with very good results in terms of disbursement and portfolio management. By the end of the first quarter, we had disbursed R$108.3 million to small entrepreneurs (8% higher than the same period in 2012) and the performing loan rate is still at satisfactory levels and closed the quarter at 94.8%.

• Corporate Restructuring

We implemented various social movements in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander:

a) Segregation of equity investments of the temporary nature and of the investments in companies that provide services complementary to those provided by financial institutions

Aiming to segregate the equity investments of a temporary nature (private equity) and equity interests in entities that provide complementary services to the financial services Banco Santander, were made the following acts:

• Partial spin-off of Santander Participações S.A. (Santander Participações, current corporate name of Santander Advisory Services S.A.), based version of the spun-off assets to Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços) (Partial Spin-Off), approved by shareholders in the meeting held on December 31, 2012. The spun-off assets corresponded to investments in Santander Serviços and Webmotors S.A. The Partial Spin-off took place through the transfer of net assets of Santander Participações to the capital of Santander Serviços, based on the audited balance sheet on the November 30, 2012. Equity changes that occur between the base date of such balance sheet and the execution of the Partial Spin-off were recognized and recorded directly into Santander Serviços;

• Capital increase in Santander Serviços on December 31, 2012 in the amounts of R$371 million, with the issuance of 113,803,680,982 common shares, fully subscribed and paid by Santusa Holding, S.L. (Santusa) in Spain investment company controlled by Banco Santander Spain. After such transaction, Santander Serviços capital stock to be owned by Banco Santander and Santusa, in the proportion of 60.65% and 39.35%, respectively; and

• Acquisition by Santander Serviços shares of the company Tecnologia Bancária S.A. - Tecban (Tecban) held by Santusa as Sale and Purchase Agreement entered into between the parties on January 21, 2013. The acquisition, corresponding to 20.82% of the share capital of Tecban, were approved by Bacen pursuant to Resolution 4.062/2012, and effective on March 27, 2013.

b) Incorporation of Santander Administradora de Consórcios Ltda (Santander Consórcios) by Santander Brasil Administradora de Consórcio (Santander Brasil Consórcio)

At meetings held on July 25, 2012, the Board of Directors of Santander Consórcios and Santander Brasil Consórcio agreed and decided to submit for approval from their respective partners, the incorporation propose of Santander Consórcios (Incorporated) by Santander Brasil Consórcio (Incorporator) (Incorporation) which was approved at meeting of the Partners Incorporated and Incorporator on July 31, 2012.

The merger will give through the transfer of the net book value of incorporated for the equity of the incorporator, based on the audited balance sheet at June 30, 2012. The equity variations occurred between the base date of that balance sheet and the effectiveness of the incorporation (the date of the Contract Amendment) will be recognized and recorded directly on the incorporator.

On November 30, 2012 this process of incorporation was approved by the Bacen.

c) Others Corporate Movements

We also performed the following corporate actions:

• Constitution of “Atual Companhia Securitizadora de Créditos Financeiros”, under the meeting held on September 28, 2012, which aims at the acquisition of exclusive social credits from lending operations, financing and leasing;

• Opening capital of Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil) in the category “B”, pursuant to the EGM held on August 30, 2012, whose record was obtained with the CVM on November 27,2012;

• Incorporation of all shares of issue Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing) by CFI RCI Brasil, on May 31, 2012, so that RCI Brasil Leasing became a wholly owned subsidiary of CFI RCI Brasil. On August 28, 2012 this process was approved by the Bacen;

• Partial spin-off of CRV Distribuidora da TÍtulos e Valores Mobiliários S.A (CRV DTVM) with the version of the splited portion of Santander Participações on August 31, 2011, being that the split portion was referring solely to the entire interest held by CRV DTVM on the capital of Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. (Santander Securities). On the same date, Santander Securities was acquired by Santander Participações. On January 23, 2012 this process was approved by the Bacen;

• Acquisition in January 21, 2013 by Webmotos, 100% of the share capital of Idéia Produções e Design Ltda- ME.

• Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards. In compliance with CVM Instruction 381/2003, we hereby inform that during in the period 2013, there hasn´t been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores, which cumulatively represent more than 5% of the related overall consideration.

São Paulo, April 25, 2013
The Board of Directors The Executive

(Adopted at the Meeting of the Board of 04/24/2013).
***

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders and Management of

Banco Santander (Brasil) S.A.

São Paulo, SP

Introduction

We have reviewed the individual and consolidated balance sheets of Banco Santander (Brasil) S.A. (“Bank”) as of March 31, 2013 and the related statements of income, changes in equity and cash flows for the three-month period then ended, including a summary of significant accounting policies and other explanatory notes. Bank´s management is responsible for the preparation and fair presentation of this interim financial information in accordance with accounting practices adopted in Brazil applicable to entities authorized to operate by Banco Central do Brasil - BACEN. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).  A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim individual and consolidated financial information referred above is not prepared, in all material respects, in accordance with accounting practices adopted in Brazil applicable to entities authorized to operate by Banco Central do Brasil - BACEN.

Emphasis related to the restatement of corresponding figures

According mentioned in note 3.l, due to changes in accounting practices adopted in individual and consolidated interim financial information by the Bank in 2013, the corresponding figures for the year ended December 31, 2012, presented for purposes of comparison, were adjusted and are being restated as required by CPC 23 (IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors). Our conclusion does not contain any qualification related to this subject.

Other Matters

Statements of Value Added

We have also reviewed the interim individual and consolidated statements of value added (DVA) for the three-month period ended March 31, 2013, prepared under the responsibility of the Management, whose presentation is required by Brazilian Corporate Law by publicly-held companies, and considered supplemental information by accounting practices adopted in Brazil applicable to entities authorized to operate by Banco Central do Brasil - BACEN, which do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that cause us to believe that it is not prepared, in all material respects, consistent in relation to the interim individual and consolidated financial information taken as a whole.

The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 24, 2013

DELOITTE TOUCHE TOHMATSU	Gilberto Bizerra de Souza
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES BALANCE SHEETS
In thousands of Brazilian Reais - R$, unless otherwise stated

			Bank		Consolidated
			12/31/2012		12/31/2012
	Note	03/31/2013	Adjusted	03/31/2013	Adjusted

Current Assets		244,404,623	250,715,643	250,136,855	256,441,937
Cash	4	5,169,378	4,653,214	5,255,749	4,742,486
Interbank Investments	5	62,101,498	51,106,876	47,199,859	36,700,193
Money Market Investments		32,457,572	21,353,662	32,457,583	21,353,693
Interbank Deposits		19,676,941	20,458,741	3,899,653	4,545,281
Foreign Currency Investments		9,966,985	9,294,473	10,842,623	10,801,219
Securities and Derivative Financial
Instruments	6	34,384,182	37,326,162	35,403,169	37,544,440
Own Portfolio		8,633,148	14,145,665	21,718,161	22,115,859
Subject to Repurchase Commitments		21,209,256	18,957,131	7,900,552	10,047,191
Derivative Financial Instruments		1,375,106	1,041,124	1,381,263	1,132,514
Linked to Central Bank of Brazil		1,116,754	1,118,510	1,116,754	1,118,510
Linked to Guarantees		2,049,918	2,063,732	3,286,439	3,130,366
Interbank Accounts	7	33,610,062	34,121,412	33,836,295	34,348,923
Payments and Receipts Pending Settlement		1,582,444	1,979	1,582,444	1,979
Restricted Deposits:		31,997,609	34,083,673	32,223,842	34,311,184
Central Bank Deposits		31,996,129	34,082,514	32,222,362	34,310,025
National Housing System		1,480	1,159	1,480	1,159
Correspondents		30,009	35,760	30,009	35,760
Interbranch Accounts		1,218	1,509	1,218	1,509
Internal Transfers of Funds		1,218	1,509	1,218	1,509
Lending Operations	8	48,863,202	54,349,968	62,062,924	67,750,656
Public Sector		54,128	65,928	54,128	65,928
Private Sector		51,255,005	56,697,207	64,903,891	70,482,512
(Allowance for Loan Losses)	8.f	(2,445,931)	(2,413,167)	(2,895,095)	(2,797,784)
Leasing Operations	8	31,003	46,338	2,754,108	2,999,815
Public Sector		-	-	2,607	2,607
Private Sector		33,273	49,904	2,836,534	3,091,489
(Allowance for Lease Losses)	8.f	(2,270)	(3,566)	(85,033)	(94,281)
Other Receivables		59,735,419	68,581,922	62,991,278	71,702,629
Credits for Guarantees Honored		6	2,541	6	2,541
Foreign Exchange Portfolio	9	33,688,644	38,349,206	33,688,644	38,349,206
Income Receivable		527,918	568,937	547,823	553,752
Trading Account	10	711,717	904,278	977,320	1,084,613
Tax Credits	11	4,217,931	6,020,627	5,316,963	7,139,554
Others	12	20,661,491	22,820,862	22,557,241	24,679,009
(Allowance for Other Receivables Losses)	8.f	(72,288)	(84,529)	(96,719)	(106,046)
Other Assets		508,661	528,242	632,255	651,286
Non - Current Assets Held for Sale		-	112,322	-	112,322
Other Assets		201,562	190,278	205,008	193,082
(Allowance for Valuation)		(72,379)	(146,956)	(75,002)	(149,631)
Prepaid Expenses		379,478	372,598	502,249	495,513

			Bank		Consolidated
			12/31/2012		12/31/2012
	Note	03/31/2013	Adjusted	03/31/2013	Adjusted

Long-Term Assets		191,561,808	184,370,614	176,412,731	169,666,325
Interbank Investments	5	12,500,408	14,431,441	49,855	70,679
Interbank Deposits		12,500,408	14,431,441	49,855	70,679
Securities and Derivative Financial
Instruments	6	63,732,000	64,249,415	36,427,093	39,287,733
Own Portfolio		9,705,574	8,704,872	14,823,080	15,753,576
Subject to Repurchase Commitments		42,018,906	43,407,334	8,632,373	10,177,742
Derivative Financial Instruments		2,675,742	3,691,872	2,782,963	3,698,641
Linked to Central Bank of Brazil		157,125	368,673	157,125	368,673
Privatization Certificates		2,712	2,762	2,712	2,762
Linked to Guarantees		9,171,941	8,073,902	10,028,840	9,286,339
Interbank Accounts	7	167,663	167,663	167,663	167,663
Restricted Deposits:		167,663	167,663	167,663	167,663
National Housing System		167,663	167,663	167,663	167,663
Lending Operations	8	93,490,080	86,013,060	110,293,256	102,746,363
Public Sector		99,218	80,028	99,218	80,028
Private Sector		104,367,247	96,449,751	121,935,463	113,819,922
Lending Operations Related to Assignment		47,485	-	47,485	-
(Allowance for Loan Losses)	8.f	(11,023,870)	(10,516,719)	(11,788,910)	(11,153,587)
Leasing Operations	8	4,126	6,226	2,332,878	2,517,792
Public Sector		-	-	2,991	3,468
Private Sector		6,890	9,912	2,449,464	2,644,442
(Allowance for Lease Losses)	8.f	(2,764)	(3,686)	(119,577)	(130,118)
Other Receivables		21,260,108	19,163,408	26,152,899	23,910,830
Receivables for Guarantees Honored		8,462	6,651	8,462	6,651
Foreign Exchange Portfolio	9	448,820	204,928	448,820	204,928
Income Receivable	10	135,056	117,101	135,056	117,101
Negotiation and intermediation of securities		8,269	-	8,269	-
Tax Credits	11	11,799,936	9,686,853	13,619,152	11,410,281
Others	12	9,148,821	9,425,978	12,264,823	12,478,798
(Allowance for Other Receivables Losses)	8.f	(289,261)	(278,103)	(331,683)	(306,929)
Other Assets		407,423	339,401	989,087	965,265
Temporary Assets		8,061	8,061	8,069	8,069
(Allowance for Losses)		(1,765)	(1,765)	(1,773)	(1,773)
Prepaid Expenses		401,127	333,105	982,791	958,969

Permanent Assets		34,483,965	39,971,520	22,051,170	22,859,763
Investments		12,914,999	17,403,923	45,472	40,049
Investments in Affiliates and Subsidiaries:	14	12,897,890	17,387,119	22,883	22,666
Domestic		10,963,586	15,368,790	22,883	22,666
Foreign		1,934,304	2,018,329	-	-
Other Investments		48,960	48,655	59,001	53,795
(Allowance for Losses)		(31,851)	(31,851)	(36,412)	(36,412)
Fixed Assets	15	5,613,114	5,566,140	5,751,639	5,602,086
Real Estate		2,065,276	2,065,276	2,073,819	2,067,484
Others		8,082,017	7,878,484	8,367,593	7,953,283
(Accumulated Depreciation)		(4,534,179)	(4,377,620)	(4,689,773)	(4,418,681)
Intangibles	16	15,955,852	17,001,457	16,254,059	17,217,628
Goodwill		26,012,090	26,012,090	26,240,957	26,171,836
Intangible Assets		6,959,016	6,996,274	7,098,840	7,117,396
(Accumulated Amortization)		(17,015,254)	(16,006,907)	(17,085,738)	(16,071,604)
Total Assets		470,450,396	475,057,777	448,600,756	448,968,025

			Bank		Consolidated
			12/31/2012		12/31/2012
	Note	03/31/2013	Adjusted	03/31/2013	Adjusted

Current Liabilities		270,740,495	278,920,887	242,008,176	247,999,733
Deposits	17.a	92,984,219	104,628,175	73,050,990	74,901,698
Demand Deposits		12,932,518	13,680,737	12,717,116	13,457,096
Savings Deposits		27,915,328	26,856,910	27,915,328	26,856,910
Interbank Deposits		21,796,221	31,557,484	2,124,921	2,053,827
Time Deposits		30,340,152	32,533,044	30,293,625	32,533,865
Money Market Funding	17.b	66,452,976	52,185,328	53,446,856	45,349,856
Own Portfolio		36,539,012	34,508,852	29,525,636	29,476,097
Third Parties		20,187,486	9,146,494	14,194,742	7,343,777
Linked to Trading Portfolio Operations		9,726,478	8,529,982	9,726,478	8,529,982
Funds from Acceptance and Issuance of
Securities	17.c	30,868,065	29,557,231	31,630,062	30,225,949
Exchange Acceptances		-	-	486,096	448,199
Resources of Debentures		-	-	164,050	160,508
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		23,919,596	25,766,893	24,039,447	25,826,904
Securities Issued Abroad		6,940,469	3,790,338	6,940,469	3,790,338
Interbank Accounts	7	1,710,168	18,525	1,710,168	18,525
Receipts and Payments Pending Settlement		1,696,276	-	1,696,276	-
Correspondents		13,892	18,525	13,892	18,525
Interbranch Accounts		1,260,814	2,002,049	1,260,814	2,002,049
Third-Party Funds in Transit		1,259,441	2,000,676	1,259,441	2,000,676
Internal Transfers of Funds		1,373	1,373	1,373	1,373
Borrowings	17.e	15,405,289	14,748,478	14,828,750	14,748,478
Local Borrowings - Other Institutions		54,343	48,934	54,343	48,934
Foreign Borrowings		15,350,946	14,699,544	14,774,407	14,699,544
Domestic Onlendings - Official Institutions	17.e	3,632,968	3,793,910	3,632,968	3,793,910
National Treasury		226	247	226	247
National Economic and Social Development
Bank (BNDES)		2,026,744	2,124,206	2,026,744	2,124,206
Federal Savings and Loan Bank (CEF)		2,637	2,581	2,637	2,581
National Equipment Financing Authority (FINAME)		1,465,564	1,483,052	1,465,564	1,483,052
Other Institutions		137,797	183,824	137,797	183,824
Foreign Onlendings	17.e	18,356	20,548	18,356	20,548
Foreign Onlendings		18,356	20,548	18,356	20,548
Derivative Financial Instruments	6	1,409,496	1,763,114	1,440,474	1,852,470
Derivative Financial Instruments		1,409,496	1,763,114	1,440,474	1,852,470
Other Payables		57,006,144	70,203,529	60,988,738	75,086,250
Collected Taxes and Other		1,328,997	81,082	1,337,261	87,944
Foreign Exchange Portfolio	9	31,701,463	36,246,517	31,701,463	36,246,517
Social and Statutory		407,466	1,427,504	428,092	1,465,278
Tax and Social Security	18	1,364,058	9,093,831	2,800,147	11,555,347
Trading Account	10	641,997	564,848	905,799	749,118
Subordinated Debt	19	3,543,868	3,727,745	3,543,868	3,727,745
Others	20	18,018,295	19,062,002	20,272,108	21,254,301

			Bank		Consolidated
			12/31/2012		12/31/2012
	Note	03/31/2013	Adjusted	03/31/2013	Adjusted

Long-Term Liabilities		136,197,724	132,428,206	142,175,650	136,465,857
Deposits	17.a	48,647,610	51,339,151	49,724,639	51,643,441
Interbank Deposits		73,727	999,882	1,349,024	1,338,671
Time Deposits		48,573,883	50,339,269	48,375,615	50,304,770
Money Market Funding	17.b	26,435,640	27,468,352	26,216,425	27,178,706
Own Portfolio		26,435,640	27,468,352	26,216,425	27,178,706
Funds from Acceptance and Issuance of
Securities	17.c	25,185,546	24,306,708	26,868,395	26,067,742
Exchange Acceptances		-	-	606,626	644,279
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		14,999,491	12,798,608	16,075,714	13,915,363
Securities Issued Abroad		10,186,055	11,508,100	10,186,055	11,508,100
Borrowings	17.e	1,195,217	1,252,900	1,195,217	1,252,900
Local Borrowings - Other Institutions		58,896	73,350	58,896	73,350
Foreign Borrowings		1,136,321	1,179,550	1,136,321	1,179,550
Domestic Onlendings - Official Institutions	17.e	6,104,121	5,590,711	6,104,121	5,590,711
National Treasury		836	836	836	836
National Economic and Social Development
Bank (BNDES)		3,390,046	3,065,388	3,390,046	3,065,388
Federal Savings and Loan Bank (CEF)		61,606	60,219	61,606	60,219
National Equipment Financing Authority (FINAME)		2,651,633	2,456,539	2,651,633	2,456,539
Other Institutions		-	7,729	-	7,729
Foreign Onlendings	17.e	9,128	20,216	9,128	20,216
Foreign Onlendings		9,128	20,216	9,128	20,216
Derivative Financial Instruments	6	2,579,619	3,347,425	2,691,405	3,352,557
Derivative Financial Instruments		2,579,619	3,347,425	2,691,405	3,352,557
Other Payables		26,040,843	19,102,743	29,366,320	21,359,584
Foreign Exchange Portfolio	9	246,843	152,049	246,843	152,049
Tax and Social Security	18	11,666,030	3,306,392	14,555,497	5,276,686
Negotiation and intermediation of securities	10	113,306	-	116,934	-
Subordinated Debts	19	7,862,971	8,191,406	7,862,971	8,191,406
Others	20	6,151,693	7,452,896	6,584,075	7,739,443

Deferred Income		274,959	222,095	274,964	222,099
Deferred Income		274,959	222,095	274,964	222,099

Minority Interest		-	-	911,617	828,828

Stockholders' Equity	22	63,237,218	63,486,589	63,230,349	63,451,508
Capital:		62,828,201	62,828,201	62,828,201	62,828,201
Brazilian Residents		6,251,291	6,251,291	6,251,291	6,251,291
Foreign Residents		56,576,910	56,576,910	56,576,910	56,576,910
Capital Reserves		618,550	610,215	620,919	612,259
Profit Reserves		2,149,275	2,149,275	1,633,003	1,654,347
Adjustment to Fair Value		(2,355,958)	(1,930,540)	(2,027,483)	(1,472,737)
Accumulated Profits		150,363	-	328,922	-
(-) Treasury Shares		(153,213)	(170,562)	(153,213)	(170,562)
Total Liabilities		470,450,396	475,057,777	448,600,756	448,968,025
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES INCOME STATEMENTS
In thousands of Brazilian Reais - R$, unless otherwise stated

			Bank		Consolidated
			01/01 a		01/01 a
		01/01 to	03/31/2012	01/01 to	03/31/2012
	Note	03/31/2013	Adjusted	03/31/2013	Adjusted

Financial Income		11,879,269	13,921,655	12,705,638	13,980,850
Lending Operations		7,106,004	7,685,502	8,491,745	9,092,898
Leasing Operations		1,781	6,171	192,514	326,694
Securities Transactions	6.a	3,367,321	3,844,250	2,650,386	2,172,308
Derivatives Transactions		1,035,473	967,848	998,216	965,456
Foreign Exchange Operations		(141,001)	449,446	(141,001)	449,446
Operations of Sale or Transfer of Financial Assets		26,909	902	27,301	902
Compulsory Deposits		482,782	967,536	486,477	973,146

Financial Expenses		(8,168,284)	(9,324,987)	(8,130,559)	(8,685,387)
Funding Operations Market	17.d	(4,915,984)	(6,745,625)	(4,446,894)	(5,599,270)
Borrowings and Onlendings Operations		33,295	338,625	32,381	338,342
Allowance for Loan Losses	8.f	(3,285,595)	(2,917,987)	(3,716,046)	(3,424,459)

Gross Profit From Financial Operations		3,710,985	4,596,668	4,575,079	5,295,463

Other Operating (Expenses) Income		(3,065,677)	(3,244,490)	(3,478,972)	(3,662,712)
Income from Services Rendered	25	1,816,932	1,567,139	1,987,369	1,690,176
Income from Banking Fees	25	594,492	597,685	711,729	783,211
Personnel Expenses	26	(1,431,689)	(1,389,865)	(1,507,303)	(1,464,375)
Other Administrative Expenses	27	(2,925,591)	(2,869,848)	(3,047,729)	(2,945,252)
Tax Expenses	28	(669,226)	(730,794)	(791,988)	(845,566)
Investments in Affiliates and Subsidiaries	14	270,557	406,466	217	386
Other Operating Income	29	422,829	422,669	500,967	531,734
Other Operating Expenses	30	(1,143,981)	(1,247,942)	(1,332,234)	(1,413,026)

Operating Income		645,308	1,352,178	1,096,107	1,632,751

Nonoperating Income	31	85,941	31,793	86,920	42,945

Income Before Taxes on Income and Profit Sharing		731,249	1,383,971	1,183,027	1,675,696

Income Tax and Social Contribution	32	(58,850)	(183,769)	(284,933)	(414,956)
Provision for Income Tax		(255,669)	(168,275)	(375,742)	(307,155)
Provision for Social Contribution Tax		(154,800)	(94,339)	(240,825)	(198,488)
Deferred Tax Credits		351,619	78,845	331,634	90,687

Profit Sharing		(222,036)	(334,371)	(245,480)	(364,935)

Minority Interest		-	-	(43,295)	(30,834)

Net Income		450,363	865,831	609,319	864,971

Number of Shares (Thousands)	22.a	399,044,117	399,044,117
Net Income per Thousand Shares (R$)		1.13	2.17
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
In thousands of Brazilian Reais - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
	Note	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings	(-)Treasury Shares	Total

Balances as of December 31, 2011		62,828,201	529,149	1,140,847	491,050	719,112	18,109	-	-	(112,768)	65,613,700
Employee Benefit Plan
(adoption of CPC 33)	3.l	-	-	-	-	-	-	(2,417,855)	-	-	(2,417,855)
Acqusition in Own Share	22.d	-	-	-	-	-	-	-	-	(34,646)	(34,646)
Result of Treasury Shares	22.d	-	7	-	-	-	-	-	-	-	7
Reservations for Share-Based Payment	33.e	-	49,848	-	-	-	-	-	-	-	49,848
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	41,289	10,889	-	-	-	52,178
Net Income		-	-	-	-	-	-	-	865,831	-	865,831
Allocations:
Interest on Capital	22.b	-	-	-	-	-	-	-	(400,000)	-	(400,000)
Balances as of March 31, 2012 Adjusted		62,828,201	579,004	1,140,847	491,050	760,401	28,998	(2,417,855)	465,831	(147,414)	63,729,063

Balances as of December 31, 2012 Adjusted		62,828,201	610,215	1,300,216	849,059	413,578	73,737	(2,417,855)	-	(170,562)	63,486,589
Acqusition in Own Share	22.d	-	-	-	-	-	-	-	-	(12,138)	(12,138)
Share-based payments	22.d	-	-	-	-	-	-	-	-	29,487	29,487
Result of Treasury Shares	22.d	-	(749)	-	-	-	-	-	-	-	(749)
Reservations for Share-Based Payment	33.e	-	9,084	-	-	-	-	-	-	-	9,084
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	(310,258)	(115,160)	-	-	-	(425,418)
Net Income		-	-	-	-	-	-	-	450,363	-	450,363
Allocations:
Interest on Capital	22.b	-	-	-	-	-	-	-	(300,000)	-	(300,000)
Balances as of March 31, 2013		62,828,201	618,550	1,300,216	849,059	103,320	(41,423)	(2,417,855)	150,363	(153,213)	63,237,218
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF CASH FLOWS
In thousands of Brazilian Reais - R$, unless otherwise stated

			Bank		Consolidated
			01/01 to		01/01 to
		01/01 to	03/31/2012	01/01 to	03/31/2012
	Note	03/31/2013	Adjusted	03/31/2013	Adjusted
Operational Activities
Net Income		450,363	865,831	609,319	864,971
Adjustment to Net Income		4,873,559	4,645,516	5,524,025	5,691,336
Allowance for Loan Losses	8.f	3,285,595	2,917,987	3,716,046	3,424,459
Provision for Legal Proceedings, Administrative and Other		843,131	979,951	1,002,294	1,158,888
Deferred Tax Credits		(350,065)	(27,353)	(482,363)	(171,390)
Equity in Affiliates and Subsidiaries	14	(270,557)	(406,466)	(217)	(386)
Depreciation and Amortization	27	1,358,060	1,302,300	1,364,345	1,306,109
Recognition (Reversal) Allowance for Other Assets Losses	31	(74,685)	(6,180)	(74,737)	(6,173)
Result on Sale of Other Assets	31	(1,064)	610	(2,103)	3
Result on Impairment of Assets	29	(123)	(58)	(123)	(58)
Result on Sale of Investments	31	-	(14,016)	-	(24,492)
Others		83,267	(101,259)	883	4,376
Changes on Assets and Liabilities		1,256,179	(5,221,002)	3,739,040	(3,620,540)
Decrease (Increase) in Interbank Investments		1,203,688	(3,603,672)	(766,779)	3,007,971
Decrease (Increase) in Securities and Derivative Financial Instruments		1,773,772	9,759,097	2,933,104	10,988,591
Decrease (Increase) in Lending and Leasing Operations		(5,256,348)	(4,214,183)	(5,126,878)	(5,674,284)
Decrease (Increase) in Deposits on Central Bank of Brazil		2,086,385	2,788,394	2,087,663	2,792,757
Decrease (Increase) in Other Receivables		7,655,076	2,349,986	6,824,483	1,899,805
Decrease (Increase) in Other Assets		(74,902)	(137,057)	(30,558)	(283,366)
Net Change on Other Interbank and Interbranch Accounts		(624,336)	(931,960)	(624,336)	(931,960)
Increase (Decrease) in Deposits		(14,335,497)	4,968,403	(3,769,510)	1,109,284
Increase (Decrease) in Money Market Funding		13,234,936	(10,860,078)	7,134,719	(11,487,587)
Increase (Decrease) in Borrowings		938,316	(2,449,184)	361,777	(2,449,183)
Increase (Decrease) in Other Liabilities		(4,840,762)	(2,204,477)	(4,445,218)	(1,576,305)
Increase (Decrease) in Change in Deferred Income		52,864	(5,441)	52,865	(5,441)
Tax Paid		(557,013)	(680,830)	(892,292)	(1,010,822)
Net Cash Provided by (Used in) Operational Activities		6,580,101	290,345	9,872,384	2,935,767
Investing Activities
Acquisition of Investment		(40,305)	(1,975,396)	(5,206)	(2,779)
Acquisition of Fixed Assets		(207,497)	(170,459)	(311,412)	(176,092)
Acquisition of Intangible Assets		(154,806)	(267,432)	(245,939)	(278,306)
Net Cash Received on Sale/Reduction of Investments	14	3,951,513	45,038	-	56,576
Proceeds from Assets not in Use		1,895	5,640	3,161	6,464
Proceeds from Property for Own Use		3,166	3,267	7,313	3,323
Dividends and Interest on Capital Received		41,602	1,500,029	327	-
Net Cash Provided by (Used in) Investing Activities		3,595,568	(859,313)	(551,756)	(390,814)
Financing Activities
Acquisition of Own Share	22.d	(12,138)	(34,646)	(12,138)	(34,646)
Share-based payment	22.d	29,487	-	29,487	-
Long-Term Emissions		12,880,328	10,059,636	12,938,972	10,059,636
Long-Term Payments		(11,146,716)	(3,531,149)	(11,228,148)	(3,531,149)
Dividends and Interest on Capital Paid		(1,143,189)	(1,117,819)	(906,264)	(1,122,457)
Increase (Decrease) on Minority Interest		-	-	82,789	13,372
Net Cash Provided by (Used in) Financing Activities		607,772	5,376,022	904,698	5,384,756
Net Increase in Cash and Cash Equivalents		10,783,441	4,807,054	10,225,326	7,929,709
Cash and Cash Equivalents at the Beginning of Period	4	18,301,855	9,903,096	19,947,372	9,390,878
Cash and Cash Equivalents at the End of Period	4	29,085,296	14,710,150	30,172,698	17,320,587
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF VALUE ADDED
In thousands of Brazilian Reais - R$, unless otherwise stated

				Bank				Consolidated
				01/01 to				01/01 to
		01/01 to		03/31/2012		01/01 to		03/31/2012
	Note	03/31/2013		Adjusted		03/31/2012		Adjusted

Financial Income		11,879,269		13,921,655		12,705,638		13,980,850
Income from Services Rendered and Banking Fees	25	2,411,424		2,164,824		2,699,098		2,473,387
Allowance for Loans Losses	8.f	(3,285,595)		(2,917,987)		(3,716,046)		(3,424,459)
Other Income and Expenses		(635,334)		(793,538)		(744,470)		(838,405)
Financial Expenses		(4,882,689)		(6,407,000)		(4,414,513)		(5,260,928)
Third-party Input		(1,392,876)		(1,421,484)		(1,508,119)		(1,492,319)
Materials, Energy and Others		(67,595)		(72,150)		(68,175)		(72,627)
Third-Party Services	27	(458,799)		(476,947)		(535,324)		(522,288)
Impairment of Assets	29	123		58		123		58
Others		(866,605)		(872,445)		(904,743)		(897,462)
Gross Added Value		4,094,199		4,546,470		5,021,588		5,438,126
Retentions
Depreciation and Amortization	27	(1,358,060)		(1,302,300)		(1,364,345)		(1,306,109)
Added Value Produced Net		2,736,139		3,244,170		3,657,243		4,132,017
Added Value Received from Transfer
Investments in Affiliates and Subsidiaries	14	270,557		406,466		217		386
Added Value to Distribute		3,006,696		3,650,636		3,657,460		4,132,403
Added Value Distribution
Employee		1,448,556	48.2%	1,524,074	41.7%	1,539,179	42.1%	1,618,126	39.2%
Compensation	26	817,073		797,607		864,110		839,126
Benefits	26	273,227		252,125		287,644		267,209
Government Severance Indemnity Funds for Employees - FGTS		71,801		76,742		75,610		82,037
Others		286,455		397,600		311,815		429,754
Taxes		933,245	31.0%	1,114,725	30.6%	1,290,525	35.3%	1,471,706	35.6%
Federal		837,221		1,024,474		1,178,759		1,360,437
State		132		157		179		270
Municipal		95,892		90,094		111,587		110,999
Compensation of Third-Party Capital - Rental	27	174,532	5.8%	146,006	4.0%	175,142	4.8%	146,766	3.6%
Remuneration of Interest on Capital		450,363	15.0%	865,831	23.7%	652,614	17.8%	895,805	21.7%
Interest on Capital	22.b	300,000		400,000		300,000		400,000
Profit Reinvestment		150,363		465,831		309,319		464,971
Participation Results of Minority of Shareholders		-		-		43,295		30,834
Total		3,006,696	100.0%	3,650,636	100.0%	3,657,460	100.0%	4,132,403	100.1%
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Reais - R$, unless otherwise stated

1. General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the financial and economic-financial group (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a corporation, with headquarters at Presidente Juscelino Kubitschek Avenue, 2041 e 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, lending and financing, mortgage lending, leasing, creditcard operations and foreign exchange. Through its subsidiaries, the bank also operates in the leasing, asset management, buying club management and securities, insurance brokerage operations, capitalization and pension plan. The bank's activities are conducted within the context of a group of institutions that operate on integrated basis in the financial and capital markets.

2. Presentation of Financial Statements

Banco Santander's financial statements, which include its foreign branches (Bank) and the consolidated financial statements of Banco Santander and its subsidiaries (Consolidated) as indicated in note 14 have been prepared in accordance with accounting practices,  established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Bacen, and the standart chart of Accounts for Financial Institutions (Cosif) and the Brazilian Securities and Exchange Commission (CVM), wich do not conflict with the rules issued by Bacen.

In preparing the consolidated financial statements equity in subsidiaries, significant balances receivable and payable, and revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, and unrealized profits between these entities have been eliminated, and non-controlling interests are stated separately in stockholders’ equity and in the income statements. The balance sheet and income statement components of jointly-controlled subsidiaries have been consolidated proportionaly to the equity interest held in the subsidiary.

Leasing operations haves been reclassified, in order to reflect its financial position in conformity with the financial method of accounting.

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the likelihood of future events, actual amounts could differ from those estimates.

The Financial Statements of the period ended on March 31, 2013 was approved by Board of Directors on the meeting held on April 24, 2013.

The interim consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended March 31, 2013 were be disclosed simultaneously, at the website www.santander.com.br/ri.

3. Significant Accounting Practices

a) Results of Operations

Determined on the accrual basis of accounting and includes income, charges, inflation adjustment and axchange rate changes earned or incurred through the balance sheet date, on a daily pro rata basis.

b) Functional Currency

Functional Currency and Presentation Currency

The financial statements are presented in Brazilian reais (R$), which is the functional and presentation currency of Banco Santander.

Assets and liabilities of foreign branch and subsidiary are translated as follows:

• Assets and liabilities are translated at the exchange rate on the balance sheet date; and

• Revenues and expenses are translated at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

Stated at their realizable or settlement amounts and include income, charges, inflaction adjustments or changes in exchange rates earned and/or incurred through the end of the reporting period, calculated on a daily pro rata basis, when applicable, the effect of adjustments to write down the cost of assets to their fair or realizable values.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity, are classified in short-term, in conformity with Bacen Letter 3.068/2001.

d) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash or with original maturity equal to ninety days or less.

e) Securities

Securities are stated and classified into the following categories:

I - Trading securities;

II - Available-for-sale securities; and

III - Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has a positive intent and ability to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I (trading) and III (held-to-maturity). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1) The corresponding income or expense account, net of tax effects, in profit or losses for the period, when relating to securities classified into the trading category; and

(2) A separate account in stockholders’ equity,net of taxes effects, when related to securities classified into the available-for-sale category. The adjustments to fair value recorded on sale of these securities are transferred to income for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the realizable value of securities classified into available-for-sale and held-to-maturity are recognized in the income of the period.

f) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made at customers' request, on own account, or that do not quality as hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses recorded in income for the period.

Derivative financial instruments designated as part of a framework of protection against risks ("hedge") can be classified as:

I - Market risk hedge; and

II - Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:

(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease is recorded in a separate caption in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both a derivative financial instrument and a non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts they are related to.

g) Loan Portfolio and Allowance for Losses

The loan portfolio includes lending operations, leasing operations, advances on exchange contracts and other loans with credit characteristics. It is stated at present value, considering the indexes, interest rates and charges agreed, calculated "pro rata" days until the balance sheet date. For lending operations overdue 60 days from the recognition of revenue only occur when its actual receipt.

Normally, the Bank written off loans when they have more than 360 days late. In the case of loans for long-term (over 3 years) are written off when they complete 540 days late. The lending operation write off for loss is recorded in a memorandum account for a minimum of 5 years and while not exhausted all the procedures for collection.

The credit assignments without risk retention result in lower financial assets involved in the transaction, which are now kept in a memorandum account.The result of the assignment of credit is fully recognized when their realization.

Since January 2012, as determined by CMN Resolution 3.533/2008 and Resolution 3.895/2010, all credit assignments with risk retention will become their results recognized by the remaining terms of operations, and financial assets subject of the assignment shall remain registered as lending operations and the amount received as obligations for sale operations or transfer of financial assets. The credit assignments made by December 2011 were accounted for in accordance with current regulations with the recognition of income at the time of divestiture, independet the retention or not of risk.

Allowances for loan losses are recognized based on analyses of outstanding lending operations (past-due and current), past experience, future expectations, specific portfolio risks, and Management risk assessment policy for recognizing allowances, including those required by CMN and Bacen standards.

h) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, consisting basically of properties and vehicles received as payment in kind.

Non-current assets held for sale and assets not for own use are generally measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category, and are not depreciated.

i) Prepaid Expenses

Funds used in advance payments, whose benefits will be derived or services will be provided in future years, are allocated to profit or loss over the term of the related agreements.

j) Permanent Assets

Stated at acquisition cost, are tested for impairment annually or more frequently or circumstances indicate that assets may be impaired, and valued considering the following aspects:

j.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured under the equity method of accounting and recorded as investments in affiliates and subsidiaries, for those in which the investor has significant influence. Other investments are stated at cost, reduced to fair value, when applicable.

j.2) Fixed Assets

Depreciation of fixed assets is determined under the straight-line method at the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

j.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

Goodwill on merger and the related reduction account and, provision for maintenance of integrity of the acquiring company's shareholders' equity, when applicable are amortized over 10 years, based on expected future earnings.

Exclusivity contracts for provision of banking services are accrued the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, allocated to income over the term of the respective agreements.

Software aquisition and development expenses are amortized over a maximum of 5 years.

k) Technical Reserves Related Capitalization Activities

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical Provisions for Capitalization are Recognized in Accordance with the Criteria below:

• The mathematical reserve for redemptions results from the accumulation of the percentage applicable on payments made, capitalized at the interest rate defined under plan and adjusted based on the managed prime rate applicable to savings accounts (TR);

• The provision for early redemption of bonds is recognized when bonds are cancelled due to default or upon customer's request based on the amount of the mathematical reserve for redemptions as of the cancellation date;

• The provision for the redemption of bonds by the end of the effective term of the bond;

• The provision for drawings is recognized based on the percentage of the portion paid and is intended to cover the drawings not yet was made in which the bonds will participate;

• The provision for drawings is recognized for bonds drawn but not yet was paid; and

• The administrative provision is intended to reflect the present value of future expenses on capitalization bonds whose effective term will extend beyond their recognition date.

l) Employee Benefit Plans

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death for that employees eligible and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank and its subsidiaries as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not defined contribution plan and are shown ate Note 33. For this type of plan, the sponsoring entity's obligation is to provide the agreed benefits with employees, assuming the potential actuarial risk that benefits will cost more than expected.

The CVM Instruction 695, of December 31, 2012, approved the Technical Pronouncement - CPC 33 (R1), which deals of employee benefits, in accordance with changes in the International Accounting Standards IAS 19. For defined benefit plans, the Technical Pronouncement - CPC 33 established fundamental changes in the accounting for and disclosure of employee benefits post-employment as removing the mechanism of the corridor in the record of the obligation of the plans, as well as changes in the criteria for recognition conventional interest of plan assets (valuation based on the discount rate actuarial liability).

The adoption of this Statement applies to financial years beginning on or after January 1, 2013, with the effects accounted for retrospectively as a change in accounting practices. The adoption of this new accounting policy will involve, fundamentally, in fully recognition of liabilities on account of actuarial losses (actuarial deficit) not recognized occur, in contrast to the stockholders’ equity (other valuation adjustments).

Main Definitions

- The present value of the defined benefit obligation is the present value without deducting any plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and past periods.

- Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to meet all obligations employee benefit plan or a sponsor; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in income in the lines of other operating expenses - actuarial losses - retirement plans and expenses.

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consultancy, at the end of each year to be effective for the subsequent period.

The amounts recorded in the Bank and Consolidated, respectively, in groups of other liabilities - other, in long-term liabilities and shareholders' equity at December 31, 2012, and income statement for the quarter ended March 31, 2012, and in accordance with CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors (equivalent to IAS 8 in IFRS) approved by the Bank through Resolution 4007 of August 25, 2011, following the adoption of new version of the CPC 33 (R1), are:

					Bank
					01/01 a
				12/31/2012	03/31/2012
	Others
	Payables
	Several	Stockholders		Tax	Income
	(Note 20) (1)	Equity (2)	Minority	Credits	statements (3)
Balances Registered originally on December,31 2012	1,307,815	-	-	-	83,372
Effects of Adoption new version of the CPC 33 (R1)	4,026,925	(2,417,855)	-	1,609,070	8,486
Balances at December 31, 2012 Adjusted	5,334,740	(2,417,855)	-	1,609,070	91,858

					Consolidated
					01/01 a
				12/31/2012	03/31/2012
	Others
	Payables
	Several	Stockholders		Tax	Income
	(Note 20) (1)	Equity (2)	Minority	Credits	statements (3)
Balances Registered originally on December,31 2012	1,307,815	-	-	-	83,372
Effects of Adoption new version of the CPC 33 (R1)	4,045,305	(2,417,855)	(12,131)	1,615,319	8,486
Balances at December 31, 2012 Adjusted	5,353,120	(2,417,855)	(12,131)	1,615,319	91,858
(1) Recorded under the heading in "employee benefit plans";
(2) Recorded under the heading other "valuation adjustments", as set out in Circular Letter Bank 3.592;
(3) Recorded under the heading "personnel expenses and other operating expenses", net of tax effects.O adjustment net of tax for the twelve months 2012 was R$ 33,944.

m) Share Based Compensation

The Bank has compensation plans with long-term conditions for acquisition. The main conditions for acquisition are: (1) conditions of service, provided that the participant remains employed during the period of the Plan to acquire a position to exercise their rights; (2) performance conditions, the amount of investment in Certificates of Deposit Shares (Units) exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and may be reduced, if not achieved the goals of reducing Return on Risk-Adjusted Capital (RORAC), comparison between realized and budgeted in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are constrained to the value of the shares of the Bank. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan when the estimated fair value.

Settlement in Action

The fair value of services is measured by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan when the estimated fair value. In order to recognize the staff costs in contrast with the capital reserves during the period covered, as the services are received, it is considered the treatment of conditions of service and the amount recognized for services received over the period of assessment based on the best estimate for the number of equity instruments expected to vest.

Settlement in Cash

For share-based payments settled in cash (in the form of share valuation), the services provided are measured and the corresponding liabilities incurred in the fair value valuation of the shares at grant date and until the liability is settled, the fair value of liability is revalued at the end of each reporting period and the date of settlement, with any changes in fair value recognized in the income. In order to recognize the staff costs in contrast with the provisions in "wages payable" throughout the term, reflecting the period in which services are received, the total liability is based on the best estimate of the amount of right of recovery of shares that will be acquired at the end of the period of validity and recognizes the value of the services received during the period of validity based on the best available estimate. Periodically, analysis is performed of the estimated number of stock appreciation rights to be acquired at the end of the grace period.

n) Contingent Assets and Liabilities and Legal Obligations

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

The judicial and administrative proceedings are recognized in the accounts based on the nature, complexity and history of actions and beliefs of the internal and external legal advisors.

Provisions are made when the risk of loss of judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. The provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success,the amounts are fully recognized in the financial statements. They are fully or partially reversed when the obligations cease to exist or are reduced.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more future events that are not totally under the control of the consolidated entities. Under accounting rules, contingent liabilities classified as possible losses are not recognized, but disclosed in the notes to the financial statements (Note 21.h).

Contingent assets are not accounting recognized, except when there are guarantees or favorable judicial decisions, about which no longer fit features, characterizing the gain as practically certain. Assets with probable success, if any, are only disclosed in the financial statements.

o) Social Integration Program (PIS) and Contribution for the Financing of Social Security (Cofins)

The PIS (0.65%) and Cofins (4.00%) are calculated under gross revenue and expenses. Financial institutions may deduct financial expenses in the establishment of this base. PIS and Cofins expenses are recorded in tax expenses.

p) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% and CSLL is calculated at the rate of 15% for financial institutions and 9% for the other companies, after adjustments required by tax legislation. Tax credits and deferred liabilities are calculated, basically, on certain temporary differences between accounting and taxable income, on tax losses and adjustments of securities and derivatives at fair value.

In accordance with the current regulation, the expected realization of the tax credits Note 11.b is based on the projections of future earnings supported by a technical study, approved by Banco Santander's Management, on the meeting held on January 30, 2013.

The changes introduced by Law 11.638 and Law 11.941 (articles 37 and 38) that changed the criteria for revenue recognition, costs and expenses recorded in the net income of the year had no effect for purposes of calculating the taxable income of corporate entities opting for Tax Regime (RTT), being used for tax purposes, the standards on December 31, 2007. The tax effects of adopting these standards are recorded for accounting purposes, the corresponding deferred tax assets and liabilities.

q) Deferred Income

Refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees and sureties given and credit card annual fees. The allocation to income is made in accordance with the terms of the agreements.

r) Subsequent Event

Corresponds to the event occurring between the date of the financial statements and the date on which it was authorized to issue such statements, and comprise by:

• Events that originate adjustments: are those that evidence of condition that existed at the date of the financial statements; and

• Events that don't originate adjustments: are those that evidence of conditions that did not exist on the base date of the financial statements.

4. Cash and Cash Equivalents

					Bank
		03/31/2013	12/31/2012	03/31/2012	12/31/2011
Cash		5,169,378	4,653,214	3,754,969	4,458,365
Interbank Investments		23,915,918	13,648,641	10,955,181	5,444,731
Money Market Investments		14,295,664	4,273,832	8,327,700	1,377,537
Interbank Deposits		53,606	486,036	250,846	1,115,424
Foreign Currency Investments		9,566,648	8,888,773	2,376,635	2,951,770
Total		29,085,296	18,301,855	14,710,150	9,903,096

					Consolidated
		03/31/2013	12/31/2012	03/31/2012	12/31/2011
Cash		5,255,749	4,742,486	5,657,668	4,470,858
Interbank Investments		24,916,949	15,204,886	11,662,919	4,920,020
Money Market Investments		14,295,664	4,273,832	8,727,700	1,377,537
Interbank Deposits		178,998	535,536	558,584	590,713
Foreign Currency Investments		10,442,287	10,395,518	2,376,635	2,951,770
Total		30,172,698	19,947,372	17,320,587	9,390,878

5. Interbank Investments

					Bank
				03/31/2013	12/31/2012
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	23,082,069	9,375,503	-	32,457,572	21,353,662
Own Portfolio	2,640,210	1,064,304	-	3,704,514	5,492,708
Treasury Bills - LFT	-	-	-	-	151,079
National Treasury Bills - LTN	1,395,455	509,944	-	1,905,399	1,351,268
National Treasury Notes - NTN	1,244,755	554,360	-	1,799,115	3,990,361
Third-party Portfolio	15,084,527	3,768,178	-	18,852,705	7,610,166
Treasury Bills - LFT	6,001,229	-	-	6,001,229	1,999,995
National Treasury Bills - LTN	601,525	633,304	-	1,234,829	2,278,840
National Treasury Notes - NTN	8,481,773	3,134,874	-	11,616,647	3,331,331
Sold Position	5,357,332	4,543,021	-	9,900,353	8,250,788
National Treasury Bills - LTN	1,958,246	1,465,666	-	3,423,912	2,866,552
National Treasury Notes - NTN	3,399,086	3,077,355	-	6,476,441	5,384,236
Interbank Deposits	3,732,405	15,944,536	12,500,408	32,177,349	34,890,182
Foreign Currency Investments	9,568,104	398,881	-	9,966,985	9,294,473
Total	36,382,578	25,718,920	12,500,408	74,601,906	65,538,317
Current				62,101,498	51,106,876
Long-term				12,500,408	14,431,441

					Consolidated
				03/31/2013	12/31/2012
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	23,082,069	9,375,514	-	32,457,583	21,353,693
Own Portfolio	8,632,954	1,064,315	-	9,697,269	7,295,456
Treasury Bills - LFT	-	-	-	-	151,079
National Treasury Bills - LTN	1,395,455	509,944	-	1,905,399	1,217,959
National Treasury Notes - NTN	7,237,499	554,360	-	7,791,859	5,926,387
Debentures	-	11	-	11	31
Third-party Portfolio	9,091,783	3,768,177	-	12,859,960	5,807,449
Treasury Bills - LFT	6,001,229	-	-	6,001,229	1,999,995
National Treasury Bills - LTN	601,526	633,303	-	1,234,829	2,412,149
National Treasury Notes - NTN	2,489,028	3,134,874	-	5,623,902	1,395,305
Sold Position	5,357,332	4,543,022	-	9,900,354	8,250,788
National Treasury Bills - LTN	1,958,246	1,465,667	-	3,423,913	2,866,552
National Treasury Notes - NTN	3,399,086	3,077,355	-	6,476,441	5,384,236
Interbank Deposits	327,367	3,572,286	49,855	3,949,508	4,615,960
Foreign Currency Investments	10,443,742	398,881	-	10,842,623	10,801,219
Total	33,853,178	13,346,681	49,855	47,249,714	36,770,872
Current				47,199,859	36,700,193
Long-term				49,855	70,679

6. Securities and Derivatives Financial Instruments

a) Securities

I) By Category

					Bank
				03/31/2013	12/31/2012
	Cost	Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	25,391,467	(215,930)	-	25,175,537	28,953,554
Government Securities	22,444,587	(207,195)	-	22,237,392	26,003,103
Private Securities	2,946,880	(8,735)	-	2,938,145	2,950,451
Available-for-Sale Securities	67,569,796	-	525,908	68,095,704	67,079,672
Government Securities	19,868,217	-	669,132	20,537,349	20,206,657
Private Securities	47,701,579	-	(143,224)	47,558,355	46,873,015
Held-to-Maturity Securities	794,093	-	-	794,093	809,355
Government Securities	794,093	-	-	794,093	809,355
Total Securities	93,755,356	(215,930)	525,908	94,065,334	96,842,581
Derivatives (Assets)	3,057,622	997,336	(4,110)	4,050,848	4,732,996
Total Securities and Derivatives	96,812,978	781,406	521,798	98,116,182	101,575,577
Current				34,384,182	37,326,162
Long-term				63,732,000	64,249,415
Derivatives (Liabilities)	(3,271,626)	(699,471)	(18,018)	(3,989,115)	(5,110,539)
Current				(1,409,496)	(1,763,114)
Long-term				(2,579,619)	(3,347,425)

					Consolidated
				03/31/2013	12/31/2012
	Cost	Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	25,131,399	(215,921)	-	24,915,478	28,083,713
Government Securities	23,374,226	(207,186)	-	23,167,040	27,068,038
Private Securities	1,757,173	(8,735)	-	1,748,438	1,015,675
Available-for-sale Securities	40,905,350	-	1,051,115	41,956,465	43,107,950
Government Securities	26,286,740	-	1,194,298	27,481,038	28,695,641
Private Securities	14,618,610	-	(143,183)	14,475,427	14,412,309
Held-to-Maturity Securities	794,093	-	-	794,093	809,355
Government Securities	794,093	-	-	794,093	809,355
Total Securities	66,830,842	(215,921)	1,051,115	67,666,036	72,001,018
Derivatives (Assets)	3,085,162	1,083,174	(4,110)	4,164,226	4,831,155
Total Securities and Derivatives	69,916,004	867,253	1,047,005	71,830,262	76,832,173
Current				35,403,169	37,544,440
Long-term				36,427,093	39,287,733
Derivatives (Liabilities)	(3,332,333)	(781,528)	(18,018)	(4,131,879)	(5,205,027)
Current				(1,440,474)	(1,852,470)
Long-term				(2,691,405)	(3,352,557)

II) Trading Securities

				Bank				Consolidated
			03/31/2013	12/31/2012			03/31/2013	12/31/2012
		Adjustment				Adjustment
	Cost	to Fair Value -	Carrying	Carrying	Cost	to Fair Value -	Carrying	Carrying
Trading Securities	Amortized	Income	Amount	Amount	Amortized	Income	Amount	Amount
Government Securities	22,444,587	(207,195)	22,237,392	26,003,103	23,374,226	(207,186)	23,167,040	27,068,038
National Treasury Bills - LTN	13,219,657	(109,047)	13,110,610	11,357,924	13,349,511	(109,047)	13,240,464	11,493,070
Treasury Bills - LFT	665,493	118	665,611	711,330	1,465,116	127	1,465,243	1,641,119
National Treasury Notes - NTN B	5,846,593	(86,248)	5,760,345	7,212,025	5,846,593	(86,248)	5,760,345	7,212,025
National Treasury Notes - NTN C	43,494	4,385	47,879	476,559	43,494	4,385	47,879	476,559
National Treasury Notes - NTN F	2,543,162	(16,482)	2,526,680	6,124,988	2,543,324	(16,482)	2,526,842	6,124,988
Agricultural Debt Securities - TDA	102,279	689	102,968	113,068	102,279	689	102,968	113,068
Brazilian Foreign Debt Notes	23,909	(610)	23,299	7,209	23,909	(610)	23,299	7,209
Private Securities	2,946,880	(8,735)	2,938,145	2,950,451	1,757,173	(8,735)	1,748,438	1,015,675
Shares	306,800	(5,264)	301,536	367,062	314,791	(5,264)	309,527	367,062
Receivables Investment Fund - FIDC (1)	22,828	-	22,828	24,132	22,828	-	22,828	24,132
Investment Fund Shares in Participation - FIP	-	-	-	-	190,889	-	190,889	42,523
Investment Fund Shares	5,087	-	5,087	6,464	379,157	-	379,157	484,161
Debentures	2,563,264	(2,555)	2,560,709	2,511,775	758,362	(2,555)	755,807	55,828
Financial Bills - LF	-	-	-	-	38,556	-	38,556	-
Certificates of Real Estate Receivables - CRI	48,901	(916)	47,985	41,018	49,039	(916)	48,123	41,018
Bank Deposits Certificates - CDB	-	-	-	-	3,551	-	3,551	951
Total	25,391,467	(215,930)	25,175,537	28,953,554	25,131,399	(215,921)	24,915,478	28,083,713

						Bank
						03/31/2013
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	3,119,441	805,262	8,500,572	9,812,117	22,237,392
National Treasury Bills - LTN	-	2,510,028	313,822	6,439,682	3,847,078	13,110,610
Treasury Bills - LFT	-	-	290,023	323,533	52,055	665,611
National Treasury Notes - NTN B	-	597,334	10,959	1,662,259	3,489,793	5,760,345
National Treasury Notes - NTN C	-	355	42	-	47,482	47,879
National Treasury Notes - NTN F	-	-	159,953	11,586	2,355,141	2,526,680
Agricultural Debt Securities - TDA	-	11,724	29,954	51,862	9,428	102,968
Brazilian Foreign Debt Notes	-	-	509	11,650	11,140	23,299
Private Securities	329,451	9,071	7,705	16,986	2,574,932	2,938,145
Shares	301,536	-	-	-	-	301,536
Receivables Investment Fund - FIDC (1)	22,828	-	-	-	-	22,828
Investment Fund Shares	5,087	-	-	-	-	5,087
Debentures	-	8,378	7,171	6,606	2,538,554	2,560,709
Certificates of Real Estate Receivables - CRI	-	693	534	10,380	36,378	47,985
Total	329,451	3,128,512	812,967	8,517,558	12,387,049	25,175,537

						Consolidated
						03/31/2013
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	3,165,337	1,181,328	8,867,332	9,953,043	23,167,040
National Treasury Bills - LTN	-	2,555,762	350,624	6,487,000	3,847,078	13,240,464
Treasury Bills - LFT	-	-	629,287	642,975	192,981	1,465,243
National Treasury Notes - NTN B	-	597,334	10,959	1,662,259	3,489,793	5,760,345
National Treasury Notes - NTN C	-	355	42	-	47,482	47,879
National Treasury Notes - NTN F	-	162	159,953	11,586	2,355,141	2,526,842
Agricultural Debt Securities - TDA	-	11,724	29,954	51,862	9,428	102,968
Brazilian Foreign Debt Notes	-	-	509	11,650	11,140	23,299
Private Securities	902,401	15,353	7,705	55,542	767,437	1,748,438
Shares	309,527	-	-	-	-	309,527
Receivables Investment Fund - FIDC (1)	22,828	-	-	-	-	22,828
Investment Fund Shares in Participation - FIP	190,889	-	-	-	-	190,889
Investment Fund Shares	379,157	-	-	-	-	379,157
Debentures	-	10,971	7,171	6,606	731,059	755,807
Financial Bills - LF	-	-	-	38,556	-	38,556
Certificates of Real Estate Receivables - CRI	-	831	534	10,380	36,378	48,123
Bank Deposits Certificates - CDB	-	3,551	-	-	-	3,551
Total	902,401	3,180,690	1,189,033	8,922,874	10,720,480	24,915,478

III) Available-for-Sale Securities

				Bank				Consolidated
			03/31/2013	12/31/2012			03/31/2013	12/31/2012
		Adjustment to				Adjustment to
	Cost	Fair Value -	Carrying	Carrying	Cost	Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Equity	Amount	Amount	Amortized	Equity	Amount	Amount
Government Securities	19,868,217	669,132	20,537,349	20,206,657	26,286,740	1,194,298	27,481,038	28,695,641
Treasury Certificates - CFT	307	282	589	603	307	282	589	603
Securitized Credit	1,854	858	2,712	2,762	1,854	858	2,712	2,762
National Treasury Bills - LTN	7,841,920	531,697	8,373,617	8,346,593	8,171,139	536,931	8,708,070	8,680,349
Treasury Bills - LFT	3,286,820	(411)	3,286,409	3,237,043	3,329,733	(27)	3,329,706	3,292,186
National Treasury Notes - NTN A	132,925	25,415	158,340	162,895	132,925	25,415	158,340	162,895
National Treasury Notes - NTN B	561,308	3,879	565,187	562,823	561,308	3,879	565,187	562,823
National Treasury Notes - NTN C (2)	1,113,564	(30,712)	1,082,852	-	1,113,564	(30,712)	1,082,852	1,125,757
National Treasury Notes - NTN F (2)	6,002,149	134,202	6,136,351	7,583,357	12,048,540	653,750	12,702,290	14,557,685
Mexicanas Notes	622,978	2,745	625,723	-	622,978	2,745	625,723	-
State and Municipal Bonds - CEPAC	225,788	579	226,367	226,366	225,788	579	226,367	226,366
Debentures (3)	78,604	598	79,202	84,215	78,604	598	79,202	84,215
Private Securities	47,701,579	(143,224)	47,558,355	46,873,015	14,618,610	(143,183)	14,475,427	14,412,309
Shares	554,433	(158,274)	396,159	417,217	600,482	(158,274)	442,208	456,725
Receivables Investment Fund - FIDC (1)	1,478,047	-	1,478,047	1,447,841	1,626,462	-	1,626,462	1,594,645
Investment Fund Shares in Participation - FIP	514,213	(58,409)	455,804	444,556	1,101,520	(58,409)	1,043,111	1,163,933
Investment Fund Shares	125,049	-	125,049	137,966	78,723	41	78,764	80,272
Real Estate Fund Shares	18,745	(507)	18,238	27,078	18,745	(507)	18,238	27,078
Debentures (4)	41,641,844	138,838	41,780,682	41,075,510	7,793,245	138,838	7,932,083	7,766,809
Eurobonds	3,885	2	3,887	202,937	3,885	2	3,887	202,937
Promissory Notes - NP	917,632	412	918,044	962,171	917,632	412	918,044	962,171
Real Estate Credit Notes - CCI	18,949	1,067	20,016	24,605	18,949	1,067	20,016	24,605
Financial Bills - LF	1,309,912	(65,788)	1,244,124	988,399	1,340,097	(65,788)	1,274,309	988,399
Certificates of Real Estate Receivables - CRI	1,118,870	(565)	1,118,305	1,144,735	1,118,870	(565)	1,118,305	1,144,735
Total	67,569,796	525,908	68,095,704	67,079,672	40,905,350	1,051,115	41,956,465	43,107,950

		Bank 03/31/2013
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	669,772	3,181,278	9,455,455	7,230,844	20,537,349
Treasury Certificates - CFT	-	-	-	-	589	589
Securitized Credit	-	-	-	289	2,423	2,712
National Treasury Bills - LTN	-	-	-	8,373,617	-	8,373,617
Treasury Bills - LFT	-	1,447	2,897,236	387,726	-	3,286,409
National Treasury Notes - NTN A	-	1,912	-	-	156,428	158,340
National Treasury Notes - NTN B	-	5,090	-	560,097	-	565,187
National Treasury Notes - NTN C (2)	-	-	5,686	-	1,077,166	1,082,852
National Treasury Notes - NTN F (2)	-	-	221,044	-	5,915,307	6,136,351
Mexicanas Notes	-	625,723	-	-	-	625,723
State and Municipal Bonds - CEPAC	-	35,329	57,312	133,726	-	226,367
Debentures (3)	-	271	-	-	78,931	79,202
Private Securities	2,473,297	465,568	1,035,443	9,666,252	33,917,795	47,558,355
Shares	396,159	-	-	-	-	396,159
Receivables Investment Fund - FIDC (1)	1,478,047	-	-	-	-	1,478,047
Investment Fund Shares in Participation - FIP	455,804	-	-	-	-	455,804
Investment Fund Shares	125,049	-	-	-	-	125,049
Real Estate Fund Shares	18,238	-	-	-	-	18,238
Debentures (4)	-	125,178	574,515	8,163,488	32,917,501	41,780,682
Eurobonds	-	8	3,879	-	-	3,887
Promissory Notes - NP	-	329,863	172,334	312,288	103,559	918,044
Real Estate Credit Notes - CCI	-	-	3,522	7,483	9,011	20,016
Financial Bills - LF	-	-	123,610	1,120,514	-	1,244,124
Certificates of Real Estate Receivables - CRI	-	10,519	157,583	62,479	887,724	1,118,305
Total	2,473,297	1,135,340	4,216,721	19,121,707	41,148,639	68,095,704

						Consolidated
						03/31/2013
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	674,150	3,714,261	9,810,923	13,281,704	27,481,038
Treasury Certificates - CFT	-	-	-	-	589	589
Securitized Credit	-	-	-	289	2,423	2,712
National Treasury Bills - LTN	-	-	-	8,708,070	-	8,708,070
Treasury Bills - LFT	-	5,825	2,915,140	408,741	-	3,329,706
National Treasury Notes - NTN A	-	1,912	-	-	156,428	158,340
National Treasury Notes - NTN B	-	5,090	-	560,097	-	565,187
National Treasury Notes - NTN C (2)	-	-	5,686	-	1,077,166	1,082,852
National Treasury Notes - NTN F (2)	-	-	736,123	-	11,966,167	12,702,290
Mexicanas Notes	-	625,723	-	-	-	625,723
State and Municipal Bonds - CEPAC	-	35,329	57,312	133,726	-	226,367
Debentures (3)	-	271	-	-	78,931	79,202
Private Securities	3,208,783	465,568	1,035,485	3,001,931	6,763,660	14,475,427
Shares	442,208	-	-	-	-	442,208
Receivables Investment Fund - FIDC (1)	1,626,462	-	-	-	-	1,626,462
Investment Fund Shares in Participation - FIP	1,043,111	-	-	-	-	1,043,111
Investment Fund Shares	78,764	-	-	-	-	78,764
Real Estate Fund Shares	18,238	-	-	-	-	18,238
Debentures (4)	-	125,178	574,558	1,468,981	5,763,366	7,932,083
Eurobonds	-	8	3,879	-	-	3,887
Promissory Notes - NP	-	329,863	172,334	312,288	103,559	918,044
Real Estate Credit Notes - CCI	-	-	3,522	7,483	9,011	20,016
Financial Bills - LF	-	-	123,609	1,150,700	-	1,274,309
Certificates of Real Estate Receivables - CRI	-	10,519	157,583	62,479	887,724	1,118,305
Total	3,208,783	1,139,718	4,749,746	12,812,854	20,045,364	41,956,465

(1) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices for evaluating credits.

(2) During the fourth quarter of 2012 were sold R$ 7,034,688 of securities relating to National Treasury Notes (NTN-C and NT-F) Banco Santander to Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing), leading one to Banco Santander result of R$516,272 net of tax. Consolidated result for this was considered as an "unrealized result". In 2013 have been achieved R$128,998, net of tax, in the Consolidated income from the sale of (NTN-C) the market.

(3) Issued by mixed capital company.
(4) In the Bank and Consolidated, includes R$402,739 (12/31/2012 - R$399,703) of hedge objects market risks.

IV) Held-to-Maturity Securities

				Bank/Consolidated
				03/31/2013
				by Maturity
		Cost Amortized/Carrying Amount	Up to 3 Months	From 3 to 12 months	From 1 to 3 Years	Over 3 Years
Held-to-Maturity Securities (1)	03/31/2013	12/31/2012					Total
Government Securities	794,093	809,355	312	7,869	326	785,586	794,093
National Treasury Notes - NTN C	793,225	808,374	-	7,639	-	785,586	793,225
National Treasury Notes - NTN I	868	981	312	230	326	-	868
Total	794,093	809,355	312	7,869	326	785,586	794,093
(1) On the Bank and Consolidated, the market value of held-to-maturity securities is R$1,455,620 (12/31/2012 - R$1,514,735).

During the fourth quarter of 2012, Banco Santander has transferred an amount of R$228,318 related to National Treasury Notes - NTN-C, held-to-maturity category to the trading securities.

In accordance with Bacen Circular Letter 3.068/2001, article 8, Banco Santander has the positive intent and ability to hold to maturity the securities classified as held-to-maturity securities.

The fair value of securities is computed based on the average quotation in a organized market and their estimated cash flows, discounted to present value using the applicable interest rate, which reflects market conditions at the balance sheet date.

The principal interest rates are obtained from futures and swap contracts traded on the BM&FBovespa. Adjustments to these curves are made whenever certain points are considered illiquid or when, for unusual reasons, they do not fairly represent market conditions.

V) Financial Income - Securities Transactions

					Bank		Consolidated
				01/01 to	01/01 to	01/01 to	01/01 to
				03/31/2013	03/31/2012	03/31/2013	03/31/2012
Income From Fixed-Income Securities				1,623,170	2,154,323	1,506,969	1,380,709
Income From Interbank Investments				1,727,708	1,867,523	1,058,284	851,726
Income From Variable-Income Securities				(12,536)	(234,150)	(13,949)	(236,362)
Financial Income Capitalization				-	-	39,882	42,976
Others				28,979	56,554	59,200	133,259
Total				3,367,321	3,844,250	2,650,386	2,172,308

b) Derivatives Financial Instruments

I) Derivatives Recorded in Memorandum and Balance Sheets

					Bank
			03/31/2013			12/31/2012
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		(143,210)	166,229		(128,878)	(121,484)
Asset	107,247,845	10,079,228	11,098,438	111,903,143	15,980,670	16,791,030
CDI (Interbank Deposit Rates)	32,027,790	2,188,590	2,889,042	34,842,508	4,330,806	4,976,512
Fixed Interest Rate - Real (1)	15,125,965	-	-	16,344,817	11,649,864	11,814,518
Indexed to Price and Interest Rates	14,372,327	-	-	14,386,596	-	-
Foreign Currency	45,660,973	7,890,638	8,209,396	46,238,783	-	-
Others	60,790	-	-	90,439	-	-
Liabilities	107,391,055	(10,222,438)	(10,932,209)	112,032,021	(16,109,548)	(16,912,514)
CDI (Interbank Deposit Rates)	29,839,200	-	-	30,511,702	-	-
Fixed Interest Rate - Real	24,669,327	(9,543,362)	(9,947,670)	4,694,953	-	-
Indexed to Price and Interest Rates	14,991,453	(619,126)	(929,508)	19,509,496	(5,122,900)	(5,512,171)
Foreign Currency (1)	37,770,335	-	-	57,178,415	(10,939,632)	(11,366,283)
Others	120,740	(59,950)	(55,031)	137,455	(47,016)	(34,060)
Options	186,918,645	(91,645)	(76,877)	266,060,934	(94,073)	(159,054)
Purchased Position	76,647,005	194,756	151,552	107,224,375	228,372	297,118
Call Option - US Dollar	830,671	29,319	14,423	1,792,837	44,838	31,993
Put Option - US Dollar	1,364,512	24,584	27,771	1,748,915	24,039	24,087
Call Option - Other	22,872,603	69,159	43,085	46,244,218	86,364	45,914
Interbank Market	21,637,749	29,736	14,293	45,411,468	51,667	2,289
Others (2)	1,234,854	39,423	28,792	832,750	34,697	43,625
Put Option - Other	51,579,219	71,694	66,273	57,438,405	73,131	195,124
Interbank Market	50,730,456	44,642	38,024	56,963,540	57,121	185,813
Others (2)	848,763	27,052	28,249	474,865	16,010	9,311
Sold Position	110,271,640	(286,401)	(228,429)	158,836,559	(322,445)	(456,172)
Call Option - US Dollar	1,050,122	(31,883)	(24,064)	1,453,215	(36,653)	(28,003)
Put Option - US Dollar	717,015	(15,930)	(11,719)	1,385,098	(14,684)	(6,036)
Call Option - Other	41,430,896	(126,404)	(75,929)	83,389,536	(152,818)	(103,294)
Interbank Market	39,610,097	(46,859)	(27,756)	81,602,615	(68,927)	(4,241)
Others (2)	1,820,799	(79,545)	(48,173)	1,786,921	(83,891)	(99,053)
Put Option - Other	67,073,607	(112,184)	(116,717)	72,608,710	(118,290)	(318,839)
Interbank Market	65,346,383	(48,569)	(25,654)	71,156,608	(64,771)	(272,536)
Others (2)	1,727,224	(63,615)	(91,063)	1,452,102	(53,519)	(46,303)
Futures Contracts	83,914,983	-	-	61,247,088	-	-
Purchased Position	38,984,692	-	-	40,376,893	-	-
Exchange Coupon (DDI)	8,096,987	-	-	2,916,996	-	-
Interest Rates (DI1 and DIA)	25,715,810	-	-	30,144,684	-	-
Foreign Currency	4,628,016	-	-	6,576,093	-	-
Indexes (3)	400,007	-	-	133,917	-	-
Treasury Bonds/Notes	140,337	-	-	605,203	-	-
Others	3,535	-	-	-	-	-
Sold Position	44,930,291	-	-	20,870,195	-	-
Exchange Coupon (DDI)	14,520,221	-	-	14,091,511	-	-
Interest Rates (DI1 and DIA)	26,086,219	-	-	6,556,673	-	-
Foreign Currency	3,997,896	-	-	12,414	-	-
Indexes (3)	1,171	-	-	17,926	-	-
Treasury Bonds/Notes	324,784	-	-	191,671	-	-
Forward Contracts and Others	25,606,046	15,695	120,805	22,072,671	166,807	26,569
Purchased Commitment	11,550,489	(22,835)	(27,805)	11,046,667	(593,458)	197,859
Currencies	11,427,639	(22,835)	(27,805)	11,046,667	(593,458)	197,859
Others	122,850	-	-	-	-	-
Sell Commitment	14,055,557	38,530	148,610	11,026,004	760,265	(171,290)
Currencies	13,651,721	21,199	131,888	10,797,139	745,350	(185,614)
Others	403,836	17,331	16,722	228,865	14,915	14,324

						Consolidated
			03/31/2013			12/31/2012
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		(150,036)	140,231		(121,049)	(116,011)
Asset	109,672,687	12,628,253	13,645,289	115,130,834	15,977,913	16,785,917
CDI (Interbank Deposit Rates)	34,750,272	5,428,766	6,151,999	37,663,575	6,989,364	7,644,387
Fixed Interest Rate - Real (1)	15,298,926	-	-	16,512,452	8,988,549	9,141,530
Indexed to Price and Interest Rates	14,372,327	-	-	14,386,596	-	-
Foreign Currency	45,190,372	7,199,487	7,493,290	46,477,772	-	-
Others	60,790	-	-	90,439	-	-
Liabilities	109,822,723	(12,778,289)	(13,505,058)	115,251,883	(16,098,962)	(16,901,928)
CDI (Interbank Deposit Rates)	29,321,506	-	-	30,674,211	-	-
Fixed Interest Rate - Real	27,398,139	(12,099,213)	(12,520,519)	7,523,903	-	-
Indexed to Price and Interest Rates	14,991,453	(619,126)	(929,508)	19,509,496	(5,122,900)	(5,512,171)
Foreign Currency (1)	37,990,885	-	-	57,406,818	(10,929,046)	(11,355,697)
Others	120,740	(59,950)	(55,031)	137,455	(47,016)	(34,060)
Options	186,902,230	(91,738)	(76,970)	266,060,940	(94,067)	(159,048)
Purchased Position	76,638,568	194,444	151,240	107,224,381	228,378	297,124
Call Option - US Dollar	830,671	29,319	14,423	1,792,837	44,838	31,993
Put Option - US Dollar	1,364,512	24,584	27,771	1,748,915	24,039	24,087
Call Option - Other	22,864,166	68,847	42,773	46,244,224	86,370	45,920
Interbank Market	21,637,749	29,736	14,293	45,411,468	51,667	2,289
Others (2)	1,226,417	39,111	28,480	832,756	34,703	43,631
Put Option - Other	51,579,219	71,694	66,273	57,438,405	73,131	195,124
Interbank Market	50,730,456	44,642	38,024	56,963,540	57,121	185,813
Others (2)	848,763	27,052	28,249	474,865	16,010	9,311
Sold Position	110,263,662	(286,182)	(228,210)	158,836,559	(322,445)	(456,172)
Call Option - US Dollar	1,050,122	(31,883)	(24,064)	1,453,215	(36,653)	(28,003)
Put Option - US Dollar	717,015	(15,930)	(11,719)	1,385,098	(14,684)	(6,036)
Call Option - Other	41,430,896	(126,404)	(75,929)	83,389,536	(152,818)	(103,294)
Interbank Market	39,610,097	(46,859)	(27,756)	81,602,615	(68,927)	(4,241)
Others (2)	1,820,799	(79,545)	(48,173)	1,786,921	(83,891)	(99,053)
Put Option - Other	67,065,629	(111,965)	(116,498)	72,608,710	(118,290)	(318,839)
Interbank Market	65,346,383	(48,569)	(25,654)	71,156,608	(64,771)	(272,536)
Others (2)	1,719,246	(63,396)	(90,844)	1,452,102	(53,519)	(46,303)
Futures Contracts	83,914,983	-	-	61,247,088	-	-
Purchased Position	38,984,692	-	-	40,376,893	-	-
Exchange Coupon (DDI)	8,096,987	-	-	2,916,996	-	-
Interest Rates (DI1 and DIA)	25,715,810	-	-	30,144,684	-	-
Foreign Currency	4,628,016	-	-	6,576,093	-	-
Indexes (3)	400,007	-	-	133,917	-	-
Treasury Bonds/Notes	140,337	-	-	605,203	-	-
Others	3,535	-	-	-	-	-
Sold Position	44,930,291	-	-	20,870,195	-	-
Exchange Coupon (DDI)	14,520,221	-	-	14,091,511	-	-
Interest Rates (DI1 and DIA)	26,086,219	-	-	6,556,673	-	-
Foreign Currency	3,997,896	-	-	12,414	-	-
Indexes (3)	1,171	-	-	17,926	-	-
Treasury Bonds/Notes	324,784	-	-	191,671	-	-
Forward Contracts and Others	25,606,079	15,662	120,772	22,072,671	166,807	26,569
Purchased Commitment	11,550,522	(22,868)	(27,838)	11,046,667	(593,458)	197,859
Currencies	11,427,639	(22,835)	(27,805)	11,046,667	(593,458)	197,859
Others	122,883	(33)	(33)	-	-	-
Sell Commitment	14,055,557	38,530	148,610	11,026,004	760,265	(171,290)
Currencies	13,651,721	21,199	131,888	10,797,139	745,350	(185,614)
Others	403,836	17,331	16,722	228,865	14,915	14,324

(1) Includes credit derivatives.

(2) Includes share options, indexes and commodities.
(3) Includes Bovespa and S&P indexes.

II) Derivatives Financial Instruments by Counterparty

					Bank
					Notional
				03/31/2013	12/31/2012
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	31,199,299	44,169,739	31,878,807	107,247,845	111,903,143
Options	2,818,813	18,013	184,081,819	186,918,645	266,060,934
Futures Contracts	-	-	83,914,983	83,914,983	61,247,088
Forward Contracts and Others	12,155,427	12,246,151	1,204,468	25,606,046	22,072,671

					Consolidated
					Notional
				03/31/2013	12/31/2012
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	31,199,299	43,696,359	34,777,029	109,672,687	115,130,834
Options	2,818,813	1,598	184,081,819	186,902,230	266,060,940
Futures Contracts	-	-	83,914,983	83,914,983	61,247,088
Forward Contracts and Others	12,155,427	12,246,151	1,204,501	25,606,079	22,072,671
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

III) Derivatives Financial Instruments by Maturity

					Bank
					Notional
				03/31/2013	12/31/2012
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	14,803,456	32,324,458	60,119,931	107,247,845	111,903,143
Options	11,513,807	174,566,834	838,004	186,918,645	266,060,934
Futures Contracts	39,144,362	15,689,589	29,081,032	83,914,983	61,247,088
Forward Contracts and Others	15,697,688	4,885,122	5,023,236	25,606,046	22,072,671

					Consolidated
					Notional
				03/31/2013	12/31/2012
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	14,917,072	33,740,149	61,015,466	109,672,687	115,130,834
Options	11,497,392	174,566,834	838,004	186,902,230	266,060,940
Futures Contracts	39,144,362	15,689,589	29,081,032	83,914,983	61,247,088
Forward Contracts and Others	15,697,721	4,885,122	5,023,236	25,606,079	22,072,671

IV) Derivatives Financial Instruments by Trade Market

					Bank
					Notional
				03/31/2013	12/31/2012
	Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap	25,786,955	44,714,308	36,746,582	107,247,845	111,903,143
Options	185,279,841	1,638,804	-	186,918,645	266,060,934
Futures Contracts	83,914,983	-	-	83,914,983	61,247,088
Forward Contracts and Others	676	13,467,995	12,137,375	25,606,046	22,072,671

						Consolidated
						Notional
					03/31/2013	12/31/2012
		Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap		25,786,955	46,923,804	36,961,928	109,672,687	115,130,834
Options		185,279,841	1,622,389	-	186,902,230	266,060,940
Futures Contracts		83,914,983	-	-	83,914,983	61,247,088
Forward Contracts and Others		709	13,467,995	12,137,375	25,606,079	22,072,671
(1) Includes amount traded with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

V) Credit Derivatives

The Bank enters into credit derivatives to reduce or eliminate its exposure to specific risks arising from the purchase or sale of assets associated with the loan portfolio management.

In the Bank and Consolidated, the volume of credit derivatives with total return rate - credit risk received corresponds to R$412,515 of cost (12/31/2012 - R$607,119) and R$445,727 of fair value (12/31/2012 - R$669,507). During the period there were no credit events related to events provided for in the contracts.

The required stockholders' equity used amounted to R$5,248 (12/31/2012 - R$3,585).

VI) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

a) Market Risk Hedge

						Bank
			03/31/2013			12/31/2012
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	67,881	(131,452)	(63,571)	58,851	(145,712)	(86,861)
Asset	4,927,823	(440,964)	4,486,859	1,294,285	29,543	1,323,828
CDI (Interbank Deposit Rates)	4,689,286	(461,876)	4,227,410	1,039,229	5,241	1,044,470
Indexed to Foreign Currency - Libor - US Dollar	238,537	20,912	259,449	255,056	24,302	279,358
Liabilities	(4,859,942)	309,512	(4,550,430)	(1,235,434)	(175,255)	(1,410,689)
Indexed to Foreign Currency - US Dollar (1)	(839,371)	(101,839)	(941,210)	(783,790)	(107,159)	(890,949)
Indexed to Foreign Currency - Fixed Interest (2)	(3,826,269)	426,994	(3,399,275)	(245,530)	(50,678)	(296,208)
Indexed to Foreign Currency - Fixed Interest
- US Dollar (3)	(35,051)	(2,585)	(37,636)	(35,076)	(3,062)	(38,138)
CDI (Interbank Deposit Rates) (4)	(159,251)	(13,058)	(172,309)	(171,038)	(14,356)	(185,394)
Hedge Asset Object	1,280,610	116,825	1,397,435	1,234,161	118,007	1,352,168
Lending Operation	909,735	84,961	994,696	870,491	81,974	952,465
Indexed to Foreign Currency - US Dollar	715,611	89,455	805,066	661,913	91,351	753,264
Indexed to Foreign Currency - Fixed Interest
- US Dollar	34,932	1,325	36,257	35,094	676	35,770
CDI (Interbank Deposit Rates)	159,192	(5,819)	153,373	173,484	(10,053)	163,431
Securities	370,875	31,864	402,739	363,670	36,033	399,703
Available-for-Sale Securities	370,875	31,864	402,739	363,670	36,033	399,703

						Consolidated
			03/31/2012			12/31/2012
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	66,620	(133,453)	(66,833)	59,148	(147,817)	(88,669)
Asset	5,206,243	(362,594)	4,843,649	1,581,458	105,351	1,686,809
CDI (Interbank Deposit Rates)	4,689,286	(461,876)	4,227,410	1,039,229	5,241	1,044,470
Indexed to Foreign Currency - Libor - US Dollar	238,537	20,912	259,449	255,056	24,302	279,358
Indexed to Foreign Currency - EURO	278,420	78,370	356,790	287,173	75,808	362,981
Liabilities	(5,139,623)	229,141	(4,910,482)	(1,522,310)	(253,168)	(1,775,478)
Indexed to Foreign Currency - US Dollar (1)	(1,119,052)	(182,210)	(1,301,262)	(1,070,666)	(185,072)	(1,255,738)
Indexed to Foreign Currency - Fixed Interest (2)	(3,826,269)	426,994	(3,399,275)	(245,530)	(50,678)	(296,208)
Indexed to Foreign Currency - Fixed Interest
- US Dollar (3)	(35,051)	(2,585)	(37,636)	(35,076)	(3,062)	(38,138)
CDI (Interbank Deposit Rates) (4)	(159,251)	(13,058)	(172,309)	(171,038)	(14,356)	(185,394)
Hedge Asset Object	1,645,194	120,227	1,765,421	1,593,371	119,818	1,713,189
Lending Operation	1,274,319	88,363	1,362,682	1,229,701	83,785	1,313,486
Indexed to Foreign Currency - US Dollar	1,080,195	92,857	1,173,052	1,021,123	93,162	1,114,285
Indexed to Foreign Currency - Fixed Interest
- US Dollar	34,932	1,325	36,257	35,094	676	35,770
CDI (Interbank Deposit Rates)	159,192	(5,819)	153,373	173,484	(10,053)	163,431
Securities	370,875	31,864	402,739	363,670	36,033	399,703
Available-for-Sale Securities	370,875	31,864	402,739	363,670	36,033	399,703

(1) Instruments whose the hedge object are loan operations indexed in foreign currency - dollar with fair value R$805.066 in the Bank, R$1.173.052 in the Consolidated (12/31/2012 - R$753,264 in the Bank, R$1,114,285 in the Consolidated) and securities shown by debentures with fair value R$132.123 (12/31/2012 -R$133,273) in the Bank and Consolidated.

(2) Instruments whose the hedge object are securities shown by debentures with fair value R$270,616 (12/31/2012 - R$266,430) in the Bank and Consolidated.
(3) Instruments whose the hedge object are loan operations indexed in foreign currency fixed interest - US dollar with fair value R$36,257 (12/31/2012 - R$35,770) in the Bank and Consolidated.
(4) Instruments whose the hedge object are loan operations indexed in CDI with fair value R$153,373 (12/31/2012 - R$163,431) in the Bank and Consolidated.

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002.

b) Cash Flow Hedge

						Bank/Consolidated
						03/31/2013
					Adjustment
			Notional	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts				(62,725)	(22,128)	(84,853)
Asset			1,688,507	1,688,507	93,821	1,782,328
Indexed to Foreign Currency -Swiss Franc (1)			795,841	795,841	52,306	848,147
Indexed to Foreign Currency -Chile (2)			92,099	92,099	6,301	98,400
Indexed to Foreign Currency -Iuan (3)			49,162	49,162	308	49,470
Indexed in Reais (4)			751,405	751,405	34,906	786,311
Liabilities			(1,751,232)	(1,751,232)	(115,949)	(1,867,181)
Indexed to Foreign Currency - Pre Dolar			(1,751,232)	(1,751,232)	(115,949)	(1,867,181)
Future Contracts			19,403,439	-	-	-
Foreign Currency - Dollar (5)			19,403,439	-	-	-

				Bank/Consolidated
				12/31/2012
			Adjustment
	Notional	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts		(18,867)	(17,846)	(36,713)
Asset	818,997	818,997	60,173	879,170
Indexed to Foreign Currency -Swiss Franc (1)	678,335	678,335	53,619	731,954
Indexed to Foreign Currency -Chile (2)	91,379	91,379	6,584	97,963
Indexed to Foreign Currency -Iuan (3)	49,283	49,283	(30)	49,253
Liabilities	(837,864)	(837,864)	(78,019)	(915,883)
Indexed to Foreign Currency - Pre Dolar	(837,864)	(837,864)	(78,019)	(915,883)
Future Contracts	34,567,439	-	-	-
DI1 Rate (6)	18,962,863	-	-	-
Foreign Currency - Dollar (5)	15,604,576	-	-	-

				Bank/Consolidated
			03/31/2013	12/31/2012
Hedge Object - Cost
Asset			15,402,957	15,538,109
Lending Operations - Import and Export Credit and Financing			15,402,957	15,538,109
Liabilitie			1,694,725	19,607,312
Eurobonds			1,694,725	820,077
Bank Deposit Certificate- CDB			-	18,787,235
(1) Operations due December 1, 2014, April 12, 2016 and March 4, 2015, whose object of "hedging" transactions are eurobonds.
(2) Operation due April 13, 2016, whose object of "hedge" is an operation of eurobonds.
(3) Operation with maturing on December 24, 2014, and hedge object of eurobonds transactions.
(4) Operation due March 18, 2016, whose object of "hedge" is an operation of eurobonds.

(5) Operations due April 30, 2013 and April 2, 2014 and updated value of the instruments of R $ 15,399,066 (12/31/2012 - R$15,531,390), whose object of "hedge" are the loans - financing agreements and export credit and import.

(6) In the first quarter of 2013, due to the business strategy, the structures of "hedge" cash flow which had the object of "hedge" bank deposit certificates (CDB) were discontinued. The effect of marking to market of these futures contracts net of tax effects highlighted in equity corresponds to a debt of R$144,910 and will be amortized by January 2014, the remaining term of the hedging instruments.

The effect of marking to market the swaps and future contracts amounts a debit of R$43,433 (12/31/2012 - R$258,555), and is recorded in stockholders' equity, net of tax effects.

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002 and none were found ineffective portion to be accounted in earnings over the period.

VII) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa derivative financial instruments themselves and others is composed of government securities.

		Bank		Consolidated
	03/31/2013	12/31/2012	03/31/2013	12/31/2012
Financial Treasury Bill - LFT	1,303,812	1,233,438	1,487,725	1,421,634
National Treasury Bill - LTN	4,753,043	3,699,901	4,753,043	3,699,901
National Treasury Notes - NTN	2,645,710	3,024,811	2,645,710	3,024,811
Total	8,702,565	7,958,150	8,886,478	8,146,346

VIII) Derivatives Recorded in Assets and Liabilities

		Bank		Consolidated
	03/31/2013	12/31/2012	03/31/2013	12/31/2012
Assets
Swap Differentials Receivable (1)	3,449,870	4,004,090	3,563,560	4,102,243
Option Premiums to Exercise	151,552	297,118	151,240	297,124
Forward Contracts and Others	449,426	431,788	449,426	431,788
Total	4,050,848	4,732,996	4,164,226	4,831,155

		Bank		Consolidated
	03/31/2013	12/31/2012	03/31/2013	12/31/2012

Liabilities
Swap Differentials Payable (1)	3,432,065	4,249,148	3,575,015	4,343,636
Option Premiums Launched	228,429	456,172	228,210	456,172
Forward Contracts and Others	328,621	405,219	328,654	405,219
Total	3,989,115	5,110,539	4,131,879	5,205,027
(1) Includes swap options, credit and embedded derivatives.

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the Basileia II New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of CVM Instruction 475/2008, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the banking and trading portfolio, for each one of the portfolio scenarios as at March 31, 2013.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures Subject to Changes Interest Fixed Rate	(40)	(36,026)	(72,052)
Coupon Interest Rate	Exposures Subject to Changes in Coupon Rate of Interes Rate	(11,253)	(94,828)	(189,656)
Coupon - US Dollar	Exposures Subject to Changes in Coupon US Dollar Rate	(641)	(8,616)	(17,231)
Coupon - Other Currencies	Exposures Subject to Changes in Coupon Foreign Currency Rate	(41)	(101)	(203)
Foreign currency	Exposures Subject Foreign Exchange	(5,180)	(129,494)	(258,988)
Eurobond/Treasury/Global	Exposures Subject to Changes in Interest Rate Negotiated Roles in International Market	(920)	(964)	(1,928)
Inflation	Exposures Subject to Change in Coupon Rates of Price Indexes	(1,944)	(20,295)	(40,590)
Shares and Indexes	Exposures Subject to Change in Shares Price	(2,685)	(97,121)	(134,242)
Other	Exposures not Meeting the Previous Settings	(513)	(32)	(64)
Total (1)		(23,217)	(387,477)	(714,954)
(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency and share);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description		Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures Subject to Changes in Interest Fixed Rate		(46,969)	(1,008,186)	(1,903,316)
TR and Long-Term Interest Rate - (TJLP)	Exposures Subject to Changes in Coupon of TR na TJLP		(13,670)	(297,911)	(558,482)
Inflation	Exposures Subject to Change in Coupon Rates of Price Indexes		(1,997)	(19,458)	(38,262)
Coupon - US Dollar	Exposures Subject to Changes in Coupon US Dollar Rate		(76,439)	(314,784)	(655,780)
Coupon - Other Currencies	Exposures Subject to Changes in Coupon Foreign Currency Rate		(10,303)	(55,646)	(120,848)
Interest Rate Markets International	Exposures Subject to Changes in Interest Rate Negotiated Roles in International Market		(74,179)	(316,807)	(607,077)
Total (1)			(223,557)	(2,012,792)	(3,883,765)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves;

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

7. Interbank Accounts

The amount of interbank accounts are composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses (assets and liabilities position).

8. Loan Portfolio and Allowance for Losses

a) Loan Portfolio

			Bank		Consolidated
		03/31/2013	12/31/2012	03/31/2013	12/31/2012
Lending Operations		155,823,083	153,292,914	187,040,185	184,448,390
Loans and Discounted Receivables		97,952,333	97,676,650	98,262,826	98,000,095
Financing		32,570,558	31,603,278	63,477,167	62,435,309
Rural, Agricultural and Industrial Financing		4,905,582	4,384,576	4,905,582	4,384,576
Real Estate Financing		20,316,252	19,601,192	20,316,252	19,601,192
Securities Financing		30,873	27,218	30,873	27,218
Lending Operations Related to Assignment		47,485	-	47,485	-
Leasing Operations		40,163	59,816	5,291,596	5,742,006
Advances on Foreign Exchange Contracts (1) (Note 9)		2,554,470	2,354,781	2,554,470	2,354,781
Other Receivables (2)		15,065,611	17,612,703	16,816,911	19,413,510
Total		173,483,327	173,320,214	211,703,162	211,958,687
Current		67,352,142	72,831,944	85,230,268	91,139,239
Long-term		106,131,185	100,488,270	126,472,894	120,819,448
(1) Advance on foreign exchange contracts are classified as a reduction of other obligations.

(2) Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 12) and income receivable on foreign exchange contracts (Note 9).

In 2012, Banco Santander, through its wholly-owned subsidiary in Spain, acquired by Banco Santander S.A. - Agency New York and London Agency under an arm, a portfolio of contracts related to financing and export operations imports contracted with Brazilian clients or their affiliates abroad, totaling US$29 million and US$90 million equivalent to R$60 million and R$121 million respectively, the rates of the days when there were transactions. These transactions were conducted in accordance with the Policy on Related Party Transactions Bank, even after receipt of approval by the Board of Directors.

Sale or Transfer Operations of Financial Assets

According to Resolution CMN 3.533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio. For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result.

(i) With Substantial Transfer of Risks and Benefits

During the year 2012, operations were carried out without recourse in the amount of R$R$1,135,213 in the Bank and R$1,483,500 in the Consolidated and were recorded substantially in loans and discounted securities. The result recorded as revenue was R$ 21,380 in the Bank and R$40,840 Consolidated.

(ii) With Substantial Retention of Risks and Benefits

In March 2013, the Bank made a credit assignment with recourse refers to real estate financing amounting to R$47,485 (Nota 24.e).

In December 2011, the Bank made a credit assignment with recourse amounting to R$688,821. The assignment results amount to R$111,539 in the Bank and R$96,326 in the Consolidated, was recorded in other operating income. Contracts and contract portions object of assignment refers to real estate financing, with maturities occur about this period up to October, 2041. The present value of assigned operations on March 31, 2012 is R$465,941 (12/31/2012 - R$508,714).

The assignment operation was carried out with recourse clause, provided the buyback is compulsory in the following situations:

- Contracts in default for a period exceeding 90 consecutive days;

- Contracts subject to renegotiation;

- Contracts subject to portability in accordance with CMN Resolution 3.401/2006; and

- Contracts subject to intervention.

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase.

From the date of transfer cash flows from operations will be paid directly transferred to the assignee entity.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	03/31/2013	12/31/2012	03/31/2013	12/31/2012
Overdue	10,704,870	9,846,101	11,430,668	10,628,500
Due to:
Up to 3 Months	27,133,896	27,431,524	33,810,968	34,231,432
From 3 to 12 Months	40,218,246	45,400,420	51,419,300	56,907,807
Over 12 Months	95,426,315	90,642,169	115,042,226	110,190,948
Total	173,483,327	173,320,214	211,703,162	211,958,687

c) Lease Portfolio

		Bank		Consolidated
	03/31/2013	12/31/2012	03/31/2013	12/31/2012
Gross Investment in Leasing Operations	43,398	65,562	6,286,612	6,887,120
Lease Receivables	17,713	26,578	3,983,103	4,333,763
Unrealized Residual Values (1)	25,685	38,984	2,303,509	2,553,357
Unearned Income on Lease	(16,717)	(25,505)	(3,860,968)	(4,202,381)
Offsetting Residual Values	(25,685)	(38,984)	(2,303,509)	(2,553,357)
Leased Assets	371,583	398,336	14,600,024	15,421,056
Accumulated Depreciation	(358,791)	(374,451)	(8,756,162)	(9,250,002)
Excess Depreciation	290,662	309,243	5,392,169	5,899,338
Losses on Unamortized Lease	-	-	167,213	171,660
Advances for Guaranteed Residual Value	(264,287)	(274,385)	(6,244,207)	(6,642,391)
Other Assets	-	-	10,424	10,963
Total of Lease Portfolio at Present Value	40,163	59,816	5,291,596	5,742,006
(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (lease income to appropriate related to minimum payments to receive) is R$3,235 (12/31/2012 - R$5,746) in the Bank and R$995,016 (12/31/2012 - R$1,145,114) in the Consolidated.

As of March 31, 2013 and December 31, 2012 there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity of Gross Investment

					Bank		Consolidated
				03/31/2013	12/31/2012	03/31/2013	12/31/2012
Overdue				4,743	3,978	157,934	159,823
Due to:
Up to 1 Year				34,282	54,725	3,023,036	3,302,469
From 1 to 5 Years				4,373	6,859	3,096,434	3,416,003
Over 5 Years				-	-	9,208	8,825
Total				43,398	65,562	6,286,612	6,887,120

Report per Lease Portfolio Maturity at Present Value

					Bank		Consolidated
				03/31/2013	12/31/2012	03/31/2013	12/31/2012
Overdue				3,418	4,222	97,828	103,536
Due to:
Up to 1 Year				33,273	49,904	2,839,141	3,094,096
From 1 to 5 Years				3,472	5,690	2,350,671	2,541,042
Over 5 Years				-	-	3,956	3,332
Total				40,163	59,816	5,291,596	5,742,006

d) Loan Portfolio by Business Sector

					Bank		Consolidated
				03/31/2013	12/31/2012	03/31/2013	12/31/2012
Private Sector				173,329,981	173,174,258	211,542,516	211,804,841
Industry				29,576,574	29,571,911	30,048,642	30,057,968
Commercial				21,166,928	21,646,181	24,115,740	25,061,840
Financial Institutions				20,936	20,066	23,730	23,082
Services and Other (1)				48,621,914	48,294,499	51,547,478	51,205,061
Individuals				69,038,049	69,257,059	100,901,346	101,072,348
Credit Cards				14,919,350	16,174,379	14,919,350	16,174,379
Mortgage Loans				12,492,222	11,812,395	12,492,222	11,812,395
Payroll Loans				15,029,227	13,547,617	15,029,227	13,547,617
Financing and Vehicles Lease				2,879,673	2,841,063	32,896,322	32,765,017
Others (2)				23,717,577	24,881,605	25,564,225	26,772,940
Agricultural				4,905,580	4,384,542	4,905,580	4,384,542
Public Sector				153,346	145,956	160,646	153,846
Federal				7	1	7	1
State				147,829	139,702	149,531	141,517
Municipal				5,510	6,253	11,108	12,328
Total				173,483,327	173,320,214	211,703,162	211,958,687
(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.
(2) Includes personal loans, overdraft among others.

e) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

							Bank
							03/31/2013
	Minimum Allowance	Loan Portfolio					Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	48,062,303	-	48,062,303	-	-	-
A	0.5%	76,120,587	-	76,120,587	380,603	292,441	673,044
B	1%	14,639,669	1,831,163	16,470,832	164,708	298,879	463,587
C	3%	7,596,186	4,602,975	12,199,161	365,975	104,642	470,617
D	10%	1,124,854	4,226,869	5,351,723	535,172	-	535,172
E	30%	465,649	1,641,505	2,107,154	632,146	-	632,146
F	50%	262,187	3,137,804	3,399,991	1,699,996	-	1,699,996
G	70%	23,144	1,342,704	1,365,848	956,094	-	956,094
H	100%	289,703	8,116,025	8,405,728	8,405,728	-	8,405,728
Total		148,584,282	24,899,045	173,483,327	13,140,422	695,962	13,836,384

							Bank
							12/31/2012
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	46,442,015	-	46,442,015	-	-	-
A	0.5%	79,499,827	-	79,499,827	397,499	306,665	704,164
B	1%	13,666,121	2,391,164	16,057,285	160,572	273,016	433,588
C	3%	6,387,481	4,825,905	11,213,386	336,402	-	336,402
D	10%	1,083,947	3,758,183	4,842,130	484,213	-	484,213
E	30%	501,252	1,871,597	2,372,849	711,855	-	711,855
F	50%	177,283	3,494,134	3,671,417	1,835,709	-	1,835,709
G	70%	75,120	1,349,766	1,424,886	997,420	-	997,420
H	100%	167,451	7,628,968	7,796,419	7,796,419	-	7,796,419
Total		148,000,497	25,319,717	173,320,214	12,720,089	579,681	13,299,770

							Consolidated
							03/31/2013
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	49,397,655	-	49,397,655	-	-	-
A	0.5%	106,063,451	-	106,063,451	530,317	292,441	822,758
B	1%	16,333,803	3,103,684	19,437,487	194,375	298,879	493,254
C	3%	8,335,177	5,775,028	14,110,205	423,306	104,642	527,948
D	10%	1,137,281	4,674,717	5,811,998	581,200	-	581,200
E	30%	488,866	1,935,071	2,423,937	727,181	-	727,181
F	50%	264,932	3,381,808	3,646,740	1,823,370	-	1,823,370
G	70%	23,422	1,544,523	1,567,945	1,097,562	-	1,097,562
H	100%	290,290	8,953,454	9,243,744	9,243,744	-	9,243,744
Total		182,334,877	29,368,285	211,703,162	14,621,055	695,962	15,317,017

							Consolidated
							12/31/2012
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	47,960,273	-	47,960,273	-	-	-
A	0.5%	110,117,439	-	110,117,439	550,587	306,665	857,252
B	1%	14,928,185	3,590,008	18,518,193	185,182	273,016	458,198
C	3%	7,290,621	6,018,060	13,308,681	399,260	-	399,260
D	10%	1,088,477	4,266,360	5,354,837	535,484	-	535,484
E	30%	513,661	2,196,919	2,710,580	813,174	-	813,174
F	50%	181,713	3,759,390	3,941,103	1,970,552	-	1,970,552
G	70%	76,114	1,566,403	1,642,517	1,149,761	-	1,149,761
H	100%	168,317	8,236,747	8,405,064	8,405,064	-	8,405,064
Total		182,324,800	29,633,887	211,958,687	14,009,064	579,681	14,588,745
(1) Includes current and past-due operations.
(2) The additional allowance is recognized based on the Management’s risk assessment, the expected realization of the loan portfolio and the current regulatory requirements.

f) Changes in Allowance for Loan Losses

					Bank		Consolidated
				01/01 a	01/01 a	01/01 a	01/01 a
				03/31/2013	03/31/2012	03/31/2013	03/31/2012
Balance at Beginning				13,299,770	10,662,794	14,588,745	11,998,483
Allowances Recognized				3,285,595	2,917,987	3,716,046	3,424,459
Write-offs				(2,748,981)	(3,055,720)	(2,987,774)	(3,444,323)
Balance at End (1)				13,836,384	10,525,061	15,317,017	11,978,619
Current				2,520,489	1,479,759	3,076,847	2,009,595
Long-term				11,315,895	9,045,302	12,240,170	9,969,024
Recoveries Credit (2)				318,695	290,771	344,696	333,509
(1) Includes R$5,034 (03/31/2012 - R$10,962) in the Bank and R$204.610 (03/31/2012 - R$339,165) in the Consolidated related to leasing operations.

(2) It is recorded as financial income in the items: lending operations and leasing operations. In the Bank and Consolidated, for the quarter ended March 31, 2013, includes results of assigment without recourse, related to the prior operations written-off, as losses amounting to R$20,603.

g) Renegotiated Credits

				Bank/Consolidated
			03/31/2013	12/31/2012
Renegotiated Credits			11,139,000	10,991,962
Allowance for Loan Losses			(5,617,218)	(5,633,351)
Percentage of Coverage on Renegotiated Credits			50.4%	51.2%

h) Loan Portfolio Concentration

				Consolidated
Loan Portfolio and Credit Guarantees (1), Securities (2)	03/31/2013		12/31/2012
and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Biggest Debtor	9,293,379	3.4%	9,399,824	3.4%
10 Biggest	31,093,747	11.4%	31,380,670	11.4%
20 Biggest	42,415,739	15.5%	42,713,428	15.5%
50 Biggest	58,666,437	21.5%	60,053,118	21.8%
100 Biggest	72,450,170	26.5%	74,531,667	27.1%
(1) Includes portions of loans to release the business plan.
(2) Refers to debentures, promissory notes and certificates of real estate receivables - CRI.
(3) Refers to credit of derivatives risk.

9. Foreign Exchange Portfolio

				Bank/Consolidated
			03/31/2013	12/31/2012
Assets
Rights to Foreign Exchange Sold			16,442,662	19,012,376
Exchange Purchased Pending Settlement			17,914,018	19,597,683
Advances in Local Currency			(289,014)	(117,647)
Income Receivable from Advances and Importing Financing (Note 8.a)			67,839	61,722
Foreign Exchange and Term Documents in Foreign Currencies			1,959	-
Total			34,137,464	38,554,134
Current			33,688,644	38,349,206
Long-term			448,820	204,928

Liabilities
Exchange Sold Pending Settlement			16,264,410	18,920,118
Foreign Exchange Purchased			18,237,938	19,832,738
Advances on Foreign Exchange Contracts (Note 8.a)			(2,554,470)	(2,354,781)
Others			428	491
Total			31,948,306	36,398,566
Current			31,701,463	36,246,517
Long-term			246,843	152,049
Memorandum Accounts
Open Import Credits			689,022	945,555
Confirmed Export Credits			401,410	353,018

10. Trading Account

		Bank		Consolidated
	03/31/2013	12/31/2012	03/31/2013	12/31/2012
Assets
Financial Assets and Pending Settlement Transactions	265,463	301,003	271,126	301,003
Debtors Pending Settlement	21,755	12,160	281,695	192,489
Stock Exchanges - Guarantee Deposits	30,353	7,370	30,353	7,370
Others	402,415	583,745	402,415	583,751
Total (Current)	719,986	904,278	985,589	1,084,613
Current	711,717	904,278	977,320	1,084,613
Long-term	8,269	-	8,269	-

		Bank		Consolidated
	03/31/2013	12/31/2012	03/31/2013	12/31/2012
Liabilities
Financial Assets and Pending Settlement Transactions	397,004	226,204	397,706	228,373
Creditors Pending Settlement	16,726	55,925	212,647	219,846
Creditors for Loan of Shares	339,743	281,244	339,743	281,244
Clearinghouse Transactions	-	-	69,686	17,482
Records and Settlement	1,830	1,475	2,573	1,817
Others	-	-	378	356
Total (Current)	755,303	564,848	1,022,733	749,118
Current	641,997	564,848	905,799	749,118
Long-term	113,306	-	116,934	-

11. Tax Credits

a) Nature and Origin of Recorded Tax Credits

	12/31/2012			Bank
	Adjusted	Recognition	Realization	03/31/2013
Allowance for Loan Losses	4,146,471	1,282,419	(282,210)	5,146,680
Reserve for Legal and Administrative Proceedings - Civil	577,850	22,562	(22,578)	577,834
Reserve for Tax Risks and Legal Obligations	3,299,650	241,911	(22,392)	3,519,169
Reserve for Legal and Administrative Proceedings - Labor	995,968	95,461	(177,539)	913,890
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,172,387	59,295	-	1,231,682
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	347,076	-	(37,503)	309,573
Accrual for Pension Plan (2)	1,799,440	123,110	-	1,922,550
Profit Sharing, Bonuses and Personnel Gratuities	248,854	88,815	(243,335)	94,334
Other Temporary Provisions	1,533,947	-	(176,504)	1,357,443
Total Tax Credits on Temporary Differences	14,121,643	1,913,573	(962,061)	15,073,155
Tax Loss Carryforwards	1,465,953	-	(753,230)	712,723
Social Contribution Tax - Executive Act 2.158/2001	683,581	-	-	683,581
Total Tax Credits	16,271,177	1,913,573	(1,715,291)	16,469,459
Unrecorded Tax Credits	(563,697)	-	112,105	(451,592)
Balance of Recorded Tax Credits	15,707,480	1,913,573	(1,603,186)	16,017,867
Current	6,020,627			4,217,931
Long-term	9,686,853			11,799,936

	12/31/2012			Consolidated
	Adjusted	Recognition	Realization	03/31/2013
Allowance for Loan Losses	4,921,857	1,450,699	(327,617)	6,044,939
Reserve for Legal and Administrative Proceedings - Civil	632,290	24,851	(25,416)	631,725
Reserve for Tax Risks and Legal Obligations	3,801,170	276,996	(22,918)	4,055,248
Reserve for Legal and Administrative Proceedings - Labor	1,024,009	96,236	(180,223)	940,022
Amortized Goodwill	7,455	-	-	7,455
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,176,295	59,297	(3,053)	1,232,539
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	347,137	64,526	(37,503)	374,160
Accrual for Pension Plan (2)	1,805,689	135,954	-	1,941,643
Profit Sharing, Bonuses and Personnel Gratuities	269,902	97,480	(262,484)	104,898
Other Temporary Provisions	1,627,343	3,969	(179,675)	1,451,637
Total Tax Credits on Temporary Differences	15,613,147	2,210,008	(1,038,889)	16,784,266
Tax Loss Carryforwards	2,805,344	24,378	(921,322)	1,908,400
Social Contribution Tax - Executive Act 2.158/2001	697,727	-	-	697,727
Total Tax Credits	19,116,218	2,234,386	(1,960,211)	19,390,393
Unrecorded Tax Credits	(566,383)	-	112,105	(454,278)
Balance of Recorded Tax Credits	18,549,835	2,234,386	(1,848,106)	18,936,115
Current	7,139,554			5,316,963
Long-term	11,410,281			13,619,152
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.
(2) Includes tax credits IRPJ and CSLL, adjustments on plan benefits to employees (adoption new version of CPC 33) as mentioned (Note 3.l).

b) Expected Realization of Recorded Tax Credits

							Bank
							03/31/2013
	Temporary Differences			Tax Loss			Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2013	1,614,631	975,314	53,146	581,935	149,760	3,374,786	3,374,786
2014	1,874,143	1,122,494	70,861	96,074	209,009	3,372,581	3,372,581
2015	3,251,462	1,915,559	22,761	-	-	5,189,782	5,189,782
2016	939,427	376,414	6,728	-	152,724	1,475,293	1,475,293
2017	280,578	171,138	6,728	-	172,088	630,532	630,532
2018 a 2020	704,607	404,238	1,682	-	-	1,110,527	1,110,527
2021 a 2022	525,719	338,647	-	-	-	864,366	864,366
2023 a 2025	174,702	95,627	-	34,714	-	305,043	-
2026 a 2027	21,579	10,815	-	-	-	32,394	-
After 2027	81,347	32,808	-	-	-	114,155	-
Total	9,468,195	5,443,054	161,906	712,723	683,581	16,469,459	16,017,867

							Consolidated
							03/31/2013
	Temporary Differences			Tax Loss			Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2013	1,841,674	1,112,033	54,190	1,115,690	163,906	4,287,493	4,287,304
2014	2,111,148	1,268,516	72,253	458,141	209,009	4,119,067	4,118,636
2015	3,730,753	2,176,362	24,120	33,109	-	5,964,344	5,963,200
2016	1,006,957	417,709	8,076	115,666	152,724	1,701,132	1,700,843
2017	319,676	192,560	8,076	93,137	172,088	785,537	785,537
2018 a 2020	724,842	414,697	2,019	57,943	-	1,199,501	1,199,501
2021 a 2022	537,529	343,088	-	-	-	880,617	880,617
2023 a 2025	175,441	95,998	-	34,714	-	306,153	477
2026 a 2027	21,579	10,815	-	-	-	32,394	-
After 2027	81,347	32,808	-	-	-	114,155	-
Total	10,550,946	6,064,586	168,734	1,908,400	697,727	19,390,393	18,936,115

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Tax Credits

The total present value of tax credits is R$14,297,588 (12/31/2012-R$13,008,571) in the Bank and R$16,945,267 (12/31/2012 - R$15,588,568) Consolidated and the present value of recorded tax credits is R$14,080,347 (12/31/2012 - R$12,724,981) in the Bank and R$16,725,864 (12/31/2012 - R$15,302,810) Consolidated, the present value was calculated taking into account the expected realization of temporary differences, tax losses carryforwards, negative CSLL bases and social contribution tax at the rate of 18% (Provisional Act 2.158/2001) and the average funding rate, projected for the corresponding periods.

12. Other Receivables - Other

		Bank		Consolidated
	03/31/2013	12/31/2012	03/31/2013	12/31/2012
Notes and Credits Receivable (Note 8.a)
Credit Cards	10,388,215	11,691,143	10,388,215	11,691,143
Receivables	4,306,409	5,580,687	6,052,676	7,375,987
Rural Product	263,018	235,419	263,018	235,419
Escrow Deposits for
Tax Claims	3,165,213	3,072,467	4,732,731	4,410,149
Labor Claims	1,892,571	1,932,400	1,949,606	1,986,843
Others	521,843	555,362	642,144	662,829
Contract Guarantees - Former Controlling Stockholders (Note 21.i)	834,119	827,471	1,001,664	991,394
Recoverable Taxes	3,079,429	2,502,900	4,171,224	3,528,082
Receivables - Buyer Services	3,430,004	3,759,737	3,430,004	3,759,737
Reimbursable Payments	305,462	319,332	151,208	159,794
Salary Advances/Others	277,748	230,280	295,017	235,481
Debtors for Purchase of Assets (Note 8.a)	31,662	34,540	36,695	40,047
Receivable from Affiliates (Note 24.e)	421,972	224,166	399,631	210,330
Others	892,652	1,280,936	1,308,231	1,870,572
Total	29,810,317	32,246,840	34,822,064	37,157,807
Current	19,240,154	22,820,862	21,135,903	24,679,009
Long-term	10,570,163	9,425,978	13,686,161	12,478,798

13. Dependence Information and Foreign Subsidiary

Banco Santander established an independent subsidiary in Spain, Santander Brasil, Establecimiento Financieiro de Credito, S.A. (Santander Brasil EFC), in order to complement the foreign trade strategy allowing to provide financial products and services for corporate clients - large Brazilian companies and their operations abroad - and offer financial products and services through an offshore entity that is not established in a jurisdiction with favorable tax treatment.

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date included in the financial statements include:

	Grand Cayman Branch		Santander Brasil EFC
	03/31/2013	12/31/2012	03/31/2013	12/31/2012
Assets	56,641,254	54,205,207	2,045,604	2,106,781
Current and Long-term Assets	56,641,216	54,205,166	2,044,391	2,105,386
Cash	548,041	158,240	899	2,866
Interbank Investments	11,535,131	9,878,978	1,452,178	1,506,745
Securities and Derivatives Financial Instruments	22,954,753	23,278,996	101,478	88,907
Lending Operations (1)	18,562,735	18,142,854	482,885	503,286
Foreign Exchange Portfolio	1,972,956	1,744,631	-	-
Others	1,067,600	1,001,467	6,951	3,582
Permanent Assets	38	41	1,213	1,395
Liabilities	56,641,254	54,205,207	2,045,604	2,106,781
Current and Long-term Liabilities	35,696,281	33,376,847	111,312	88,434
Deposits and Money Market Funding	2,965,541	2,307,837	-	9,865
Funds from Acceptance and Issuance of Securities	16,721,423	14,760,372	-	-
Borrowings (2)	12,751,427	12,403,362	-	-
Foreign Exchange Portfolio	1,825,478	1,667,876	-	-
Others	1,432,412	2,237,400	111,312	78,569
Deferred Income	4,768	5,213	-	-
Stockholders' Equity	20,940,205	20,823,147	1,934,292	2,018,347
(1) Refers mainly to export financing operations.
(2) Borrowings abroad regarding financing lines to exports and imports and other lines of credit.

The result of the Agency Grand Cayman in the first quarter of 2012 was a profit of R$424,401 (2012 - R$327,111) and the result of the subsidiary Santander Brazil EFC was a loss R$1,681.

14. Investments in Affiliates and Subsidiaries

					03/31/2013
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Direct and Indirect Participation
Controlled by Banco Santander
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	11,043,796	-	78.57%	99.99%
Valores Mobiliários S.A. (Santander Brasil Asset)	Asset Manager	12,493,834	-	99.99%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	95,349	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe)	Bank	2,184	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	287,706,670	-	100.00%	100.00%
Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil)	Financial	1	1	39.89%	39.89%
CRV Distribuidora de Títulos e Valores Mobiliários S.A. (CRV DTVM)	Dealer	67	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	10,209,903	10,209,903	99.99%	100.00%
Santander Microcrédito Assessoria Financeira S.A (Microcrédito)	Microcredit	43,129,918	-	100.00%	100.00%
Santander Brasil Advisory Services S.A. (Santander Brasil Advisory)	Other Activities	1,323	-	96.52%	96.52%
Santander Participações S.A. (Santander Participações) (5) (7)	Holding	3,234	-	100.00%	100.00%
Santander Getnet Serviços para Meios de Pagamento S.A. (Santander Getnet) (2)	Other Activities	8,000	-	50.00%	50.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	11,251,175	-	100.00%	100.00%
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços) (7)	Insurance Broker	174,360,451	-	60.65%	60.65%
MS Participações Societárias S.A. (MS Participações)	Holding	30,334,286	-	99.99%	99.99%
Mantiq Investimentos Ltda. (Mantiq)	Other Activities	4,800	-	100.00%	100.00%
Santos Energia Participações S.A (Santos Energia)	Holding	37,406	-	100.00%	100.00%
Santander Brasil EFC	Financial	75	-	100.00%	100.00%

						03/31/2013
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)				Direct and Indirect Participation
Investments	Activity		Common Shares and Quotas	Preferred Shares	Direct Participation
Controlled by CFI RCI Brasil (4)
Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing) (4)	Leasing		163	81	-	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization		64,615	-	-	100.00%
Controlled by Santander Serviços (7)
Webmotors S.A. (5) (7)	Other Activities		348,253,362	17,929,313	-	100.00%
TecBan - Tecnologia Bancária S.A. (TecBan) (8)	Other Activities		781,971	-	-	20.82%
Controlled by Webmotors S.A.
Idéia Produções e Design Ltda. - MEC (Idéia Produções)(9)	Other Activities		220	-	-	100.00%
Jointly Controlled Companies
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (3)	Securitization		9	-	13.64%	13.64%
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities		950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP) (3)	Other Activities		3,859	1,217	11.11%	11.11%
Affiliate
Norchem Holding e Negócios S.A. (Norchem Holding)	Other Activities		1,679	-	21.75%	21.75%

	Adjusted Stockholders' Equity	Adjusted Net Income (Loss 01/01 to	Investments Value		01/01 to	Equity Accounting 01/01 to
	03/31/2013	03/31/2013	03/31/2013	12/31/2012	03/31/2013	03/31/2012
Controlled by Banco Santander
Santander Leasing (10)	4,976,703	172,882	3,910,396	8,051,883	135,840	138,999
RCI Brasil Leasing (4)	-	-	-	-	-	8,732
Santander Brasil Asset	181,940	9,497	181,940	172,443	9,497	15,084
Santander Consórcios (6)	-	-	-	-	-	54
Santander Brasil Consórcio	114,010	5,974	114,010	108,036	5,974	8,925
Banco Bandepe	2,905,573	51,878	2,905,573	3,168,549	51,878	66,860
Aymoré CFI	1,117,495	(464)	1,117,495	1,117,959	(464)	6,375

	Adjusted	Adjusted Net
	Stockholders'	Income (Loss)	Investments Value		Equity Accounting
	Equity	01/01 to			01/01 to	01/01 to
	03/31/2013	03/31/2013	03/31/2013	12/31/2012	03/31/2013	03/31/2012
CFI RCI Brasil	1,037,787	53,447	413,983	392,662	21,320	8,434
CRV DTVM	26,389	1,008	26,389	25,381	1,008	1,067
Santander CCVM	220,216	15,490	220,216	301,868	15,490	24,746
Microcrédito	19,962	898	19,962	19,064	898	1,800
Santander Brasil Advisory	12,855	117	12,408	12,295	113	623
Santander Participações (1) (5) (7)	1,211,478	5,462	1,211,478	1,199,541	5,462	74,496
Webmotors S.A. (5) (8)	-	-	-	-	-	3,928
Santander Getnet (2)	72,341	19,071	36,170	26,636	9,533	4,764
Sancap	340,020	22,130	340,020	333,744	22,130	42,113
Santander Serviços (7)	541,289	9,457	328,310	341,272	5,736	-
MS Participações	55,511	(4,588)	55,496	26,620	(11,124)	(2,986)
Mantiq	6,461	(42)	6,461	6,503	(42)	706
Santos Energia	1,883	(1,241)	1,883	5,288	(3,405)	(480)
Santander Brasil EFC	1,934,292	(1,681)	1,934,304	2,018,329	(1,641)	-
Controlled by CFI RCI Brasil (4)
RCI Brasil Leasing (4)	632,412	20,072	-	-	-	-
Controlled by Sancap
Santander Capitalização	188,863	21,508	-	-	-	-
Controlled by Santander Serviços (7)
Webmotors S.A. (5) (7)	72,615	2,513	-	-	-	-
TecBan (8)	204,792	-	-	-	-	-
Controlled by Webmotors S.A.
Idéia Produções (9)	533	122	-	-	-	-
Jointly Controlled Companies
Cibrasec (3)	73,672	4,670	10,046	10,285	(236)	671
Norchem Participações	47,179	442	23,589	23,369	221	417
EBP (3)	43,904	(8,917)	4,878	2,726	2,152	752
Affiliate
Norchem Holding	105,209	996	22,883	22,666	217	386
Total bank			12,897,890	17,387,119	270,557	406,466

	Adjusted Stockholders'	Adjusted Net Income (Loss)	Investments Value			Equity Accounting
	Equity	01/01 to			01/01 to	01/01 to
	03/31/2013	03/31/2013	03/31/2013	12/31/2012	03/31/2013	03/31/2012
Affiliate
Norchem Holding	105,209	996	22,883	22,666	217	386
Total Consolidated			22,883	22,666	217	386

(1) In meeting held on March 29, 2012, were approved the increase capital of Santander Holdings in the amount of R$1,000,000, through the transfer of assets of Banco Santander, totaling R$745,191 and shaped cash in the amount of R$254,809.

(2) Banco Santander has authority to make decisions related to business strategy. Additionally, Banco Santander allows Getnet the use of its branch metwork and brand for the sale of products, wich among other factors determines the Bank's control of Getnet.

(3) Although participation is less than 20%, the Bank assumes significant influence on such participation, which is evidenced due to the Bank's representation on the Board of Directors of the investee and participation in the process of policy development, including participation in decisions about dividends and transactions between the bank and the investee.

(4) In Meeting of May 31, 2012, the shareholders of RCI Leasing Brazil and CFI RCI Brazil, approved the merger of all shares of RCI Brazil Leasing the property of CFI RCI Brazil on the base date of March 31, 2012 so that RCI Leasing Brazil became a wholly owned subsidiary of CFI RCI Brazil (Note 35.c).

(5) On June 29, 2012, approved the increase of the capital of Santander Investments of R$135,000, through the issue of new shares, subscribed and paid by Banco Santander as follows: R$69,163 in local currency and R$65,837 through the conference 366,182,675,000 shares of its wholly-owned subsidiary Webmotors SA, transferring control to Santander Holdings on the base date of April 30, 2012.

(6) Company incorporated by Santander Brasil Consórcio on july 31, 2012 (note 35.b).

(7) Corporate restructuring in order to separate equity investments of a temporary nature (private equity) and equity interests in entities that provide complementary services to the financial services conglomerate (Note 35.a).

(8) Investment acquired in March 2013 (Note.a).
(9) Investment acquired in January 2013 (Note 35.c).

(10) The capital of Santander Leasing was reduced without changing the number of shares issued in the amount of R$5,000,000, to be considered excessive to maintain its activities, according to article 173 of Law 6.404/1976 and under the AGE of the company, held on January 4, 2013.

15. Fixed Assets

				Bank
			03/31/2013	12/31/2012
	Cost	Depreciation	Net	Net
Real Estate	2,065,276	(449,748)	1,615,528	1,627,842
Land	683,093	-	683,093	683,092
Buildings	1,382,183	(449,748)	932,435	944,750
Others Fixed Assets	8,082,017	(4,084,431)	3,997,586	3,938,298
Installations, Furniture and Equipment	1,915,619	(768,435)	1,147,184	1,142,929
Data Processing Equipment	2,105,571	(1,635,423)	470,148	489,012
Leasehold Improvements	2,438,534	(1,159,555)	1,278,979	1,288,268
Security and Communication Equipment	502,934	(292,055)	210,879	216,242
Others	1,119,359	(228,963)	890,396	801,847
Total	10,147,293	(4,534,179)	5,613,114	5,566,140

				Consolidated
			03/31/2013	12/31/2012
	Cost	Depreciation	Net	Net
Real Estate	2,073,819	(453,155)	1,620,664	1,628,576
Land	684,583	-	684,583	684,245
Buildings	1,389,236	(453,155)	936,081	944,331
Others Fixed Assets	8,367,593	(4,236,618)	4,130,975	3,973,510
Installations, Furniture and Equipment	1,990,290	(809,699)	1,180,591	1,147,469
Data Processing Equipment	2,252,103	(1,714,537)	537,566	490,086
Leasehold Improvements	2,488,985	(1,182,029)	1,306,956	1,316,955
Security and Communication Equipment	507,834	(296,342)	211,492	216,491
Others	1,128,381	(234,011)	894,370	802,509
Total	10,441,412	(4,689,773)	5,751,639	5,602,086

16. Intangibles

				Bank
			03/31/2013	12/31/2012
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,012,090	(14,117,067)	11,895,023	12,804,269
Other Intangible Assets	6,959,016	(2,898,187)	4,060,829	4,197,188
Acquisition and Development of Software	3,706,163	(1,614,084)	2,092,079	2,137,460
Exclusivity Contracts for Provision of Banking Services	3,090,795	(1,262,974)	1,827,821	1,916,124
Others	162,058	(21,129)	140,929	143,604
Total	32,971,106	(17,015,254)	15,955,852	17,001,457

				Consolidated
			03/31/2013	12/31/2012
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,240,957	(14,143,692)	12,097,265	12,937,390
Other Intangible Assets	7,098,840	(2,942,046)	4,156,794	4,280,238
Acquisition and Development of Software	3,839,545	(1,656,588)	2,182,957	2,215,142
Exclusivity Contracts for Provision of Banking Services	3,090,795	(1,262,974)	1,827,821	1,916,124
Others	168,500	(22,484)	146,016	148,972
Total	33,339,797	(17,085,738)	16,254,059	17,217,628

Goodwill is measured annually, or whenever there is any indication that the asset may be impaired. We record our goodwill according to our operating segments.

Is used value in use as the base to evaluate goodwill with the impairment test. For this purpose, we estimate cash flow for a period of 10 years. A 10 year period is considered adequate to determine the economic value of a cash-generating unit, assuming continuity in levels of operating activity. We prepare cash flows considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in differing outcomes. The estimate of cash flows is based on valuations prepared by independent research company, which is reviewed and approved by the Executive Board.

Based on the assumptions described above, we did not identify any impairment to goodwill in the tests carried out in 2012 and 2013.

17. Money Market Funding and Borrowings and Onlendings

a) Deposits

						Bank
					03/31/2013	12/31/2012
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	12,932,518	-	-	-	12,932,518	13,680,737
Savings Deposits	27,915,328	-	-	-	27,915,328	26,856,910
Interbank Deposits	-	423,339	21,372,882	73,727	21,869,948	32,557,366
Time Deposits	246,577	18,966,274	11,127,301	48,573,883	78,914,035	82,872,313
Total	41,094,423	19,389,613	32,500,183	48,647,610	141,631,829	155,967,326
Current					92,984,219	104,628,175
Long-term					48,647,610	51,339,151

						Consolidated
					03/31/2013	12/31/2012
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	12,717,116	-	-	-	12,717,116	13,457,096
Savings Deposits	27,915,328	-	-	-	27,915,328	26,856,910
Interbank Deposits	-	565,367	1,559,554	1,349,024	3,473,945	3,392,498
Time Deposits	246,577	18,921,345	11,125,703	48,375,615	78,669,240	82,838,635
Total	40,879,021	19,486,712	12,685,257	49,724,639	122,775,629	126,545,139
Current					73,050,990	74,901,698
Long-term					49,724,639	51,643,441

b) Money Market Funding

						Bank
					03/31/2013	12/31/2012
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Own Portfolio		29,312,200	7,226,812	26,435,640	62,974,652	61,977,204
Government Securities		26,631,051	18,008	-	26,649,059	25,215,393
Others		2,681,149	7,208,804	26,435,640	36,325,593	36,761,811
Third Parties		20,187,486	-	-	20,187,486	9,146,494
Linked to Trading Portfolio Operations		5,067,594	4,658,884	-	9,726,478	8,529,982
Total		54,567,280	11,885,696	26,435,640	92,888,616	79,653,680
Current					66,452,976	52,185,328
Long-term					26,435,640	27,468,352

						Consolidated
					03/31/2013	12/31/2012
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Own Portfolio		22,382,323	7,143,313	26,216,425	55,742,061	56,654,803
Government Securities		19,799,329	18,008	-	19,817,337	20,356,214
Debt Securities in Issue		2,582,843	7,056,095	25,840,145	35,479,083	35,251,001
Others		151	69,210	376,280	445,641	1,047,588
Third Parties		14,194,742	-	-	14,194,742	7,343,777
Linked to Trading Portfolio Operations		5,067,594	4,658,884	-	9,726,478	8,529,982
Total		41,644,659	11,802,197	26,216,425	79,663,281	72,528,562
Current					53,446,856	45,349,856
Long-term					26,216,425	27,178,706

c) Funds from Acceptance and Issuance of Securities

						Bank
					03/31/2013	12/31/2012
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		8,218,862	15,701,435	14,999,491	38,919,087	38,565,501
Real Estate Credit Notes - LCI (4)		3,244,632	7,990,020	414,281	11,648,933	11,236,842
Agribusiness Credit Notes - LCA		963,860	643,990	50,019	1,657,869	2,008,472
Treasury Bills (1)		4,009,669	7,067,425	14,535,191	25,612,285	25,320,187
Securities Issued Abroad		1,228,992	5,711,477	10,186,055	17,126,524	15,298,438
Eurobonds		1,228,992	5,356,001	8,485,946	15,070,939	13,062,349
Securitization Notes - MT100 (2)		-	355,476	1,700,109	2,055,585	2,236,089
Total		9,447,153	21,412,912	25,185,546	56,045,611	53,863,939
Current					44,858,603	29,557,231
Long-term					11,187,008	24,306,708

						Consolidated
					03/31/2013	12/31/2012
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Exchange Acceptances		128,022	358,074	606,626	1,092,722	1,092,478
Debentures Resources (3)		-	164,050	-	164,050	160,508
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		8,218,161	15,821,286	16,075,714	40,115,161	39,742,267
Real Estate Credit Notes - LCI (4)		3,244,632	7,992,758	415,481	11,652,871	11,241,195
Agribusiness Credit Notes - LCA		963,860	643,990	50,019	1,657,869	2,008,472
Treasury Bills (1)		4,009,669	7,184,538	15,610,214	26,804,421	26,492,600
Securities Issued Abroad		1,228,992	5,711,477	10,186,055	17,126,524	15,298,438
Eurobonds		1,228,992	5,356,001	8,485,946	15,070,939	13,062,349
Securitization Notes - MT100 (2)		-	355,476	1,700,109	2,055,585	2,236,089
Total		9,575,175	22,054,887	26,868,395	58,498,457	56,293,691
Current					31,630,062	30,225,949
Long-term					26,868,395	26,067,742

(1)The main features of the financial letters are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On March 31, 2013, have a maturity between 2013 to 2014.

(2) Issuance of bonds tied to the right to receive of future flow of payment orders receivable from foreign correspondent banks.

(3) Debentures issued by the subsidiary MS Participações in three series (November 2011 – R$82,122, March 2012 – R$47,592 and May 2012 – R$33,732) with earnings indexed to CDI + 1.77% p.a. and maturing on August 21, 2013.

(4) Real Estate Credit Notes are fixed income securities are by mortgages and mortgage-backed securities or liens on property. On March 31, 2013, have maturities between 2013 to 2017.

						Bank/Consolidated
				Interest Rate (p.a)	03/31/2013	12/31/2012
Eurobonds	Issuance	Maturity	Currency		Total	Total
Eurobonds	February and September-12	February-17	US$	4.6%	2,737,691	2,806,547
Eurobonds	March-11	March-14	US$	Libor + 2.1%	2,418,592	2,452,473
Eurobonds	April and November-10	April-15	US$	4.5%	1,732,489	1,740,005
Eurobonds	January and June-11	January-16	US$	4.3%	1,702,118	1,741,878
Eurobonds	March-13	March-16	R$	8.0%	752,000	-
Eurobonds	March-13	April-18	US$	4.5% to 8.4% (1)	666,147	-
Eurobonds	April-12	April-16	CHF	3.3%	329,493	343,275
Eurobonds	June-11	December-14	CHF	3.1%	322,224	335,749
Eurobonds	November-05	November-13	R$	17.1%	185,125	333,182
Others					4,225,060	3,309,240
Total					15,070,939	13,062,349

(1) The operation has compound interest flow: to April,17, 2013 equal 4.5% p.a., in period April, 18, 2013 the October, 17, 2017 equal 8.4% p.a. and October, 18, 2017 the October the April 17, 2018 equal 7.0%p.a.

						Bank/Consolidated
					03/31/2013	12/31/2012
Securitization Notes - MT100	Issuance	Maturity	Currency	Interest Rate (p.a)	Total	Total
2008-1 Series	May-08	March-15	US$	6.2%	167,500	212,565
2008-2 Series (2)	August-08	September-17	US$	Libor (6 months) + 0.8%	805,820	820,758
2009-1 Series	August-09	September-14	US$	Libor (6 months) + 2.1%	51,575	69,730
2009-2 Series	August-09	September-19	US$	6.3%	95,028	103,967
2010-1 Series	December-10	March-16	US$	Libor (6 months) + 1.5%	431,784	513,993
2011-1 Series (3)	May-11	March-18	US$	4.2%	201,638	206,758
2011-2 Series (4)	May-11	March-16	US$	Libor (6 months) + 1.4%	302,240	308,318
Total					2,055,585	2,236,089
(1) Charges payable semiannually.
(2) Notional is payable in 6 semiannual installments from March 2015 (the period of this series was extended by three years in August 2011).
(3) Notional will be paid in 9 semiannual installments from March 2014.
(4) Notional will be paid in 5 semiannual installments from March 2014.

d) Money Market Funding Expenses

				Bank		Consolidated
			01/01 to	01/01 to	01/01 to	01/01 to
			03/31/2013	03/31/2012	03/31/2013	03/31/2012
Time Deposits			1,214,244	1,744,781	1,212,417	1,748,027
Savings Deposits			376,210	388,523	376,210	388,523
Interbank Deposits			466,033	1,264,956	72,272	81,935
Money Market Funding			1,591,575	2,142,731	1,428,228	2,087,974
Technical Reserves for Insurance, Pension Plan and Capitalization Adjustment and Interest			-	-	21,629	25,676
Others (1)			1,267,922	1,204,634	1,336,138	1,267,135
Total			4,915,984	6,745,625	4,446,894	5,599,270
(1) Includes, mainly, expense funds from acceptance and issuance of securities.

e) Borrowings and Onlendings

						Bank
					03/31/2013	12/31/2012
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Domestic Borrowings		16,202	38,141	58,896	113,239	122,284
Foreign Borrowings		6,288,892	9,062,054	1,136,321	16,487,267	15,879,094
Import and Export Financing Lines		5,448,382	8,978,588	1,083,838	15,510,808	15,018,999
Other Credit Lines		840,510	83,466	52,483	976,459	860,095
Domestic Onlendings		1,491,805	2,141,163	6,104,121	9,737,089	9,384,621
Foreign Onlendings		-	18,356	9,128	27,484	40,764
Total		7,796,899	11,259,714	7,308,466	26,365,079	25,426,763
Current					19,056,613	18,562,936
Long-term					7,308,466	6,863,827

						Consolidated
					03/31/2013	12/31/2012
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Domestic Borrowings		16,202	38,141	58,896	113,239	122,284
Foreign Borrowings		5,712,353	9,062,054	1,136,321	15,910,728	15,879,094
Import and Export Financing Lines		5,448,382	8,978,588	1,083,838	15,510,808	15,018,999
Other Credit Lines		263,971	83,466	52,483	399,920	860,095
Domestic Onlendings		1,491,805	2,141,163	6,104,121	9,737,089	9,384,621
Foreign Onlendings		-	18,356	9,128	27,484	40,764
Total		7,220,360	11,259,714	7,308,466	25,788,540	25,426,763
Current					18,480,074	18,562,936
Long-term					7,308,466	6,863,827

In the Bank and Consolidated, export and import financing lines are funds raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import pre-financing, falling due through 2014 (12/31/2012 - through 2013) and subject to financial charges corresponding to exchange rate changes plus interest ranging from 0.4% p.a. to 23.1% p.a. (12/31/2012 - 0,7% p.a. to 11,4% p.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the currency basket of the Banco Nacional de Desenvolvimento Econômico e Social (BNDES) basket of currencies, or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

In the Bank and Consolidated, foreign onlendings are subject to interest ranging from 1.5% p.a. (12/31/2012 - 1.53% p.a.), plus exchange rate change falling due through up to 2014 (12/31/2012 - through 2014).

18. Tax and Social Security

Tax and social security payables comprise taxes payable and amounts being challenged in the courts.

		Bank		Consolidated
	03/31/2013	12/31/2012	03/31/2013	12/31/2012
Provision for Tax Risks and Legal Obligations (Note 21.b)	10,199,795	9,636,920	12,463,923	11,781,786
Reserve for Tax Contingencies - Responsibility of Former Controlling (Note 21.i)	824,957	814,160	992,502	978,083
Deferred Tax Liabilities	1,318,275	1,611,893	2,879,393	3,416,389
Provision for Taxes and contributions on income	352,896	-	630,000	-
Taxes Payable	334,165	337,250	389,826	655,775
Total	13,030,088	12,400,223	17,355,644	16,832,033
Current	1,364,058	9,093,831	2,800,147	11,555,347
Long-term	11,666,030	3,306,392	14,555,497	5,276,686

Nature and Origin of Deferred Tax Liabilities

				Bank
	12/31/2012	Recognition	Realization	03/31/2013
Adjustment to Fair Value of Trading Securities and Derivatives (1)	840,748	-	-	840,748
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	693,259	-	(291,443)	401,816
Excess Depreciation of Leased Assets	77,310	-	(4,645)	72,665
Other	576	2,470	-	3,046
Total	1,611,893	2,470	(296,088)	1,318,275

				Consolidated
	12/31/2012	Recognition	Realization	03/31/2013
Adjustment to Fair Value of Trading Securities and Derivatives (1)	843,611	580	(5)	844,186
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	1,097,209	3,481	(417,371)	683,319
Excess Depreciation of Leased Assets	1,474,831	32,604	(159,396)	1,348,039
Other	738	3,238	(127)	3,849
Total	3,416,389	39,903	(576,899)	2,879,393
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

19. Subordinated Debts

Consist of securities issued according to Bacen rules, which are used as Tier II Regulatory Minimum Capital for calculating operating limits.

						Bank/Consolidated
					03/31/2013	12/31/2012
	Issuance	Maturity (1)	Amount	Interest Rate (p.a.)	Total	Total
Subordinated Deposit Certificates	June-06	July-16	R$1,500 million	105.0% CDI	3,100,961	3,048,617
Subordinated Deposit Certificates	October-06	September-16	R$850 million	104.5% CDI	1,677,496	1,649,313
Subordinated Deposit Certificates	July-07	July-14	R$885 million	104.5% CDI	1,580,082	1,553,537
Subordinated Deposit Certificates	April-08	April-13	R$600 million	100.0% CDI + 1.3%	1,030,220	1,010,620
Subordinated Deposit Certificates	April-08	April-13	R$555 million	100.0% CDI + 1.0%	946,780	929,321
Subordinated Deposit Certificates	July-06 to October-06	July-16 to July-18	R$447 million	104.5% CDI	910,613	895,314
Subordinated Deposit Certificates	August-07	August-13	R$300 million	100.0% CDI + 0.4%	533,872	524,743
Subordinated Deposit Certificates	January-07	January-14	R$250 milhões	104.5% CDI	477,123	469,107
Subordinated Deposit Certificates	May-08 to June-08	May-13 to May-18	R$283 milhões	CDI (2)	470,112	461,792
Subordinated Deposit Certificates	May-08 to June-08	May-13 to June-18	R$268 milhões	IPCA (3)	515,301	494,490
Subordinated Deposit Certificates	November-08	November-14	R$100 milhões	120.5% CDI	164,279	161,101
Subordinated Deposit Certificates	January-07	January-13	R$300 milhões	104.0% CDI	-	561,379
Subordinated Deposit Certificates	February-08	February-13	R$85 milhões	IPCA +7.9%	-	159,817
Total					11,406,839	11,919,151
Current					3,543,868	3,727,745
Long Term					7,862,971	8,191,406
(1) Subordinated Deposit Certificates issued with yield paid at the end of the term together with the principal.
(2) Indexed to 100% and 112% of the CDI plus interest of 1.2% p.a. to 1.5% p.a.
(3) Indexed to the extended IPCA plus interest of 8.3% p.a. to 8.7% p.a.

20. Other Payables - Other

				Bank		Consolidated
				12/31/2012		12/31/2012
			03/31/2013	Adjusted	03/31/2013	Adjusted
Provision Technical for Capitalization Operations			-	-	1,628,961	1,625,144
Payables for Credit Cards			11,209,925	12,696,600	11,209,939	12,696,600
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 21.b)			3,814,444	4,019,530	4,018,426	4,229,931
Employee Benefit Plans (Note 33) (1)			5,246,954	5,334,740	5,298,050	5,353,118
Payables for Acquisition of Assets and Rights (2)			62,560	39,217	62,560	39,217
Reserve for Legal and Administrative Proceedings -Responsibility of Former Controlling Stockholders (Note 21.i)			9,162	13,311	9,162	13,311
Accrued Liabilities
Personnel Expenses			938,566	1,219,567	1,004,438	1,311,058
Administrative Expenses			207,228	186,300	253,307	233,105
Others Payments			183,528	177,992	269,579	210,597
Creditors for Unreleased Funds			643,568	615,274	643,568	615,274
Payables for Provision of Payment Services			146,400	176,583	146,400	176,583
Suppliers			194,309	209,690	386,327	283,470
Others			1,513,344	1,826,094	1,925,466	2,206,336
Total			24,169,988	26,514,898	26,856,183	28,993,744
Current			18,018,295	19,062,002	20,272,108	21,254,301
Long-term			6,151,693	7,452,896	6,584,075	7,739,443
(1) Includes adjustments of plan benefits to employees (adoption new version of CPC 33), as mentioned in Note 3.l.
(2) Refers basically to export note loan operations in the amount of R$43,679 (12/31/2012 - R$20,435).

21. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and Consolidated, on March 31, 2013 and December 31,2012 no contingent assets were accounted. (Note 3.n).

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

				Bank		Consolidated
			03/31/2013	12/31/2012	03/31/2013	12/31/2012
Reserve for Tax Contingencies and Legal Obligations (Note 18)			10,199,795	9,636,920	12,463,923	11,781,786
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 20)			3,814,444	4,019,530	4,018,426	4,229,931
Labor			2,333,678	2,538,878	2,402,149	2,612,378
Civil			1,480,766	1,480,652	1,616,277	1,617,553
Total			14,014,239	13,656,450	16,482,349	16,011,717

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 to			01/01 to
			03/31/2013			03/31/2012
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning of the Period	9,636,920	2,538,878	1,480,652	7,766,647	3,261,334	1,365,778
Recognition Net of Reversal (1)	453,236	34,547	140,028	434,425	178,031	114,888
Inflation Adjustment	134,539	51,368	29,413	159,433	64,287	28,887
Write-offs Due to Payment (2)	(24,900)	(291,115)	(169,327)	(9,315)	(505,249)	(77,187)
Others	-	-	-	(15,096)	-	-
Balance at End of the Period	10,199,795	2,333,678	1,480,766	8,336,094	2,998,403	1,432,366
Escrow Deposits - Other Receivables	845,114	619,515	106,584	837,720	807,421	130,045
Escrow Deposits - Securities	22,792	40,537	4,338	24,097	59,475	5,095
Total Escrow Deposits (3)	867,906	660,052	110,922	861,817	866,896	135,140

						Consolidated
			01/01 to			01/01 to
			03/31/2013			03/31/2012
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning of the Period	11,781,786	2,612,378	1,617,553	9,742,170	3,337,704	1,468,490
Recognition Net of Reversal (1)	546,994	37,863	170,492	517,119	202,353	141,423
Inflation Adjustment	160,933	53,295	32,717	199,556	66,431	32,006
Write-offs Due to Payment (2)	(25,783)	(301,387)	(204,485)	(9,401)	(534,808)	(96,241)
Others	(7)	-	-	(15,096)	-	-
Balance at End of the Period	12,463,923	2,402,149	1,616,277	10,434,348	3,071,680	1,545,678
Escrow Deposits - Other Receivables	1,934,623	637,421	116,217	1,638,904	832,358	157,873
Escrow Deposits - Securities	23,178	40,537	4,338	30,488	59,475	5,095
Total Escrow Deposits (3)	1,957,801	677,958	120,555	1,669,392	891,833	162,968

(1)Tax risks include the constitutions of tax provisions related to judicial and administrative proceedings and legal obligations, recorded tax expenses, other operating income and other operating expenses IR and CSLL.

(2) In 2012, includes payments for labor, regarding the Bank's initiative to accelerate the agreements in order to reduce the volume of open cases. Parallel to this, Banco Santander has acted strongly in the prevention of labor disputes, with improvements in controls journey governance in outsourcing, among other measures.

(3) Refers to the values of escrow deposits, limited to the amount of the provision for contingency and don't include the escrow deposit, for possible contingencies and / or remote and appeal deposits.

d) Provisions for contingent civil, labor, tax and social security

Banco Santander and its subsidiaries are involved in litigation and administrative tax, labor and civil proceedings arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity and history of actions and evaluation of successful businesses based on the opinions of internal and external legal advisors. The Banco Santander has the policy is to accrue the full amount of stock whose valuation is probable. The legal obligation statutory tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

e) Lawsuits and administrative tax and social security

The main legal and administrative proceedings related to legal obligations, tax and social security, recorded in provision for tax and legal obligations and possible losses, are described below:

PIS and Cofins - R$8,288,133 Bank and R$9,270,985 Consolidated (12/31/2012 - R$7,836,446 Bank and R$8,753,673 Consolidated): The Bank Santander and its companies filed lawsuits seeking to invalidate the provisions of Law 9.718/1998, pursuant to which PIS and Cofins taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by recent Supreme Court (STF) decisions for nonfinancial institutions, PIS and Cofins were levied only on revenues from services and sale of goods.

Increase in CSLL Tax Rate - R$517,055 Bank and R$1,269,641 Consolidated (12/31/2012 - R$448,624 in the Bank and R$1,160,184 in the Consolidated): The Banco Santander and its companies filed lawsuits for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, subsequently codified into Law 11.727/2008. Financial institutions were formerly subject to a CSLL tax rate of 9%; however, Law 11.727/2008 established a 15% CSLL tax rate as from April 2008. Judicial proceedings are pending judgment.

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security discussions, which are classified based on the opinion of legal counsel as probable loss.

The matters in dispute refer to the following:

CSLL - Equal Tax Treatment - R$3,534 Bank and R$51.531 Consolidated (12/31/2012 - R$3,519 Bank and R$50,667 Consolidated): The Banco Santander and its companies filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

Tax on Services for Financial Institutions (ISS) - R$459,568 Bank and R$478,641 Consolidated (12/31/2012 - R$425,204 Bank and R$442,946 Consolidated): The Banco Santander and its companies filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as the rendering of services.

Social Security Contribution (INSS) - R$307,490 Bank and R$327,339 Consolidated (12/31/2012 - R$330,090 Bank and R$349,855 Consolidated): The Banco Santander and its companies are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, have no nature of salary.

f) Lawsuits and Administrative Proceedings - Labor Contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are assessed individually, based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by legal counsel.

g) Lawsuits and Administrative Proceedings - Civil Contingencies

These contingencies are generally caused by: (1) Action with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) action deriving of financing agreements, (3) execution action; and (4) action indemnity by loss and damage. For civil actions considered common and similar in nature, provisions are recorded based on previous payments statistical average, and evaluating successful second legal evaluation. Provisions for other processes are determined individually according to the analysis applicable to the circumstances of each case.

The main processes classified as risk of loss likely are described below:

Lawsuits for Indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover actions with collective the deficient inflation adjustments in savings accounts and judicial deposits arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically.

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) decided against the bank’s. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

Moreover, there are precedents at the STF regarding the constitutionality of the norms that changed Brazil’s monetary standard. In April 14, 2010, in the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years. With this decision, a majority stake, as was proposed after the period of 5 years are likely to be rejected, reducing the values involved. Still, in October 2011 the STF decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence. The Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

h) Contingencies civil, labor, tax and security social classified as possible Loss Risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by legal counsels, as possible losses, which were not accounted for.

The shares tax classification with possible, loss included legal obligation, totaled R$8.6 billion, being main processes:

Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against former Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the evaluation of legal counsel, the tax treatment was adequate. Santander DTVM succeeded in the second instance in its proceeding before the Board of Tax Appeals (CARF), however this decision was reformed and a new appeal was introduced, which is subject to assessment. The Banco Santander was found liable for the tax assessment. Both decisions were appealed by the respective losing parties and the proceedings are pending final judgment of the respective appeals in a non-appealable proceeding before CARF. As of March 31, 2013 amounts related to these claims are approximately R$589 million each.

IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees -The Federal Revenue Service of Brazil issued infraction notices against Banco Santander with respect to the collection of IRPJ and CSLL taxes for tax years 2002 to 2006 on amounts reimbursed by the previous controlling shareholder of successful banking institutions by Banco Santander as reimbursement obligations for payments made by the Bank and its controlled entities with liabilities arising from the activities carried out by these institutions when the previous controlling shareholder still maintained control of such group.

The Federal Revenue Service deemed the amounts to be “taxable income” rather than reimbursements. In November 2011, the CARF dismissed the administrative proceeding in respect to the base period of 2002, fully canceling the record of infraction and was terminated in February 2012 during the term of the appeal. In relation to the period 2004, we had new decision favorable to CARF, which can still be appealed. Proceedings related to tax years 2003 to 2006 are ongoing and as of March 31, 2013 amounts related to this period are approximately R$142 million.

Credit Losses - The Banco Santander its companies challenged the tax assessments issued by the Federal Revenue Services claiming improper deduction of losses on loans on Income Tax of Legal Entities (IRPJ) and CSLL bases for allegedly failing to met the relevant requirements under applicable law. As of March 31, 2013 the amount related to this challenge is approximately R$512 million.

CSLL - Anteriority - Lawsuit regarding the difference from CSLL tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. On July 2012 the lawsuit was a final favorable decision.

INSS on Profits or Results (PLR) - The Banco Santander and the subsidiaries are involved in administrative and judicial proceedings arising from infraction notices with respect to the collection of social security contribution on profit sharing payments. The tax authorities claim that payments by us were not made in accordance with law. The Bank appealed against these charges, since consider the tax treatment to be appropriate based on applicable law and the nature of the payments. As of March 31, 2013 amounts related to these proceedings totaled approximately R$331 million.

IRPJ and CSLL - Capital gain - The Federal Revenue Service of Brazil issued infraction notices against Zurich Santander Brasil Seguros e Previdência S.A. successor company (AAB Dois Par) charging income Tax and Social Contribution related base year 2005, claiming that capital gain in sale shares of Real Seguros S.A e Real Vida Previdência S.A. by AAB Dois Par should be taxed an rate of 34% instead 15%. The assessment was contested administratively based on understanding tax treatment adopted the transaction was in compliance and capital gain was taxed properly.We partially favorable decision in CARF for give voluntary part appeal to delete the fine craft and interest on this fine. This decision may be appealed. The Bank Santander is responsible for any adverse outcome in this process as Controlling Stockholders Zurich Santander Brasil Seguros e Previdência S.A. On March, 31, 2013, the value was approximately R$225 million.

The labor claims with classification of possible loss totaled R$0.5 billion, excluding the process below:

Semiannual Bonus or PLR - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired by May 22, 1975, filed by Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the STF. The Regimental Appeal is an internal appeal filed in the STF itself, in order to refer the monocratic decision to a group of five ministers. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss totaled R$0.7 billion.

i) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to actions of tax, labor and civil, in the amounts R$824,957 R$5,716 and R$3,446 (12/31/2012 - R$814,160, R$10,078 and R$3,233) in the Bank and R$992,502, R$5,716 and R$3,446 (12/31/2012 - R$978,083, R$10,078 and R$3,233) in the Consolidated ,respectively, recorded in other liabilities - tax and social security contributions (Note 18) and other liabilities - others (Note 20) the responsibility of the former controlling banks and acquired companies. Based on contracts signed, these actions have guaranteed reimbursement for part of former controllers, whose respective duties were recorded in other receivables - others (Note 12).

22. Stockholders’ Equity

a) Capital

According to the bylaws, Banco Santander's capital may be increased to the limit of authorized capital, regardless of statutory, by resolution of the Board of Directors and through the issuance of up to 500 billion new shares, within the limits legally established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of stockholders.

The paid-in capital is represented as follows:

						Shares in Thousands
			03/31/2013			12/31/2012
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	18,912,057	18,598,161	37,510,218	18,079,891	17,841,646	35,921,537
Foreign Residents	193,929,675	167,604,224	361,533,899	194,761,841	168,360,739	363,122,580
Total	212,841,732	186,202,385	399,044,117	212,841,732	186,202,385	399,044,117
(-) Treasury Shares	(513,305)	(466,641)	(979,946)	(568,882)	(517,166)	(1,086,048)
Total Outstanding	212,328,427	185,735,744	398,064,171	212,272,850	185,685,219	397,958,069

b) Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividends have been and continue to be calculated and paid in accordance with the Corporations Act.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully allocated to mandatory dividends.

						03/31/2013
		In Thousands		Brazilian Reais per Thousand Shares/Units
		of Brazilian Reais		Common	Preferred	Units
Interest on Capital (1) (2)			300,000	0.7200	0.7921	79.2055
Total Accumulated as of March 31, 2013			300,000
(1) Established by the Board of Directors in March 2013, common shares - R$0.6120, preferred shares - R$0.6732 and Units - R$67.3247, net of taxes.
(2) The amounts of interest on capital will be allocated entirely to the mandatory distribution of income for the year 2013 and will be paid from August 29, 2013, without any compensation to monetary.

				03/31/2012
	In Thousands	Brazilian Reais per Thousand Shares/Units
	of Brazilian Reais	Common	Preferred	Units
Interest on Capital (1) (2)	400,000	0.9600	1.0560	105.6001
Total Accumulated as of March 31, 2012	400,000
(1) Established by the Board of Directors in March 2012, common shares - R$0.8160, preferred shares - R$0.8976 and Units - R$89.7600, net of taxes.
(2) The amounts of interest on capital were allocated entirely to the mandatory distribution of income for the year 2012 and were paid on August 29, 2012, without any compensation to monetary.

c) Dividend Equalization Reserve

After the allocation of dividends, the balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be aimed the reserve for dividend equalization, which will be limited to 50% of the share capital. This reserve is intended to guarantee funds for the payment of dividends, including in the form of interest on capital, or interim, to maintain the flow of compensation to shareholders.

d) Treasury Shares

At the meeting held on August 24, 2012, the Board of Directors decided to approve the renewal, for one more year, the buyback program certificate of deposit of shares (Units) or American Depositary Receipts (“ADRs”) issued by the Bank ("Repurchase Program")approved on August 24, 2011 up to August 24, 2013.

The new Buyback Program aims to: (1) maximize value creations for shareholders through efficient management of capital structure; (2) facilitate the payment of management, managerial employees and other employees of the Bank and companies under its control, in line with the Resolution of the National Monetary Council No. 3921, of November 25, 2010, pursuant to the Plan of Long-Term Incentive and (3) facilitate the management of risk arising the services rendered, by the Bank, of market maker in Brazil of certain index funds, where the Units are included in the theoretical portfolio of reference such funds in accordance with applicable rules. Part of the Units repurchased will be used by the Bank to hedge against price fluctuation of securities that make up the benchmark, and should be bought and sold in accordance with the risk management policy of the Bank.

The Buyback Program will cover the procurement of over to 57,006,302 Units, representing 3,135,346,633 common shares and 2,850,315,121 preferred shares, or ADRs (American Depositary Receipts) by the Bank, or by its Cayman branch, corresponding, on July 31, 2012, approximately 1.5% of the total share capital of the Bank, the same percentage of the previous program.

In 2013 they were acquired 885,200 Units and 1,895,702 Units paid by way of Bonus Incentive Plan and the Long Term - Local. The accumulated balance of treasury shares on March 31, 2013 is 7,599,916 Units (12/31/2012 - 8,610,418), amounting to R$117,549 (12/31/2012 - R$134,371). The minimum, weighted average and maximum cost per Unit is, respectively, R$13.80, R$16.41 and R$18.52. In 2011 was acquired and hold in treasury 1,732,900 ADRs, amounts R$35,664 (12/31/2012 - R$36,191). The minimum cost, weighted average and maximum price per ADR is US$10.21. The market value of these shares on March 31, 2013 was R$14.61 per Unit and US$7.26 per ADR.

Additionally, in the first quarter of 2013, treasury shares were traded, refer to the services of a ("market maker") that resulted in a loss of R$749 (December 31, 2012 - loss of R$41) recorded directly in stockholders'equity in capital reserves.

e) Consolidated Stockholders’ Equity - Unrealized Results

The consolidated stockholders’ equity is reduced mainly to unrealized of R$6,869 (12/31/2012 - R$35,081). On the first quarter of 2013, were realized results amounting of R$158,956 (2012 - R$860).

23. Operational Ratios

Financial institutions are required to maintain Regulatory Capital consistent with their risk activities, higher to the minimum of 11% of Required Capital represented by the sum of all credit risk, market risk and operational risk. In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. These rules will be repealed by Resolution 4.192/2013 which will take effect from 1st October 2013. This resolution states that the composition of the Reference Assets is done through equity, subordinated debt, hybrid capital instruments. Index is calculated on a consolidated basis, as shown below:

			Financial Consolidated (1)
			03/31/2013	12/31/2012
Tier I Regulatory Capital			63,242,410	65,213,301
Tier II Regulatory Capital			4,474,643	5,069,813
Regulatory Capital (Tier I and II)			67,717,053	70,283,114
Required Regulatory Capital			34,681,206	37,131,442
Portion of Credit Risk (2)			30,720,331	32,409,974
Market Risk Portions (3)			2,231,638	2,951,238
Operational Risk Portion			1,729,237	1,770,230
Basel II Ratio (4)			21.5	20.8
(1) Amounts calculated based on the consolidated information provided by the financial institutions (Financial Conglomerate).

(2) For calculate the capital allocation for credit risk were considered modifications and inclusions of Bacen Circular 3,644 of March 4, 2013, which revoked Circular 3.563/2011 Bank. The main changes were in line of credit loans, with the change in weight depending on the amount financed (LTV), payroll loans with change in weight of 300% to 150% and the segregation of the weighting of 75% for large companies and other wallets with change of billing.

(3) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of commodities (PCOM), the price of shares classified as trading portfolios (PACS), and portions for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

(4) Excluding the effect of goodwill on the merger of shares in Banco ABN AMRO Real S.A. (Banco Real) and AAB Dois Par, the Basel ratio is 18.4% (12/31/2012 - 17.7%).

Banco Santander, quarterly disclose information relating to risk management and Required Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br/ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of regulatory capital, as per prevailing regulation. On March 31, 2013 and December 31, 2012, Banco Santander classifies for said index.

24. Related Parties

a) Key Management Personnel Compensation

The Meeting of the Board of Directors of the Bank held on February 27, 2013, approved as favorable recommendation of the Compensation Committee and Nominating the proposed overall management compensation (Board of Directors and Executive Board) for the year 2013 in the amount of R$300,000, covering the fixed, variable and equity-based and other benefits. The proposed is subject of deliberation at the Annual General Meeting (AGO) to be held on April 29, 2013.

The Banco Santander, likewise Banco Santander Spain and other companies controlled by Santander Group, develops long-term compensation programs linked to shares' market value, according to the accomplishment of some goals (Note 33.e).

The table below shows the salary of Board of Directors and Executive Board:

	01/01 to 03/31/2013	01/01 to 03/31/2012
Fixed Compensation	10,452	11,468
Variable Compensation	28,291	26,340
Others	2,406	2,759
Total Short-Term Benefits	41,149	40,567
Shares Based Payments (1)	6,150	9,936
Total Long-Term Benefits	6,150	9,936
Total (2)	47,299	50,503
(1) On October 25, 2011, the Bank launched a new plan for shares based compensation for executives (Note 33.e) in line with the National Monetary Council Resolution 3.921/2010.

(2) Refers to the amount paid by Banco Santander to their Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander. In the first quarter of 2013 were paid to the Directors of Santander Asset Brazil the amount of R$1,029 (2012 - R$1,010)excluding charges.

Additionally, in the first quarter of 2013, charges were collected on management compensation in the amount of R$9,454 (2012 - R$10,759).

b) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

c) Lending Operations

Under current legislation, loans or advances are not granted to:

I - officers, members of Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;

III - legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares) on march 31, 2013 and december 31, 2012:

	03/31/2013
	Common Shares		Preferred Shares		Total
Stockholders'	Quantity	(%)	Quantity	(%)	Quantity	(%)
	(In Thousand of Shares, Except Percentages)
Grupo Empresarial Santander, S.L. (GES) (1)	61,606,700	29.0%	51,386,053	27.7%	112,992,753	28.4%
Sterrebeeck B.V.(1)	99,527,083	46.9%	86,492,330	46.6%	186,019,413	46.7%
Santander Insurance Holding, S.L. (SIH) (1)	206,664	0.1%	-	0.0%	206,664	0.1%
Employees	183,049	0.1%	167,520	0.1%	350,569	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	50,804,931	23.9%	47,689,841	25.6%	98,494,772	24.7%
Total	212,328,427	100.0%	185,735,744	100.0%	398,064,171	100.0%

	12/31/2012
	Common Shares		Preferred Shares		Total
Stockholders'	Quantity	(%)	Quantity	(%)	Quantity	(%)
	(In Thousand of Shares, Except Percentages)
GES (1)	61,606,700	29.0%	51,386,053	27.7%	112,992,753	28.4%
Sterrebeeck B.V. (1)	99,527,083	46.9%	86,492,330	46.6%	186,019,413	46.7%
SIH (1)	206,664	0.1%	-	0.0%	206,664	0.1%
Employees	173,703	0.1%	159,213	0.1%	332,916	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	50,758,700	23.9%	47,647,623	25.6%	98,406,323	24.7%
Total	212,272,850	100.0%	185,685,219	100.0%	397,958,069	100.0%
(1) Companies of the Santander Spain Group.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

According to Incorporate Strategic Partner in Brazil and Latin America.

On October 28, 2010 Santander Spain and Qatar Holding Luxembourg S.à rl II (QHL) signed a contract in terms of the Acquisition of Convertible Bonds, regarding the subscription and payment by QHL the amount of US$2,718.8 million in bonds issued by Banco Santander Spain. These securities are mandatorily exchangeable for shares of Banco Santander and amount to 5.00024% of its capital. These shares are paid an interest rate of 6.75% p.a. in dollars and mature by October 29, 2013.

This investment reflects the inclusion of QHL as a strategic partner of Group Santander Espanha in Brazil and in the remaining of Latin America. This operation allows Banco Santander to advance in its commitment of 25% of capital free float. On December 31, 2012, except for convertible bonds, the QHL does not own, directly or indirectly, any shares, warrants, subscription rights or options over the share capital of Banco Santander.

Banco Santander Spain’s ADRs Sales and Free Float Increase

On March 22, 2012 Banco Santander Spain informed to Banco Santander that, in fulfillment of CVM Instruction 358/2002, and in accordance to the commitment of reaching the free-float of 25% of the capital stock of Banco Santander, it reduced its interest in the capital stock of Banco Santander in 5.76%, which resulted in the increase of the free-float of the Company to 24.12% at the moment. Such reduction of 5.76% (5.66% of common shares and 5.88% of preferred shares) was results from the following transactions: (i) the transfer of 4.41% of Banco Santander’s capital stock carried out in January 2012, (ii) the sale of 0.58% of the capital stock of Banco Santander carried out until March 22, 2011, and (iii) the transfer of 0.77% of Banco Santander´s capital stock carried out on March 22, 2012 to a third party, which shall deliver such interest to the investors of the exchangeable bonds issued by Banco Santander Spain in October, 2010, on maturity and as provided in such bonds.

Extension of Time to Reach the Minimum Percentage of Outstanding Shares (Free Float) of 25%

On October 9, 2012, Banco Santander informed the market, that the BM&FBovespa, had granted its request, and that of its controlling shareholders, to extend the time the needed to achieve a minimum free float of 25% to October 7, 2013, extendale for a further year under certain conditions.

As reported by the controlling shareholder, the Bank intends to achieve the difference between the current percentage and percentage of outstanding shares and the required minimum, through the sale or delivery of shares issued through private trades with certain qualified investors in the Brazilian market or abroad (including in the form of ADRs) and/or though issuance of new shares.

e) Related-Party Transactions

Santander has a documented policy relating to related-party transactions approved by the Board of Directors, which is intended to ensure that all transactions covered by the policy are conducted based on the interests of Banco Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The operations and remuneration of services with related parties are made in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and involve no greater risk than the normal billing or have other disadvantages.

The main transactions and balance are as follows:

			Bank
	Assets (Liabilities)		Income (Expenses)
			01/01 to	01/01 to
	03/31/2013	12/31/2012	03/31/2013	03/31/2012
Cash	167,281	81,342	-	-
Banco Santander Espanha (3)	165,622	80,152	-	-
Banco Santander México (5)	1,315	1,139	-	-
Diversos	344	51	-	-
Interbank Investments	37,316,250	38,262,832	673,540	1,040,878
Aymoré CFI (5)	27,696,672	29,258,507	656,813	1,024,056
Banco Santander Espanha (1) (3)	9,088,408	7,939,110	3,249	1,575
CFI RCI Brasil (6)	531,170	1,065,215	13,447	15,247
Others	-	-	31	-
Securities	36,351,840	35,767,196	584,644	811,133
Santander Leasing (5)	36,351,840	35,767,196	584,644	811,133
Derivatives Financial Instruments - Net	(374,358)	(755,678)	191,740	(58,659)
Santander Benelux, S.A., N.V. (Santander Benelux) (6)	(146,178)	(399,110)	140,948	(4,309)
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana) (4)	(201,461)	(275,310)	12,268	(15,512)
Abbey National Treasury Services Plc (Abbey National Treasury) (5)	(49,411)	(68,552)	16,120	(10,754)
Banco Santander Espanha (3)	22,158	(13,316)	(2,549)	(28,319)
Others	534	610	24,953	235
Credit Operations	513,426	508,714	925	202
Cibrasec	513,426	508,714	925	202
Dividends and Bonuses Receivables	9,539	50,814	125,260	41,525
Santander Brasil Asset (4)	-	-	-	2,640
Banco Bandepe (4)	-	-	36,900	35,000
Santander Leasing (4)	-	-	84,860	-
CFI RCI Brasil (6)	9,539	21,407	-	-
Sancap (4)	-	27,757	-	-
Others	-	1,650	3,500	3,885
Trading Account	301,768	489,795	1,147	93
Santander Benelux (5)	50,083	317,233	98	86
Abbey National Treasury (5)	24,770	34,024	12	3
Banco Santander Espanha (3)	226,915	138,538	1,037	4
Foreign Exchange Portfolio - Net	(245,905)	(132,647)	(59,110)	29,837
Banco Santander Espanha (3)	(245,905)	(132,647)	(59,110)	29,837
Receivables from Affiliates	421,972	224,166	163,597	141,721
Zurich Santander Brasil Seguros e Previdência S.A. (7)	324,896	134,046	-	47
Santander Capitalização (4)	23,744	14,675	50,993	48,535
Zurich Santander Brasil Seguros S.A. (7)	73,332	75,445	-	-
Aymoré CFI (4)	-	-	72,392	59,486
Banco Santander Espanha (3)	-	-	60	6
Santander Leasing (4)	-	-	13,267	18,924
Others	-	-	26,885	14,723
Other Receivables - Other	163,132	183,243	2,344	3,094

			Bank
	Assets (Liabilities)		Income (Expenses)
			01/01 to	01/01 to
	03/31/2013	12/31/2012	03/31/2013	03/31/2012
Brazil Foreign Diversified Payment Rights Finance Company (Brazil Foreign) (4)	159,942	164,698	-	-
Banco Santander Espanha (3)	1,580	17,032	-	278
CFI RCI Brasil (6)	-	-	526	1,225
Santander Capitalização (4)	1,505	1,407	844	832
Others	105	106	974	759
Deposits	(22,063,655)	(32,629,597)	(463,859)	(1,246,364)
Santander Leasing (4)	(19,117,404)	(28,326,282)	(411,986)	(880,669)
Banco Santander Espanha (3)	(2,378)	(4,887)	-	(3,760)
Aymoré CFI (4)	(1,335,117)	(2,932,218)	(27,975)	(335,158)
Banco Bandepe (4)	(879,823)	(721,166)	(14,179)	(22,539)
Zurich Santander Brasil Seguros e Previdência S.A. (7)	(40,966)	(29,190)	-	-
Fundo de Investimento Santillana (4)	(243,219)	(239,067)	(3,889)	(166)
Sancap (5)	(151,442)	(517)	(968)	-
Others	(293,306)	(376,270)	(4,862)	(4,072)
Repurchase Commitments	(13,270,321)	(7,125,118)	(163,585)	(59,715)
Fundo de Investimento Santillana (4)	-	-	-	(1,922)
Santander Brasil Advisory (4)	(11,500)	(11,810)	(190)	(1,045)
Webmotors S.A. (4)	(35,929)	(44,730)	(637)	(1,128)
Santander Brasil Consórcio (4)	(78,704)	(97,676)	(1,796)	(4,170)
Isban Brasil S.A. (5)	(30,452)	-	(15)	(1,875)
Produban Informática S.A. (5)	(14,174)	-	(16)	(868)
Santander Fundo de Investimento Financial Renda Fixa (4)	(6,466,413)	(6,342,285)	(104,724)	(12,992)
Santander Leasing (4)	(6,115,254)	-	(45,956)	(24,745)
Bandepe (4)	(143,259)	(133,309)	(2,434)	-
Santander CCVM (4)	(98,451)	(185,653)	(3,239)	(3,651)
Santander Participações (4)	(164,377)	(293,404)	(3,982)	(2,728)
Santander Fundo de Investimento SBAC Referenciado (4)	(99,243)	-	(197)	-
Others	(12,565)	(16,251)	(399)	(4,591)
Borrowings and Onlendings	(711,801)	(161,698)	(5,112)	(72,644)
Banco Santander Espanha (2) (3)	(120,439)	(156,063)	(5,112)	(72,620)
Banco Santander S.A. (Uruguay) (5)	(14,477)	(5,239)	-	-
Santander Brasil EFC (4)	(576,539)	-	-	-
Others	(346)	(396)	-	(24)
Dividends and Bonuses Payables	(163,416)	(766,086)	-	-
Sterrebeeck B.V. (3)	(119,146)	(529,278)	-	-
GES (5)	(44,144)	(236,246)	-	-
Others	(126)	(562)	-	-
Payables from Affiliates	(6,074)	(8,772)	(8,324)	(75,719)
Produban Servicios Informáticos Generales, S.L. (Produban Servicios) (5)	-	-	-	(5,140)
Isban Brasil S.A. (5)	-	-	-	(21,739)
Produban Informática S.A. (5)	-	-	-	(35,231)
Microcrédito (4)	(2,891)	(3,006)	(7,834)	(7,703)
Banco Santander Espanha (3)	(3,075)	(2,137)	(101)	(73)
Zurich Santander Brasil Seguros e Previdência S.A. (7)	(32)	(32)	-	(62)
Others	(76)	(3,597)	(389)	(5,771)
Donations	-	-	(6,677)	(10,708)

			Bank
	Assets (Liabilities)		Income (Expenses)
			01/01 to	01/01 to
	03/31/2013	12/31/2012	03/31/2013	03/31/2012
Santander Cultural	-	-	(637)	(1,704)
Fundação Sudameris	-	-	(6,000)	(6,000)
Fundação Santander	-	-	-	(3,004)
Instituto Escola Brasil	-	-	(40)	-
Other Payables - Other	(2,058,051)	(2,246,737)	(63,919)	(65,253)
Banco Santander Espanha (3)	(1,354)	(1,321)	(13,723)	(12,300)
Brazil Foreign (4)	(2,055,585)	(2,236,089)	(14,299)	(14,016)
TECBAN - Tecnologia Bancaria Brasil (5)	-	-	(26,830)	(24,754)
Ingenieria de Software Bancário, S.L. (Ingeniería) (5)	-	-	(5,156)	(3,715)
Produban Servicios (5)	-	-	(2,456)	(604)
Zurich Santander Brasil Seguros e Previdência S.A. (7)	-	-	-	(2,810)
Others	(1,112)	(9,327)	(1,455)	(7,054)

				Consolidated
	Assets (Liabilities)		Income (Expenses)
			01/01 to	01/01 to
	03/31/2013	12/31/2012	03/31/2013	03/31/2012
Cash	168,175	84,217	-	-
Banco Santander Espanha (3)	166,516	83,027	-	-
Banco Santander Totta, S.A. (5)	1,315	1,139	-	-
Diversos	344	51	-	-
Interbank Investments	9,955,621	9,445,842	3,500	1,575
Banco Santander Espanha (3) (8)	9,955,621	9,445,842	3,500	1,575
Derivatives Financial Instruments - Net	(383,398)	(745,616)	163,621	(58,894)
Santander Benelux (5)	(146,178)	(399,110)	140,948	(4,309)
Fundo de Investimento Santillana (4)	(201,461)	(275,310)	12,268	(15,512)
Abbey National Treasury (5)	(49,411)	(68,552)	16,120	(10,754)
Banco Santander Espanha (3)	13,652	(2,644)	(5,715)	(28,319)
Trading Account	301,768	489,795	1,147	93
Banco Santander Espanha (3)	226,915	138,538	1,037	4
Santander Benelux (5)	50,083	317,233	98	86
Abbey National Treasury (5)	24,770	34,024	12	3
Foreign Exchange Portfolio - Net	(245,905)	(132,647)	(59,110)	29,837
Banco Santander Espanha (3)	(245,905)	(132,647)	(59,110)	29,837
Receivables from Affiliates	399,631	210,330	21,803	21,454
Banco Santander Espanha (3)	-	-	1,715	6
Isban Brasil S.A. (5)	-	-	165	165
Zurich Santander Brasil Seguros e Previdência S.A. (7)	326,300	134,885	11,721	15,043
Zurich Santander Brasil Seguros S.A. (7)	73,331	75,445	7,810	6,233
Others	-	-	392	7
Other Receivables - Other	1,740	32,656	23,310	26,455
Banco Santander Espanha (3)	1,580	15,526	-	278
Zurich Santander Brasil Seguros e Previdência S.A. (7)	99	17,068	23,248	25,707
Others	61	62	62	470
Deposits	(316,334)	(430,670)	(5,494)	(4,066)
Banco Santander Espanha (3)	(2,378)	(14,782)	-	(3,760)
Zurich Santander Brasil Seguros S.A. (7)	(2,460)	-	-	-
Zurich Santander Brasil Seguros e Previdência S.A. (7)	(40,966)	(29,190)	-	-
Isban Brasil S.A. (5)	(1,667)	(98,324)	(990)	(30)
Fundo de Investimento Santillana (4)	(243,219)	(239,067)	(3,889)	(166)
Others	(25,644)	(49,307)	(615)	(110)

				Consolidated
	Assets (Liabilities)		Income (Expenses)
			01/01 to	01/01 to
	03/31/2013	12/31/2012	03/31/2013	03/31/2012
Repurchase Commitments	(44,986)	-	(32)	(4,957)
Fundo de Investimento Santillana (4)	-	-	-	(1,922)
Produban Informática S.A. (5)	(14,174)	-	(16)	(868)
Isban Brasil S.A. (5)	(30,452)	-	(15)	(1,875)
REB - Empreendimentos e Administradora de Bens - REB	-	-	-	(272)
Others	(360)	-	(1)	(20)
Borrowings and Onlendings	(135,262)	(161,698)	(5,112)	(72,644)
Banco Santander Espanha (2) (3)	(120,439)	(156,063)	(5,112)	(72,620)
Others	(14,823)	(5,635)	-	(24)
Dividends and Bonuses Payables	(163,416)	(766,086)	-	-
Sterrebeeck B.V. (3)	(119,146)	(529,278)	-	-
GES (5)	(44,144)	(236,246)	-	-
Others	(126)	(562)	-	-
Payables from Affiliates	(3,230)	(2,255)	(3,908)	(72,290)
Banco Santander Espanha (3)	(3,198)	(2,223)	(146)	(73)
Produban Servicios (5)	-	-	-	(5,140)
Isban Brasil S.A. (5)	-	-	-	(21,739)
Produban Informática S.A. (5)	-	-	-	(35,231)
Others	(32)	(32)	(3,762)	(10,107)
Donations	-	-	(8,558)	(10,708)
Santander Cultural	-	-	(2,518)	(1,704)
Fundação Sudameris	-	-	(6,000)	(6,000)
Fundação Santander	-	-	-	(3,004)
Instituto Escola Brasil	-	-	(40)	-
Other Payables - Other	(16,826)	(26,295)	(54,097)	(57,705)
Banco Santander Espanha (3)	(1,354)	(1,321)	(13,723)	(12,300)
Ingeniería (5)	-	-	(5,437)	(3,715)
Produban Servicios (5)	-	-	(2,550)	(604)
Zurich Santander Brasil Seguros e Previdência S.A. (7)	(14,526)	(24,047)	(4,110)	(9,007)
Zurich Santander Brasil Seguros S.A. (7)	(930)	(872)	14	(271)
Aquanima Brasil Ltda. (6)	-	-	-	(5,375)
TECBAN - Tecnologia Bancaria Brasil (5)	-	-	(26,830)	(24,754)
Others	(16)	(55)	(1,461)	(1,679)

(1) On March 31, 2013, refers to raising funds through foreign operations transfers with maturity up to April 1, 2013 and interest rates of 0.2% p.a. maintained by the Bank's Grand Cayman Branch, near the branch of Banco Santander Spain (New York).

(2) On March 31, 2013, refers to raising funds through foreign operations transfers with maturity up to April 1, 2013 and interest rates of 0.2% p.a. and 0.1% p.a. maintained by the Bank's Grand Cayman Branch and subsidiary Santander Brasil EFC, near the branch of Banco Santander Spain (New York).

(3) Controller.
(4) Controlled.
(5) Controlled by Banco Santander Espanha.
(6) Jointly Controlled - Banco Santander.
(7) Jointly Controlled - Banco Santander Espanha.

(8) On March 31, 2013, refers to investments in foreign currency (applications overnight): applications of Bank's Grand Cayman Branch, near the branch of Banco Santander Spain (New York) maturing on April 1, 2013 and interest 0.2% p.a. and applications of subsidiary Santander Brasil EFC with Banco Santander Spain maturing on April 1, 2013 and interest of 0.1% p.a.

25. Income from Services Rendered and Banking Fees

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2013	03/31/2012	03/31/2013	03/31/2012
Asset Management	232,298	272,958	280,874	326,931
Checking Account Services	416,525	395,210	414,844	392,998
Lending Operations	125,058	139,683	199,155	272,103
Insurance Fees	539,385	460,388	532,919	459,747
Credit Cards (Debit and Credit) and Acquiring Services	755,307	610,747	842,982	645,994
Collection	188,175	171,175	188,175	171,175
Brokerage, Custody and Placement of Securities	72,141	50,316	110,923	87,192
Others	82,535	64,347	129,226	117,247
Total	2,411,424	2,164,824	2,699,098	2,473,387

26. Personnel Expenses

		Bank		Consolidated
		01/01 to		01/01 to
	01/01 to	03/31/2012	01/01 to	03/31/2012
	03/31/2013	Adjusted	03/31/2013	Adjusted
Compensation	817,073	797,607	864,110	839,126
Charges	318,467	312,582	332,241	330,277
Benefits	273,227	252,125	287,644	267,209
Training	19,405	23,729	19,686	23,849
Others	3,517	3,822	3,622	3,914
Total	1,431,689	1,389,865	1,507,303	1,464,375

27. Other Administrative Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2013	03/31/2012	03/31/2013	03/31/2012
Depreciation and Amortization (1)	1,358,060	1,302,300	1,364,345	1,306,109
Outsourced and Specialized Services	458,799	476,947	535,324	522,288
Communications	150,376	146,543	154,828	149,591
Data Processing	299,957	304,816	304,585	307,156
Advertising, Promotions and Publicity	61,017	78,979	71,201	86,253
Rentals	174,532	146,006	175,142	146,766
Transportation and Travel	41,682	42,126	49,407	50,408
Financial System Services	71,967	59,013	78,709	63,636
Security and Money Transport	139,296	136,666	139,318	136,687
Asset Maintenance and Upkeep	45,575	47,249	45,878	47,723
Water, Electricity and Gas	44,564	44,836	44,637	44,893
Materials	23,031	27,314	23,538	27,734
Others	56,735	57,053	60,817	56,008
Total	2,925,591	2,869,848	3,047,729	2,945,252

(1) In the Bank and Consolidate, includes goodwill amortization of R$909,246 (2012 - R$909,246), held on time, length and proportion of the projected results which are subject to annual verification (Note 16).

28. Tax Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2013	03/31/2012	03/31/2013	03/31/2012
Cofins (Contribution for Social Security Financing)	387,133	413,088	466,061	473,943
ISS (Tax on Services)	84,989	80,894	100,292	99,911
PIS/Pasep (Tax on Revenue)	62,909	68,081	76,213	78,209
Others	134,195	168,731	149,422	193,503
Total	669,226	730,794	791,988	845,566

29. Other Operating Income

		Bank		Consolidated
		01/01 to		01/01 to
	01/01 to	03/31/2012	01/01 to	03/31/2012
	03/31/2013	Adjusted	03/31/2013	Adjusted
Net Income Capitalization	-	-	68,616	105,001
Monetary Adjustment of Escrow Deposits	57,729	76,519	75,121	99,559
Recovery of Charges and Expenses	157,216	146,306	113,517	101,626
Reversal of Operating Provisions	81,270	118,601	87,697	126,486
Monetary Variation	64,410	29,144	65,009	29,175
Result on Impairment of Assets	123	58	123	58
Others	62,081	52,041	90,884	69,829
Total	422,829	422,669	500,967	531,734

30. Other Operating Expenses

		Bank		Consolidated
		01/01 to		01/01 to
	01/01 to 03/31/2013	03/31/2012 Adjusted	01/01 to 03/31/2013	03/31/2012 Adjusted
Operating Provisions
Tax (Note 21.c)	49,198	35,700	60,268	47,896
Labor (Note 21.c)	34,547	178,031	37,863	202,662
Civil (Note 21.c)	140,028	114,888	170,492	141,423
Others	93,020	172,838	131,573	205,041
Credit Cards	430,272	332,326	480,318	356,653
Actuarial Losses - Pension Plan (Note 33.a)	90,436	53,504	90,436	53,504
Monetary Losses	34,906	3,577	34,933	3,614
Legal Fees and Costs	22,934	22,571	25,531	27,571
Serasa and SPC (Credit Reporting Agency)	21,934	14,864	23,898	17,589
Brokerage Fees	12,726	13,233	12,730	13,277
Commissions	23,571	19,614	31,140	22,843
Others	190,409	286,796	233,052	320,953
Total	1,143,981	1,247,942	1,332,234	1,413,026

31. Non-operating Result

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2013	03/31/2012	03/31/2013	03/31/2012
Result of Investments	-	14,016	-	24,492
Result on Sale of Other Assets	1,064	(610)	2,103	(3)
Reversal (Recognition) of Allowance for Losses on Other Assets	74,685	6,180	74,737	6,173
Expense on Assets Not in Use	(1,679)	(3,431)	(2,159)	(3,863)
Gains (Losses) of Capital	(1,164)	5,853	(1,239)	5,853
Other Income (Expenses)	13,035	9,785	13,478	10,293
Total	85,941	31,793	86,920	42,945

32. Income Tax and Social Contribution

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2013	03/31/2012	03/31/2013	03/31/2012
Income Before Taxes on Income and Profit Sharing	731,249	1,383,971	1,183,027	1,675,696
Profit Sharing (1)	(222,036)	(334,371)	(245,480)	(364,935)
Interest on Capital	(300,000)	(400,000)	(300,000)	(400,000)
Unrealized Gains	-	-	(848)	(273)
Income Before Taxes	209,213	649,600	636,699	910,488
Total Income and Social Contribution Tax at the Rates of 25% and 15%, Respectively	(83,685)	(259,840)	(254,680)	(364,195)
Equity in Subsidiaries (2)	58,119	145,976	87	154
Nondeductible Expenses, Net of Non-Taxable Income	500	15,372	8,625	24,133
Exchange Variation - Foreign Branches	(150,440)	(130,821)	(150,440)	(130,821)
Effect of Income and Social Contribution Taxes on Temporary Differences and tax loss for last year	112,840	43,954	112,840	43,954
Effects of Change in Rate of CSLL (3)	-	-	3,651	8,999
Other Adjustments, Including Profits Provided Abroad	3,816	1,590	(5,016)	2,820
Income and Social Contribution Taxes	(58,850)	(183,769)	(284,933)	(414,956)
(1) The basis of calculation is the net income, after IR and CSLL.
(2) As a result of equity in subsidiaries are not included interest on capital received and receivable.
(3) Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9%.

33. Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities and cash assistance for the purpose of granting pensions and supplementary pensions granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev - Fundo Banespa de Seguridade Social (Banesprev)

Plan I: defined benefit plan fully defrayed by Banco Santander, covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. Plan is closed to new entrants since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC, due to deficit in the plan. Plan is closed to new entrants since June 3, 2005.

Plan V: defined benefit plan fully defrayed by Banco Santander, covers employees hired until after May 22, 1975.

Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, this Plan effective January 1, 2000. Plan is closed to new entrants since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. Under this plan contributions are made by the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. Plan is closed to new entrants since July 23, 2010.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Plan I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and is in process of extinction since June 30, 1996.

Plan II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. Plan is closed to new entrants since March 10, 2010.

Plan III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contributing freely chosen by participants from 2% of salary contribution. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. Plan is closed to new entrants since March 10, 2010.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. Both plans are closed to new entrants.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): It´s a closed pension entity, which aims at setting up and implementation of benefit plans pension character, complementary to the general welfare, in the form of actual legislation. Have a plan designed in the form of defined contribution, with contributions made by sponsors and participants. it also has 10 cases of lifetime income with benefits arising from the previous plan.

Fundação América do Sul de Assistência e Seguridade Social (Fasass): Closed Pension entity that administered social security benefits in three planes, two on a Defined Benefit and a variable contribution, whose process of withdrawal of sponsorship, approved by Supplementary Pension Plan Secretariat (SPC), actual PREVIC - Superintendence of Pension Funds, were implemented in July 2009.

Additionally, Banco Santander and its subsidiaries are sponsors of the boxes assistance, supplemental retirement plan and pension employees, established under the defined benefit plan.

Determination of Liabilities (Assets) Net Actuarial

				Consolidated
				03/31/2013
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(18,978,236)	(340,074)	(415,087)	(1,273,782)
Fair Value of Plan Assets	15,768,430	551,391	3,221	1,560,096
	(3,209,806)	211,317	(411,866)	286,314
Being:
Superavit	296,462	211,317	-	286,314
Deficit	(3,506,268)	-	(411,866)	-
Actuarial Losses (Not Recognized):	(2,771,275)	-	(191,081)	-
Actuarial Gains (Not Recognized):	112,817	55,174	-	113,327
Balance Not Recognized as Asset	183,645	145,093	-	171,172
Net Actuarial Asset at December 31, 2012	-	11,050	-	1,815
Net Actuarial Liability at December 31, 2012	(734,993)	-	(220,785)	-
Payments Made	67,409	-	10,573	153
Revenues (Expenses) Recorded	(80,788)	(364)	(8,502)	(782)
Other Equity Valuation Adjustments	(2,432,445)	-	(191,081)	-
Net Actuarial Asset at March 31, 2013	-	11,035	-	1,815
Net Actuarial Liability at March 31, 2013	(3,180,817)	(349)	(409,795)	(629)

a.1) Defined Contribution Plan

Among the plans administered by the Closed Pension Fund Entities linked to Santander, the Retirement Plan of SantanderPrevi is the only structured as Defined Contribution and open to new members, with contributions shared between sponsors and plan participants. The appropriate values by the sponsors in the first quarter of 2013 was R$15,155 (2012 - R$13,038) in the Bank R$15,628 (2012 - R$13,286) consolidated.

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

SantanderPrevi’s Retirees: For the health care plan "Retirement SantanderPrevi" has lifelong nature and it is a closed group. In shutdown the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered continuity of health care plan where the employee bears 70% of the monthly and Bank subsidizes 30%. This rule lasted until Dec/2002 and after this period that the employee was off like status Retired Holandaprevi, bears 100% of the monthly health plan.

Former Employees of Banco Real (Retiree by Circulares): It granting entitlement to healthcare former employee of Banco Real, with lifetime benefit was granted in the same condition the active employee, in this case, with the same coverage and plan design.
Eligible only to plans Basic and standard first apartment, opting for apartment he takes the difference between the plans more co-participation in the Basic plan. Not allowed new additions of dependents. It has subsidizes of 90% of the plan.

Bandeprev’s Retirees: health care plan retirees of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which Banco Santander is responsible for defraying 50% of the benefits of employees retired before the date the sponsor Banco Bandepe was privatized and 30% of the benefits of employees retired after privatization.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. In this case, no conclusion, being 100% funded by the bank.

Life Insurance for Banco Real’s Retirees (Life Insurance): For Retirees Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45.28% of the value. This benefit is also granted to retirees Foundation Sudameris where cost is 100% of the retired. It closed group.

Free Clinic: a lifetime plan offered to the retirees who have contributed to Fundação Sudameris for at least 25 years and is funded by the users. The plan is offered only for hospitalization in wards.

Plasas: voluntary health plan, created on July 1, 1989, supplementary to the health care plan and only for cases of hospitalization. It includes a reserve made up by participants’ and Fasass’ contributions, which are suspended since August 1999. The Plan is closed to new entrants since July 1999.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and full pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander’s provisions related to this retired employees are accrued using actuarial calculations based in the present value of the current cost.

		Consolidated
		03/31/2013
	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(6,543,871)	(489,799)
Fair Value of Plan Assets	5,341,239	131,793
	(1,202,632)	(358,006)
Being:
Superavit	-	120,758
Deficit	(1,202,632)	(478,764)
Actuarial Losses and Others Allowed Deferrals (Not Recognized)	(1,295,051)	(126,726)
Actuarial Gains (Not Recognized)	-	12,636
Value Unrecognized as Asset	-	108,122
Net Actuarial Asset at December 31, 2012	92,419	-
Net Actuarial Liability at December 31, 2012	-	(352,037)
Payments Made	10,714	7,595
Revenues (Expenses) Recorded	(32,417)	(10,957)
Other Equity Valuation Adjustments	(1,295,051)	(126,726)
Net Actuarial Liability at March 31, 2013	(1,224,335)	(482,125)

c) Management of Plan Assets

The main categories of assets as a percentage of total assets of the plan are as follows:

		Consolidated
		03/31/2013
Equity Instruments		2.80%
Debt Instruments		93.40%
Real Estate		0.50%
Others		3.30%

d) Actuarial Assumptions Adopted in Calculations

		Consolidated
		03/31/2013
Nominal Discount Rate for Actuarial Obligation (1)		8.7% and 9.0%
Rate calculation of interest under assets to the next year (1)		8.7% and 9.0%
Estimated Long-term Inflation Rate		4.5%
Estimated Salary Increase Rate		5.0%
Boards of mortality		AT2000
(1) In 2013 the discount rate the 8.7% retirement and 9.0% doctor.

e) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

e.1) Local Program

The Extraordinary Shareholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On October 25, 2011, Banco Santander held the Extraordinary Shareholders’ Meeting, which approved the grant of the Incentive Plan Long Term (SOP 2014) - Investment in Certificates of Deposit Shares (Units) to certain directors and Management-level employees of the Company and companies under its control.

The characteristic of each plan are:

SOP Plan: It is a three-year Stock Option Plan by which new shares in Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date each unit.

Long-Term Incentive Plan - SOP 2014: It is a plan Purchase Option lasting three years. The period for exercise begins on June 30, 2014 until the date of June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Company: total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Company during the term of the Plan to acquire a position to exercise the corresponding Units.

PSP Plan: Compensation Plan based on shares settled in cash, with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the payment of bonus by the Company to Participants under the Variable Compensation and (i) 50% (fifty percent) consist of the delivery "Units", where which can not be sold during the term of 01 (one) year from the date of exercise and (ii) 50% (fifty percent) will be paid in cash, which may be used freely by the Participants ("fifty percent"), after deductions of all taxes, charges and withholdings.

Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

	SOP Plan, PI12 - PSP,
	PI13 - PSP and Pl14 - PSP (1)		SOP 2014 (2)
TSR Position		% of shares exercisable
1°		50%	100%
2°		35%	75%
3°		25%	50%
4°		0%	25%
(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of net income vs. budgeted profit.
(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value of the options in the plans based the following premises :

	Pl14 - PSP	PI13 - PSP	PI12 - PSP
Method of Assessment	Binominal	Binominal	Binomial
Volatility	57.37%	57.37%	57.37%
Probability of Occurrence	37.81%	26.97%	43.11%
Risk-Free Rate	10.50%	10.50%	11.18%

		SOP 2014	Plans SOP
Method of Assessment		Black&Scholes	Binomial
Volatility		40.00%	57.37%
Rate of Dividends		3.00%	5.43%
Vesting Period		2 Years	2.72 Years
Average Exercise Time		5 Years	3.72 Years
Risk-Free Rate		10.50%	11.18%
Probability of Occurrence		71.26%	43.11%
Fair Value for Shares		R$6,45	R$7,19

The average value of shares SANB11 on the year ended March 31, 2013 is R$14,55 (2012 - R$14,93).

In the first quarter of 2013, daily pro-rata expenses amounting R$9,084 (03/31/2012 - R$7,445) Bank and R$9,409 (03/31/2012 - R$7,588) Consolidated, relating to the SOP plan and R$2,108 (03/31/2012 - R$6,158) Bank and R$2,197 (03/31/2012 - R$6,727) Consolidated relating to the PSP plan. Also recorded in the period a gain with the oscillation of the shares's market value of the PSP Plan in the amount of R$349 Bank and R$360 in the Consolidated like personnel expenses. Expenses related to the SOP plans and PSP are recognized in respect of stockholders' equity and other obligations, respectively.

		Exercise Price			Date of	Date of Expiry
	Number of	In Brazilian	Concession	Employees	Commencement	of Exercise
	Shares	Real	Year	Group	Exercise Period	Period
Balance Plans on 31/dec/2010	13,914,532
Cancelled Options (PI12 - PSP)	(106,718)		2010	Executives	02/03/2010	06/30/2012
Cancelled Options (PI12 - SOP)	40,479	23.50	2010	Executives	02/03/2010	06/30/2014
Granted Options (PI13 - PSP)	1,498,700		2011	Executives	02/03/2010	06/30/2013
Cancelled Options (PI13 - PSP)	(130,493)		2011	Executives	02/03/2010	06/30/2013
Granted Options (SOP 2014)	14,450,000	14.31	2011	Executives	10/26/2011	12/31/2013
Balance Plans on 31/dec/2011	29,666,500
Cancelled Options (PI12 - PSP)	(698,103)		2010	Executives	02/03/2010	06/30/2012
Exercised Options (PI12 - SOP)	(486,852)		2010	Executives	02/03/2010	06/30/2012
Cancelled Options (PI12 - SOP)	(7,759,571)	23.50	2010	Executives	02/03/2010	06/30/2014
Cancelled Options (PI13 - PSP)	(72,209)		2011	Executives	02/03/2010	06/30/2013
Granted Options (PI14 - PSP)	1,910,000		2012	Executives	05/29/2012	06/30/2014
Cancelled Options (PI14 - PSP)	(106,226)		2012	Executives	05/29/2012	06/30/2014
Cancelled Options (SOP 2014)	(2,393,163)	14.31	2011	Executives	10/26/2011	12/31/2013
Granted Options (SOP 2014)	5,855,000	14.31	2011	Executives	10/26/2011	12/31/2013
Balance Plans on 31/dec/2012	25,915,376
Cancelled Options (PI13 - PSP)	(4,350)		2011	Executives	02/03/2010	06/30/2013
Cancelled Options (PI14 - PSP)	(28,793)		2012	Executives	05/29/2012	06/30/2014
Cancelled Options (PI14 - PSP)	(4,000)		2012	Executives	05/29/2012	06/30/2014
Cancelled Options (SOP 2014)	(563,406)	14.31	2011	Executives	10/26/2011	12/31/2013
Balance Plans on 31/mar/2013	25,314,827
Plans - SOP	4,903,767	23.50	2010	Executives	02/03/2010	06/30/2014
PI13 - PSP	1,291,648		2011	Executives	02/03/2010	06/30/2013
Pl14 - PSP	1,770,981		2012	Executives	05/29/2012	06/30/2014
SOP 2014	17,348,431	14.31	2011	Executives	10/26/2011	12/31/2013
Total	25,314,827

e.2) Global Program

Long-term Incentive Policy

Santander Spain Board of Directors' meeting, held on March 26, 2008, approved the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except for Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Banco Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives appointed by the Executive Board or the Executive Committee.

This plan involves three-years cycles for the delivery of shares to the beneficiaries. The first two cycles began in July 2007, with the first cycle lasting two years (PI09) and the other cycles with an average duration of 3 years (PI10/PI11/PI12 / PI13 and PL14).Therefore from 2009 there the beginning of a new cycle and the closure of a previous cycle. The goal is to establish an appropriate sequence between the end of the incentive program, linked to the previous plan I-06, and successive cycles of this plan.

A maximum number of shares in each cycle is established for each beneficiary that continued to work in the Santander Spain Group during the plan. The goals whose attainment determine the number of shares granted, are defined by comparing the Santander Spain Group’s performance with the Benchmark Group’s performance (financial institutions) and are related to two parameters: TSR and Earnings/Benefit per Share (EPS) growth.

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

From the plan Pl12 the purpose determines the number of actions relate just one performance parameter, which has 100% weight in the percentage of shares to be distributed: the TSR Group.

Global Plan Fair Value

The plan assumes that the beneficiaries will not leave Banco Santander during the term of each plan.The fair value of the 50% linked to Banco Santander’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousands simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	Pl10	Pl11	Pl12	Pl13	Pl14
Expected Volatility (*)	15.67%	19.31%	42.36%	49.64%	51.35%
Annual Dividend Yield Based on Last Five Years	3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free Interest Rate (Treasury Bond Yield -Zero Coupon)
Over the Period of the Plan	4.50%	4.84%	2.04%	3.33%	4.07%
(*) Calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it can be considered (in a high percentage of cases) feasible to extrapolate that the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. This valuation is reviewed and adjusted on a yearly basis, since its refers to a non-market condition.

				Date of	Date of Expiry
	Number	Concession	Employees	Commencement	of Exercise
	of Shares	Year	Group	Exercise Period	Period
Balance Plans on 31/dec/2011	1,670,701
Exercised Options (PI12)	(137,299)	2009	Executives	06/19/2009	07/31/2012
Cancelled Options (PI12)	(403,907)	2009	Executives	06/19/2009	07/31/2012
Cancelled Granted Options (PI14)	(59,373)	2011	Executives	01/07/2011	07/31/2014
Balance Plans on 31/dec/2012	1,070,122
Cancelled Options (PI13)	(14,209)	2010	Executives	07/01/2010	07/31/2013
Cancelled Options (PI13)	(92,626)	2011	Executives	07/01/2011	07/31/2014
Balance Plans on 31/mar/2013	963,287
Plan I13	583,602	2010	Executives	07/01/2010	07/31/2013
Plan I14	379,685	2011	Executives	07/01/2011	07/31/2014
Total	963,287

In the first quarter of 2013, pro-rata expenses were registered in the amount of R$938 (03/31/2012 - R$1,399) Bank and R$975 (03/31/2012 - R$1,452) Consolidated, related to the costs of the cycles mentioned, for the totaling of the Global Program. Expenses related to the plans are recognized in contrast to other liabilities, because they are settled in cash.

Plans do not cause dilution of the capital of the Bank, since they are paid in shares of Banco Santander Spain.

e.3.) Share-Based Bonus

Banco Santander Spain's General Shareholders Meeting, held on June 11, 2010, approved the new policy relating to executive compensation through the payment plan referenced in bonus shares to the Group companies, including Banco Santander in Brazil. This new policy, with adjustments applicable to Santander in Brazil, was approved by the Nominating Committee and Remuneration and the Board of Directors on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of shareholders through a long-term commitment.

The purpose of the plan is the cash payment of part of the variable compensation owed by Banco Santander to the plan’s participants pursuant to the bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based bonus is within the limits of the overall management compensation approved by Banco Santander's General Ordinary Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three years following the reference year.

On December 21, 2011, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the ordinary general meeting on February 7, 2012.

On December 19, 2012, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the ordinary general meeting on February 15, 2013.

This proposal are certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The plan is divided into 3 programs:

a) Supervised Collective - Participants of the Executive Committee and other executives who take significant risks in the Bank and responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares. On March 31, 2013, was recorded credits in the amounting of R$7,349 in the Bank and R$6,403 in the Consolidated.

b) Collective unsupervised - Statutory Directors - not part of the Statutory Directors' Collective Supervised ", the amount deferred will be paid 100% in Units" SANB11". On March 31, 2013, we recorded expenses "pro rata" in the amount of R$4, in Consolidated regarding the provision of the plan and was recorded gain with the oscillation of the share market value of the plan in the amount of R$441 in the Bank and Consolidated as personal expenses.

c) Unsupervised Collective - Employees - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed 110% to 120% of CDI. On March 31, 2013, were credits of R$565 in the Bank and R$560 in the Consolidated.

34. Risk Management Structure

Banco Santander operates with local appetites and in accordance with risk policies of Santander Conglomerate, aligned with local and global performance objectives and follows the instructions of the Board of Directors, the rules of the Central Bank of Brazil and international good practices, aiming to protect the capital and ensuring the profitability of business. The Santander conglomerate is exposed to the following main risks in its operations:

- Credit risk and exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to the bank. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

- Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the bank operates.

- Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or those come from external events.Banco Santander's Operational Risk Control and Management aim: internal controls environment efficiency,the prevent, mitigation and reduce of the losses and events from operational risk and also to maintain of the business continuity.

Risk management at Banco Santander is based on the following principles:

- Independence of the risk function in relation to business. The responsible for the Bank's Risk Division reports directly to the Executive Committee and the Council. The local unit of risk is independent with a direct communication with the unit risk corporate;

- Business support, collaborating without ignoring the previous principle, to achieve business objectives while maintaining the quality of the risk. For this, the organizational structure of risk seeks cooperation between business managers and risk;

- Collegiate decision-making, including the branch network, thereby promoting the existence of different points of view and avoiding decisions being made by individuals;

- The use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC (Return on Risk Adjusted Capital), VaR (Value at Risk), economic capital, scenario assessment, among others; and

- Global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for risk undertaken and for assessing management.

Maintaining a risk profile is medium-low, and low volatility through:

- This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors or geographic regions;

- Maintenance Reducing the complexity level of market operations; and

- Careful monitoring of risks to prevent possible deterioration of the portfolios.

Corporate Governance of the Risk Function

The structure of the Risk Committees of Banco Santander is defined according corporate standards, and the weekly meetings, has the following responsibilities:

- Ensure that local policies are implemented and followed in accordance with corporate standards;

- To authorize the use of local management tools and risk models and to be familiar with the result of their internal validation;

- Ensure that the activities of Banco Santander are being performed according to the level of risk tolerance previously approved by the Santander Group;

- To be aware of, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties; and

- To resolve transactions that are not within the delegated scope to the other levels of the administration and to determine the limits of pre-classification global limits of risk in favor of economic groups or in relation to the exposure by risk type.

The Executive Risk Committee has delegated part of its assignments to the Risk Committees, which are structured by business category, type and sector risk. The risk function of the Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas both from a functional and hierarchical point of view and reports directly to the Chairman of the Banco Santander and to the head of the Santander risk department.

The Executive Vice-Presidency for Risk is divided into areas with two types of approach:

- Methodology and control, which adapts the policies, methodologies and the risk control systems; and

- Business risk, focused on risk management and the establishment of risk policies for each business operation conducted by Banco Santander in Brazil.

Credit Risk Management

The role of the credit and market risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee.

Besides, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

The specialization of the risk function is based on the type of client and the process of risk management, making a distinction between individualized customers and standardized.

- Customers under individual management: customers from the wholesale sector, financial institutions and certain companies. Risk management is executed by an assigned risk assessor. The customer is placed in a portfolio by a risk assessor who draws up the analyses, forwards the same to the committee and monitors the progress of the customer; and

- Customers under standardized management: individuals and companies not classified as individualized customers. The management of these risks is based on automated decision-making and internal risk assessment models, backed up by business regulations and teams of expert analysts to deal with exceptions.

Collection of documentation and information necessary to complete the analysis of the risk involved in credit operations, the identification of the borrower, counterparty, the risk involved in the operations, the classification of the degree of risk in different categories, the granting of credit, periodic assessments risk levels; It`s procedures are applied by the Bank to determine the volumes of guarantees and provisions necessary for the credit operations are conducted in accordance with current regulations and safety due. Policies, systems and procedures used are reassessed annually to ensure they are consistent with the needs of risk management and the current market scenarios.

The credit risk profile undertaken by Banco is characterized by the diversification of customers and the large volume of retail operations. Macroeconomic factors, market conditions, sector and geographic concentration, customer profiles and economic outlook are also assessed.

Structure of Capital Management

Capital management considers the regulatory and economic levels. The objective is to achieve an efficient capital structure, meeting the requirements of the Central Bank and to maximize value creation to the stockholders.

From an economic view, in accordance to Internal Capital Adequacy Assessment Process (Pillar II of the Basel Capital Accord) , the group uses a measurement model of economic capital in order to get a more precise risk management and allocation of capital to various units of Santander, wich allows a performance assessment, considering the solvency levels agreed by the group.

In order to properly manage the Bank’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Forecasts of economic and regulatory capital are made based on financial forecasts(Balance Sheet, Income Statements, etc.) and macroeconomic scenarios. These forecasts are used by the Bank as a reference to the contingency plan (securitization, sale of assets, raising capital through issuing shares, subordinated debt and hybrid instruments, etc.) required to achieve its capital targets.

a) Rating Models

Banco Santander employs its own internal rating models to measure the credit quality of a customer or a transaction. Each rating is related to the probability of default or non-payment, established using the bank´s past experience, except for certain portfolios classified as low default portfolios. The ratings are used in the approval process and monitoring of risk.

The Global rating tools are applied to those segments of sovereign risk, financial institutions and global wholesale customers (GBM), with centralized management in the Bank. These tools generate the rating of each client, which is obtained from an automatic module or quantitative, based on balance sheet ratios or macroeconomic variables, supplemented by the judgment of the analyst.

In the case of private companies and institutions portfolio, was defined a methodology to develop a single rating for each country, based on the same modules as the previous ratings: quantitative or automatic (in this case analyzing the credit behavior of a sample of clients in relation their financial statements), or qualitative review by an analyst and final adjustments.

The ratings assigned to customers are reviewed periodically, incorporating the new financial information and experience developed in the banking relationship. The frequency of revisions is high in the case of customers who reach certain levels in automatic warning systems and customers classified as special monitoring. Their own rating tools are reviewed for qualifications awarded by them are progressively cleared.

For customers with standardized management of both companies as natural persons, there are scoring tools that automatically assign a score to the proposed transactions.

These systems are complemented loan approval with performance rating models, which allow for greater predictability of risk assumed and are used for preventive activities and trading.

b) Losses and Credit Cost

The bank periodically estimates loss related to credit risk and compares effective loss to previously estimated values. Periodic analyses of control are carried out with the aim of maintaining control over the updated credit risk and exceptions to open or renegotiate certain operations, and can also increase the level of assurance when needed.

In order to complement the use of the admission and rating models, the Banco Santander uses other measures to facilitate prudent and effective credit risk management, based on the identified loss. Credit cost is measured mainly using indicators such as the variation in credit loss provisions, non-performing loans under recovery and lowered net credit.

Reports on risk management are submitted to the Board of Directors, which ascertains whether or not risk management is in line with Santander policies and strategies. Simulations of risk situations are carried out in order to assess the need for reviewing pre-established policies and limits.

All information on risk management structure and procedures is stored at Banco Santander and is available to the Bacen and other regulatory entities. Furthermore, information on credit risk management is published in the quarterly financial statements in line with principles of transparency.

c) Credit Risk Cycle

Banco Santander holds a global view of the bank's credit portfolio throughout the various phases of the risk cycle, with a level of detail sufficient enough to be able to assess current risks and eventual shifts. This mapping is monitored by the Board of Directors and the Executive Committee, which establish the risk policies and procedures, the limits and delegation of powers, in addition to approving and supervising operations in the sector.

The management process consists of identifying, measuring, assessing, controlling, negotiating and deciding upon the risks incurred in the bank´s operations. This cycle is made up of three distinct phases:

- Pre-sale: includes processes of planning, target setting, calculation of the Banco Santander´s risk appetite, approval of new products, risk analysis and the credit rating process and limit setting;

- Sale: this is the decision-making phase for pre-classified and specific transactions; and

- Post-sale: includes processes of risk monitoring, measurement and control, and recovery process management.

Risk Planning and Limits

This process identifies the bank´s interest, evaluating business´ proposals and risk position. In the global risk limit plan, a previously agreed document is defined to integrate the management of the balance sheet and the inherent risks.

The limits are based on two basic structures: customers/sectors and products.

In individualized risks, the most basic level is the customer for which are set individual limits (pre-classification).

For large economic groups is used a pre-classification model based on a system of measurement and monitoring of economic capital. For the corporate segment, we use a pre-classification model simplified to customers that meet certain requirements (knowledge, rating, etc.).

In the case of risks with customers with similar characteristics, risk limits are designed by credit management programs (PGC), a document agreed upon by the business areas and risks and approved by the Risk Committee or its Committees Delegates, which contains the expected results of the business in terms of risk and return, beyond the limits that are subject to the respective activity and risk management.

Risk Analysis

Risk analysis is a pre-requisite for the approval of loans to customers and consists of examining the ability of the counterparty´s to meet its contractual commitments to Banco Santander, which includes analysis of the customer´s credit quality, its risk operations, its solvency, the sustainability of its business, and the expected return taking the risk undertaken into account.

This risk analysis is done at least annually and may be revised more frequently if the risk profile of the client request (due warning systemas visits centralized or manager or credit analyst) or if there are specific operation outside the previous classification.

Transaction Decision-making

The purpose of the transaction decision-making process is to analyze and to adopt solutions for the same, taking into consideration the risk appetite and any important factors for counterbalancing risk and return.

Banco Santander uses, among others, the RORAC methodology for the analysis and pricing in the decision-making process on transactions and business.

Risk Monitoring and Control

In addition to the functions carried out by the Internal Audit Area, the Executive Vice-Presidency for Risk has its own risk monitoring area for the control of credit quality, formed by a teams with specific resources and responsibilities.

This monitoring area is based on an ongoing process of observation, which ensures the early detection of any events that might arise in the development of risk, the transactions, the customers and their environment, so that preventive action may be taken. This monitoring area is specialized by customer segment.

For this, we designed a system called "special surveillance firms" (FEVE, initials in Spanish) that distinguishes four categories based on the level of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). Inclusion of a company in FEVE System does not mean that a default has occurred, but it is advisable to adopt a specific policy with it, allocating a responsible and setting the deadline for implementation of the policy. Customers classified in FEVE are reviewed at least every six months or every quarter in the case of customers most severe categories. The classification of a company in FEVE derives from the actual monitoring, the review conducted by the internal audit manager responsible for the decision of the company or the triggering of the automatic warning system.

In relation to standardized customer risk, the key indicators are monitored in order to detect any variations in the performance of the credit portfolio, with respect to the forecasts made in the credit management programs.

d) Risk Control

Its function is to obtain a global view of the Banco Santander´s credit portfolio throughout the various phases of the risk cycle, with a level of detail sufficient enough to be able to assess the current circumstances and eventual shifts.

Changes to the bank´s risk exposure are controlled in an ongoing and systematic manner. The impacts of these changes in certain future situations, both those of an exogenous nature and those arising from strategic decisions are assessed with the aim of establishing measures that place the profile and the amount of the credit portfolio within the parameters established by Executive Committee.

e) Provisions

Banco Santander determines provisions in accordance with the current legislation of the Bacen, in accordance with CMN Resolutions 2.682/1999, 2.697/2000 and Bacen 2.899/2000, which classifies credit transactions by rating and determines the minimum percentage of provision required (Note 8.e).

f) Regulatory Capital

The capital management of Banco Santander is performed for both regulatory capital and for economic capital. The management of regulatory capital is based on the analysis of "ratios" of capital, using criteria defined by the Bank. Banco Santander presents an active capital management including securitizations, sale of assets and portfolios, emissions of preferred shares and hybrid instrument. The evaluation model of economic capital is to ensure the availability of capital to support all risks of their economic activity in the various business units, in different scenarios, with the solvency levels agreed by the Group.

g) Credit Recovery

The area of Business Recovery is responsible for all non-performing portfolio of Banco Santander. The area has as role to define, implement and monitor strategies and performances related to portfolios of delinquent customers, seeking to ensure maximum efficiency in recovery, running this process in a fair and consistent with legal requirements.

The area uses statistical tools to study the behavior of clients and strategize more assertive recovery. One of the tools used is a behavior score used to study the performance of different groups, for the recovery of business and reduce costs and achieve the goals. Customers with greater probability of payment are classified as low risk customers and with low probability of payment are classified as high risk with its collection more intensified.

The channels of operation are defined as responsibility Map, using the time value of default versus risk value - besides other characteristics used to compose the creation of strategies. Daily contact by Call Center, inclusion in protection to credit department, sending collection letters, and contacts through a network of agency bank are tools used for credit recovery. Internal teams specialized in restructuring and debt recovery work directly with defaulting customers with overdue more than 60 days with higher values. We use outside agencies and attorneys to charge high-risk customers. These agencies receive a success fee for any amounts recovered.

Often execute sales of loan portfolio of uncollectible debts. These sales wallets happen periodically through an auction process in order to best market opportunities.

h) Environmental Risk

Environmental risk policy has been practiced for the Wholesale Bank that, in addition to lending, provides analysis of environmental issues in accepting clients. The environmental risk area analyzes the environmental management of the checking account items such as contaminated areas, deforestation, labor violations and other problems for which there is a risk of imposition of penalties.

A specialized team training in Biology, Chemical Engineering and Engineering Health and Safety monitors the environmental practices of customers, while our financial analysts assess the damage that unfavorable environmental conditions may cause the financial condition and the guarantees offered by the client, among other effects. Our experience shows that the company cares for the well-being of its employees and the environment in which it operates normally have a more efficient and therefore more likely to honor their commitments and generate good business.

i) Other Information

(i) The management of regulatory capital is based on the analysis of the adequacy of capital through the basel index using the criteria defined by the Central Bank. The goal is to achieve efficient capital structure considering capital costs, regulatory requirements, goals of rating and return to investors.

(ii) In operations involving the sale or transfer of financial assets, the conditions and characteristics of the same are analyzed for the appropriate assessment and classification with regard to risk management and retention of profit.

(iii) Further details of the credit risk management structure may be found in the report available on the site www.santander.com.br/ri.

35. Corporate Restructuring

We implemented various social movements in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate.

a) Segregation of equity investments of the temporary nature and of the investments in companies that provide services complementary to those provided by financial institutions

Aiming to segregate the equity investments of a temporary nature (private equity) and equity interests in entities that provide complementary services to the financial services Conglomerate, were made the following acts:

• Partial spin-off of Santander Participações, based version of the spun-off assets to Santander Serviços (Partial Spin-Off), approved by shareholders in the meeting held on December 31, 2012. The spun-off assets corresponded to investments in Santander Serviços and Webmotors S.A. The Partial Spin-off took place through the transfer of net assets of Santander Participações to the capital of Santander Serviços, based on the audited balance sheet on the November 30, 2012. Equity changes that occur between the base date of such balance sheet and the execution of the Partial Spin-off were recognized and recorded directly into Santander Serviços;

• Capital increase in Santander Serviços on December 31, 2012 in the amounts of R$371,000, with the issuance of 113,803,680,982 common shares, fully subscribed and paid by Santusa Holding, S.L. (Santusa) in Spain, investment company controlled by Banco Santander Spain. After such transaction, Santander Serviços capital stock to be owned by Banco Santander and Santusa, in the proportion of 60.65% and 39.35%, respectively.

• Acquisition by Santander Serviços shares of the company Tecban held by Santusa as sale and purchase agreement entered into between the parties on January 21, 2013. The acquisition, corresponding to 20.82% of the share capital of Tecban, is subject to authorization by the Bacen pursuant to Resolution 4.062/2012, and effective on March 27, 2013.

b) Incorporation of Santander Consórcios by Santander Brasil Consórcio

At meetings held on July 25, 2012, the Board of Directors of Santander Consórcios and Santander Brasil Consórcios agreed and decided to submit for approval from their respective partners, the incorporation propose of Santander Consórcios (Incorporated) by Santander Brasil Consórcio (Incorporator) (Incorporation) which was approved at meeting of the Partners Incorporated and Incorporator on July 31, 2012.

The incorporation will give through the transfer of the net book value of incorporated for the equity of the incorporator, based on the audited balance sheet at June 30, 2012. The equity variations occurred between the base date of that balance sheet and the effectiveness of the incorporation (the date of the Contract Amendment) will be recognized and recorded directly on the incorporator.

On November 30, 2012 this process of incorporation was approved by the Bacen.

c) Other corporate movements

We also performed the following corporate actions:

• Constitution of in “Atual Companhia Securitizadora de Créditos Financeiros”, under the meeting held on September 28, 2012, which aims at the acquisition of exclusive social credits from lending operations, financing and leasing.

• Opening capital of CFI RCI Brasil in the category “B”, pursuant to the extraordinary shareholders meeting held on August 30, 2012, whose record was obtained with the CVM on November 27, 2012.

• Incorporation of all shares issued of RCI Brasil Leasing by CFI RCI Brasil on May 31, 2012, so that RCI Brasil Leasing became a wholly-owned subsidiary of CFI RCI Brasil. On August 28, 2012 this process was approved by the Bacen.

• Partial spin-off of CRV DTVM with the version of the splited portion of Santander Participações on August 31, 2011, being that the split portion was referring solely to the entire interest held by CRV DTVM on the capital of Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. (Santander Securities). On the same date, Santander Securities was acquired by Santander Participações. On January 23, 2012 this process was approved by the Bacen.

• Acquisition on January 21, 2013 by Webmotos S.A., 100% of the share capital of Idéia Produções e Design Ltda- ME.

36. Subsequent Events

WebMotors S.A.increases its capital stock by Carsales com limited (Corsales)

An agreement was signed regarding the participation of Carsales in the capital stock of Webmotors S.A., a company indirectly controlled by Banco Santander. The Transaction, valued at R$180 million, involves the acquisition, by Carsales, of new shares of the Webmotors S.A. capital stock, representing 30% of the company’s total capital.

The partnership with Carsales aims to accelerate the growth of Webmotors S.A. and consolidate its leadership position in Brazil’s online vehicle classifieds market, through a transfer of technology and knowledge, together with greater independence and operational focus.

Carsales is an Australian company that is the leader in that country’s online vehicle classifieds market, with more than 60% of the market share, along with operations throughout Asia (China, New Zealand, Thailand, Malasia, Singapore, Indonesia and Dubai).

The completion of the Transaction will be subject to its compliance with certain precedent conditions customary in similar transactions, including the negotiation and signing of definitive contracts and the obtaining of the necessary authorizations.

37. Other Information

a) In the Bank and Consolidated the co-obligations and risks on guarantees provided on behalf of customers, recorded in memorandum accounts, amounted to R$28,588,316 Bank and Consolidated (12/31/2012 - R$28,571,861).

b) The total amount of Santander Conglomerate investment funds and assets under management is R$120,013,819 (12/31/2012 - R$113,854,284), and the total amount of investment funds and assets managed is R$131,514,376 (12/31/2012 - R$124,854,441) recorded as off balance accounts.

c) In Bank and Consolidated, the insurance contracted effective as of March 31, 2013, with bankers’ blanket insurance, fire, vehicles and other risks coverage, amounts to R$1,300,039 (12/31/2012 - R$1,300,039) and in bankers’ blanket insurance, an insurance was contracted with coverage amount of R$224,752 (12/31/2012 - R$224,752), and may be used on a standalone basis or jointly provided that it does not exceed the contracted amount.

d) Restricted operations were as follows:

			Bank/Consolidated
	Assets (Liabilities)		Income (Expenses)
			01/01 to	01/01 to
	03/31/2013	12/31/2012	03/31/2013	31/03/2012
Restricted Operations on Assets
Lending Operations	7,243	7,126	117	723
Liabilities - Restricted Operations on Assets
Deposits	(7,243)	(7,126)	(117)	(723)
Net Income			-	-

There are no default operations, court challenges on active operations or linked to the funds raised for applying these operations.

e) Obligation offset and settlement agreements - CMN Resolution 3.263/2005 - Banco Santander has an obligation offset and settlement agreement within the ambit of National Financial Institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with Banco Santander, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of Banco Santander with the counterparty.

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of March 31, 2013 is R$2,648,563, of which R$633,034 up to 1 year, R$1,612,988 from 1 year to up to 5 years and R$402,541 after 5 years. Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$2,277 monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses quarter were R$163,508 (2012 - R$140,415).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, accordance with contractual clauses and legislation.

****

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 25, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer